                                                  Pursuant to rule 424(b)(4)
                                                  Registration Number 333-94017

PROSPECTUS

                                3,000,000 Shares

[HEIDRICK & STRUGGLES INTERNATIONAL]

                                  Common Stock

--------------------------------------------------------------------------------

We are offering 2,008,306 shares of our common stock and selling stockholders are offering 991,694 shares of our common stock. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol of "HSII." The last reported sale price of our common stock on the Nasdaq National Market on February 3, 2000 was $33.00 per share.

     Investing in the shares involves risks. Risk Factors begin on page 6.

                                                              Per
                                                             Share     Total
                                                             ------ -----------
Public Offering Price....................................... $33.00 $99,000,000
Underwriting Discount....................................... $ 1.73 $ 5,190,000
Proceeds to Heidrick & Struggles............................ $31.27 $62,799,729
Proceeds to Selling Stockholders............................ $31.27 $31,010,271

We have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about February 9, 2000.

--------------------------------------------------------------------------------

Lehman Brothers
             Goldman, Sachs & Co.
                           The Robinson-Humphrey Company
                                         Fidelity Capital Markets
                                            a division of National Financial
                                                  Services Corporation

February 3, 2000

                              [INSIDE FRONT COVER]

        Map of world and list of the locations of the Company's offices.

                               TABLE OF CONTENTS

                                   Page
                                   ----
Prospectus Summary................   1
Risk Factors......................   6
Use of Proceeds...................  11
Dividend Policy...................  11
Price Range of Common Stock.......  11
Capitalization....................  12
Unaudited Pro Forma Condensed
 Consolidated Financial Data......  13
Selected Financial Data...........  17
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations........  19

                                      Page
                                      ----
Business............................   30
Management..........................   41
Principal and Selling Stockholders..   47
Description of Capital Stock........   49
Shares Eligible for Future Sale.....   54
Underwriting........................   55
Certain United States Federal Tax
 Consequences to Non-U.S. Holders of
 Common Stock.......................   58
Legal Matters.......................   60
Experts.............................   60
Index to Financial Statements.......  F-1

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Full addresses: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

  We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes potential provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

                               PROSPECTUS SUMMARY

  This summary highlights selected information in this prospectus, but it may not contain all of the information that is important to you. To better understand this offering, and for a more complete description of the offering and related transactions, you should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes to those statements, which are included elsewhere in this prospectus. The information in this prospectus assumes that the underwriters' over-allotment option will not be exercised.

                                  OUR COMPANY

  We are the leading global executive search firm and we believe that, based on revenues, we are the largest executive search firm in the world. With over 46 years of experience in fulfilling our clients' leadership needs, we offer and conduct executive search services in every major business center in the world. We focus on identifying, evaluating and recommending qualified candidates for senior level executive positions. Through our worldwide network of approximately 832 professionals in 69 locations, we provide executive search services to a broad range of public and private clients. From 1993 to 1998, we have grown significantly, with combined worldwide revenues growing at a compound annual rate of approximately 25%.

  We believe that the following favorable trends are contributing to the growth of the executive search industry:

  . an increase in competition for executive talent

  . an increasing demand for executive search services by start-up and newly-acquired companies

  . a growing acceptance by corporate leaders of executive search consultants

  . the increasing globalization of business driving the demand for executive talent by multinationals

  . a greater need for managers with diverse leadership skills

  . a decrease in the number of layers of management within a company, limiting its internal talent pool

Key Competitive Strengths

  We possess several key competitive strengths which position us to capitalize on the growing demand for our services. Our strengths include the following:

  . Emphasis on Senior Level Executive Search. We are an industry leader in placing senior level executives within the world's largest and most complex organizations. Senior level executive searches generally provide a higher level of revenue per search and greater visibility within the executive search industry.

  . Experienced Team of Executive Search Consultants. As of September 30,
    1999, we employed 372 executive search consultants. Our consultants, on average, have 10 years of experience in executive search and 9 years of experience in other industries. We believe that this depth of experience is necessary to effectively perform senior level executive searches.

  . Complementary Internet-Based Recruiting Business. LeadersOnline, which was launched in March 1999, utilizes the internet and our proprietary candidate matching and tracking technology to recruit and place prescreened middle management professionals with annual compensation in the $75,000 to $150,000 range. For the nine months ended September 30, 1999, LeadersOnline reported revenues of $763,000. We expect LeadersOnline to have revenues of approximately $1.9 million for the fourth quarter ending December 31, 1999.

  . Global Presence. We have 69 locations in major business centers in 33 countries around the world. With our global presence we can serve the needs of multinational companies and local businesses worldwide. Our global presence also provides us with access to an international network of candidates and referral sources.

  . Industry Practice Groups and Functional Specialties. We have seven core industry practice groups: international technology; industrial; consumer products; financial services; health care; professional services; and higher education/not-for-profit. Many of our consultants also specialize in searches for functional positions such as members of boards of directors, chief executive officers, chief financial officers, chief information officers and e-commerce business leaders. Our international technology practice group is our largest and fastest growing practice group representing approximately 31% of our revenues for the nine months ended September 30, 1999. Our structure enables us to better understand our clients' cultures, operations, business strategies and industries.

  . Global Support Platform. Our consultants work with a team of 460 associates who have access to a sophisticated global technology infrastructure. This technology infrastructure includes internally developed private databases containing over 1 million candidate profiles and approximately 32,000 client records.

Our Growth Strategy

  Our goal is to be the leading global provider of executive search services while achieving sustainable revenue and earnings growth. We pursue a focused growth strategy with the following key elements:

  . Expand and Develop Client Relationships. We continually seek to expand our relationships with existing clients and to develop new client relationships. We accomplish this by:

    . aggressively pursuing the highest level executive search assignments

    . expanding the breadth and depth of our industry practice groups and functional specialties

    . offering services across a broad range of geographic locations

    . actively recruiting consultants who demonstrate the ability to expand our client base

  . Pursue New, Complementary Lines of Business. We intend to continue to expand the range of services we offer, including our internet-based recruiting business, LeadersOnline, interim management placement, management evaluation and corporate governance consulting services.

  . Enhance Productivity. We believe that our consultants generate one of the highest levels of average revenue per consultant in the industry. We also believe that our infrastructure can be further leveraged to increase our consultants' productivity. Specifically, we expect that our technology initiatives will enable our professionals to access a greater amount of information more quickly.

  . Pursue Strategic Acquisitions and Alliances. We maintain an acquisition and alliance strategy designed to expand our presence in the executive search industry and to build complementary business lines. This strategy will increase our penetration in existing and new geographic markets as well as expand the depth and breadth of our industry practice groups and functional specialties.

                                  The Offering

 Common stock offered by Heidrick & Struggles
  International, Inc.............................. 2,008,306 shares

 Common stock offered by the selling stockholders. 991,694 shares

 Total common stock offered....................... 3,000,000 shares(1)

 Common stock outstanding after the offering...... 18,671,457 shares(1)(2)

 Use of Proceeds.................................. We will use the proceeds from this offering to fund
                                                   general corporate purposes
                                                   including:

                                                   . the further development of
                                                     LeadersOnline

                                                   . hiring additional
                                                     executive search
                                                     consultants

                                                   . expanding our technology
                                                     infrastructure

                                                   . the possible acquisition
                                                     or development of other
                                                     complementary businesses

 Nasdaq National Market symbol.................... HSII

--------
(1) Does not include shares that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock offered will be 3,450,000.
(2) Excludes 1,509,275 shares issuable pursuant to options and restricted stock units which have been granted under our employee incentive plans.

                                ----------------

  Heidrick & Struggles, Inc., merged into Heidrick & Struggles International, Inc. on February 26, 1999. All references to the Merger refer to this transaction. The Merger was accounted for as an acquisition by Heidrick & Struggles, Inc. of Heidrick & Struggles International, Inc. All references to Heidrick & Struggles International, Inc. refer to Heidrick & Struggles International, Inc. after the Merger. All references to HSI refer to Heidrick & Struggles International, Inc. before the Merger. All references to H&S refer to Heidrick & Struggles, Inc. before the Merger and Heidrick & Struggles International, Inc. after the Merger. Heidrick & Struggles, Inc. was a Delaware corporation that was incorporated in 1956 as successor to a partnership formed in 1953, and HSI was a Delaware corporation that was incorporated in 1968. Our principal executive office is 233 South Wacker Drive--Suite 4200, Chicago, Illinois 60606-6303, and our telephone number is (312) 496-1200.

                                ----------------

                             SUMMARY FINANCIAL DATA

  The following tables set forth summary historical financial and other data of H&S and HSI, which have been derived from, and are qualified by reference to, H&S and HSI's financial statements and other records, and unaudited summary pro forma condensed consolidated financial data. The unaudited pro forma financial data are presented for informational purposes only and should not be construed to indicate our results of operations or our financial position that actually would have occurred had the Merger and other matters reflected in the pro forma financial data occurred as of the dates indicated in the related notes or our results of operations or our financial position in the future. The following table should be read in conjunction with the consolidated financial statements and related notes thereto, the unaudited pro forma condensed consolidated Financial Data and related notes thereto included elsewhere in this prospectus as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      Unaudited Summary Pro Forma Condensed Consolidated Financial Data(1)

                                      Year Ended        Nine Months Ended
                                     December 31,         September 30,
                                   --------------------------------------------
                                         1998           1998          1999
                                   ------------------------------ -------------
                                   (in thousands, except per share and other
                                                operating data)
Statement of Operations Data:
 Revenue..........................   $     341,820  $     262,659 $     322,568
 Operating income.................           2,894         15,296        24,243
 Net income (loss)................   $      (3,486) $       5,716 $      13,929
                                     =============  ============= =============
Share Data:
 Basic earnings (loss) per common
  share...........................   $       (0.21) $        0.34 $        0.76
                                     =============  ============= =============
 Basic weighted average common
  shares outstanding..............          17,002         17,047        18,221
                                     =============  ============= =============
 Diluted earnings (loss) per
  common share....................   $       (0.21) $        0.33 $        0.76
                                     =============  ============= =============
 Diluted weighted average common
  shares outstanding..............          17,002         17,206        18,344
                                     =============  ============= =============
Balance Sheet Data (at end of
 period):
 Working capital (deficit)........   $     (10,213) $       6,762 $      49,596
 Total assets.....................         238,306        247,431       359,237
 Long-term debt, less current
  maturities......................           6,462          6,367         1,591
 Total stockholders' equity.......          80,277         85,754       159,070
Other Operating Data:
 Number of locations (at end of
  period).........................              60             56            65
                                     =============  ============= =============
 Average number of consultants
  during the period...............             330            322           366
                                     =============  ============= =============

--------
(1) See Notes to "Selected Unaudited Pro Forma Condensed Consolidated Financial Data" on page 16.

                             Summary Financial Data
                  (In thousands, except other operating data)

                                      H&S

                                                                          Nine Months Ended
                                   Year Ended December 31,                  September 30,
                         --------------------------------------------     -----------------
                           1994     1995     1996   1997(1)    1998         1998   1999(2)
                         -------- -------- -------- -------- --------     -------- --------
Statement of Operations
 Data:
 Revenue................ $101,589 $113,763 $147,428 $193,052 $216,836     $168,914 $302,583
 Operating income
  (loss)................   10,751   10,041   11,540   12,843  (11,339)(3)    8,138   10,395(5)
 Net income (loss)......    6,434    5,707    7,219    6,826  (17,190)(4)    3,563      128
Balance Sheet Data (at
 end of period):
 Working capital........ $ 13,447 $ 17,777 $ 21,414 $ 25,570 $  7,954     $ 16,258 $ 49,596
 Total assets...........   45,339   57,076   70,826   96,222  128,775      153,356  359,237
 Long-term debt, less
  current maturities....      735    1,189      993    1,636    6,350        6,304    1,591
Other Operating Data:
 Number of locations (at
  end of period)........       19       21       26       29       33           32       65
 Average number of
  consultants during the
  period................      113      124      142      164      207          202      336

                                      HSI

                                          Year Ended December 31,
                                  -----------------------------------------
                                   1994    1995    1996   1997(1)    1998
                                  ------- ------- ------- -------  --------
Statement of Operations Data:
 Revenue......................... $39,634 $52,815 $64,558 $82,732  $124,984
 Operating income (loss).........   5,123   3,302   3,438   3,085   (15,643)(6)
 Net income (loss)...............   2,649   1,800   2,141     692   (17,365)(7)
Balance Sheet Data (at end of
 period):
 Working capital (deficit) ...... $ 7,908 $ 7,777 $ 9,345 $(6,607) $(13,844)
 Total assets....................  21,998  25,756  32,851  75,560    94,997
 Long-term debt, less current
  maturities.....................     --      --      267     168       112
Other Operating Data:
 Number of locations (at end of
  period)........................      12      13      16      23        27
 Average number of consultants
  during the period..............      55      59      71      95       123

--------
(1) Certain 1997 amounts of H&S and HSI have been restated. See Note 16 of "Heidrick & Struggles, Inc. and Subsidiaries--Notes to Consolidated Financial Statements" and Note 14 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements", respectively.
(2) Because H&S acquired HSI on February 26, 1999, the historical results of operations of HSI have been included in H&S's financial statements subsequent to the date of acquisition.
(3) Includes $12.7 million of nonrecurring charges comprised of (a) $9.9 million of salaries and employee benefits expense arising from the difference between the issuance price of shares issued by us to certain of our directors in December 1998 and the fair market value of such shares at the date of grant and (b) $2.8 million of salaries and benefits expense relating to the early settlement of profit sharing arrangements upon the acquisition of certain Latin American locations.
(4) Includes a nonrecurring $2.5 million charge incurred in connection with the costs of the postponement of an offering in September 1998.
(5) Includes $15.2 million of nonrecurring charge and merger costs arising from the modification of the Mulder acquisition agreement and the merger with Sullivan.
(6) Includes $15.7 million of nonrecurring charges comprised of (a) $5.1 million of salaries and employee benefits expense due to the amortization of deferred compensation expense resulting from the Mulder acquisition, (b) $4.9 million of salaries and employee benefits expense arising from the difference between the issuance price of shares issued by HSI to certain of its directors in December 1998 and the fair market value of such shares at the date of grant, and (c) $5.7 million of salaries and employee benefits expense arising from the termination agreement with HSI's former President and Chief Executive Officer, and the termination agreement of a non-executive HSI employee.
(7) Includes a nonrecurring $1.3 million charge incurred in connection with the costs of the postponement of an offering in September 1998.

                                  RISK FACTORS

   As a stockholder, you will be subject to all risks inherent in our business. The market value of your shares will reflect the performance of our business relative to, among other things, that of our competitors and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our common stock.

We depend on attracting and retaining qualified consultants

  Our success depends upon our ability to attract and retain consultants who possess the skills and experience necessary to fulfill our clients' executive search needs. Competition for qualified consultants is intense. Our ability to attract and retain qualified consultants could be impaired by any diminution of our reputation, decrease in compensation levels or restructuring of our compensation system. In addition, we may not be successful in identifying and hiring consultants with the requisite experience, skills and established client relationships. If we cannot attract and retain qualified consultants, our business, financial condition and results of operations will suffer.

We may not be able to prevent our consultants from taking our clients with them to another firm

  Our success depends upon the ability of our consultants to develop and maintain strong, long-term relationships with our clients. Usually, one or two consultants have primary responsibility for a client relationship. When a consultant leaves one executive search firm and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. We may also lose clients if the departing consultant has widespread name recognition or a reputation as a specialist in executing searches in a specific industry or management function. Historically, we have not experienced significant problems with this client portability. However, if we fail to prevent our departing consultants from moving business to his or her new employer, our business, financial condition and results of operations will be adversely affected.

Our success depends on our ability to maintain our professional reputation and brand name

  We depend on our overall reputation and brand name recognition to secure new engagements and hire qualified professionals. Our success also depends on the individual reputations of our professionals. We obtain a majority of our new engagements from existing clients or from referral by those clients. Any client who is dissatisfied with our work can adversely affect our ability to secure those new engagements. If any factor hurts our reputation, including poor performance, we may experience difficulties in competing successfully for both new engagements and qualified consultants. Failing to maintain our professional reputation and brand name could seriously harm our business.

Our LeadersOnline business has a history of losses

  Our LeadersOnline business has incurred significant losses. For the nine months ended September 30, 1999, LeadersOnline had an operating loss of $3.8 million. In addition, we expect to devote significant resources to the future development of LeadersOnline. The limited operating history of LeadersOnline makes the prediction of future results of operations difficult and there can be no assurance that LeadersOnline's operating losses will not increase in the future or that LeadersOnline will ever achieve or sustain profitability. In addition, the online recruiting market is new and rapidly evolving, and we do not yet know how effective online recruiting will be compared to traditional recruiting methods.

We may lose part or all of our investments made in venture capital funds

  On December 16, 1999, we announced that we expect to invest up to $25 million in venture capital funds. These funds expect to make investments in start-up companies, primarily in the technology sector. Although we expect to make investments in increments over the next three years, the full investment may be made at any time. These investments are inherently risky and we may lose part or all of our investment.

Because our clients may restrict us from recruiting their employees we may be unable to fill existing executive search assignments

  We frequently refrain from recruiting employees of a client when conducting executive searches on behalf of other clients. We enter into these blocking arrangements with clients by agreement or for marketing and client relationship purposes. These restrictions generally remain in effect for one year following the commencement of an engagement. However, the specific duration and scope of the blocking arrangements depend on the following factors:

  . the length of the client relationship

  . the frequency with which the client engages us to perform searches

  . the number of assignments we have performed for the client

  . the potential for future business with the client

  Some of our clients are industry leaders that employ a large number of qualified executives who are potential candidates for other companies in that client's industry. If the clients' competitors discover that we are restricted from recruiting the employees of our clients these competitors may not engage us to perform their executive searches. In addition, as our client base grows, we may be unable to fulfill existing search assignments if this restriction prohibits us from recruiting from our other clients. If we are overly restricted by these blocking arrangements, our business, financial condition and results of operations will suffer.

We face aggressive competition

  The global executive search industry is extremely competitive and highly fragmented. We compete with other large global executive search firms and with smaller specialty firms. Specialty firms can focus on regional or functional markets or on particular industries. Some of our competitors possess greater resources, greater name recognition and longer operating histories than we do in particular markets. Our competitors can use these advantages to obtain future clients and attract qualified professionals in those markets. There are limited barriers to entry into the search industry and new search firms continue to enter the market. Many executive search firms that have a smaller client base may be subject to fewer blocking arrangements than we. We may not be able to continue to compete effectively with existing or potential competitors. In addition, our significant clients or prospective clients may decide to perform executive searches using in-house personnel.

We may have difficulty implementing our acquisition strategy

  Our ability to grow and remain competitive depends on our ability to acquire other executive search firms. Although we continually evaluate possible acquisitions, we may not succeed in identifying and completing these strategic acquisitions. In addition, an acquired business may not achieve desired levels of revenue, profitability or productivity. If any acquired firm performs poorly, we could be adversely affected because of client dissatisfaction. In addition, these acquisitions may involve the following risks:

  . diversion of management's attention

  . difficulties in the integration of operations

  . difficulties in retaining personnel

  . increased conflict of interest among clients

  . adverse tax and accounting impacts

We may finance future acquisitions with common stock, debt or cash. Our ability to finance acquisitions using common stock is dependent upon the market price of our common stock. We may be unable to accomplish desirable acquisitions because of a drop in the market price of our common stock.

Our success depends on our ability to achieve and manage growth

  We are experiencing and may continue to experience significant growth in our operations and employee base. This growth places significant strains on our administrative, operational and financial resources and may not generate proportionate revenue growth. If we are successful in expanding our business, we must recruit and hire additional consultants and administrative personnel. Our growth will diminish if we fail to attract and retain additional personnel. In addition, we make large initial investments to recruit new consultants. Our average revenue per consultant and overall profitability may suffer in the short term from new hires. If we need to open offices in new geographic locations, we will incur substantial start-up and maintenance costs. To manage our growth successfully, we must continue to improve and upgrade our financial, accounting and information systems. Failure to upgrade our systems could materially adversely affect our business.

We rely heavily on information management systems

  Our success depends upon our ability to store, retrieve, process and manage substantial amounts of information. To achieve our goals, we must continue to improve and upgrade our information management systems. We may be unable to license, design and implement, in a cost-effective manner, improved information systems that allow us to compete effectively. If we experience any interruptions or loss in our information processing capabilities, our business, financial condition and results of operations will suffer.

We face the risk of liability in performing executive searches

  We are exposed to potential claims with respect to the executive search process. A client could assert a claim for violations of blocking arrangements, breaches of confidentiality agreements or malpractice. In addition, a candidate could assert an action against us. Possible claims include failure to maintain the confidentiality of the candidate's employment search or for discrimination or other violations of the employment laws. We maintain professional liability insurance in amounts and coverages as we believe are adequate. However, we cannot guarantee that our insurance will cover all claims and that the coverage will be available at reasonable rates.

Our employee stockholders have voting control of our company and, as a result, certain decisions may be made by them that may be detrimental to your interests

  Our employee stockholders are, and will continue to be, after the offering beneficial owners of a majority of our common stock. These employee stockholders will have sufficient voting power to elect the entire Board of Directors and cause or prevent any change of control. Without consent of the other stockholders, these employee stockholders can determine the outcome of any corporate transaction, including a merger, a consolidation, or a sale of any or all of our assets.

Our multinational operations may be adversely affected by social, political and economic risks

  We generated revenues outside the United States of 39.8%, for the nine months ended September 30, 1999, and 44.2%, for the year ended December 31, 1998. We offer our services in 33 countries from 69 locations around the world. We are exposed to the risk of changes in social, political and economic conditions inherent in foreign operations. In particular, we conduct business in countries where the legal systems and trade practices are evolving. Commercial laws in these countries are often vague, arbitrary and inconsistently applied. Under these circumstances, it is difficult for us to determine at all times the exact requirements of such local laws. If we fail to comply with local laws, our business, financial condition and results of operations will suffer. In addition, the global nature of our operations poses challenges to our management, financial systems and accounting systems. Failure to meet these challenges could seriously harm our business.

We have antitakeover provisions that make an acquisition of us more difficult and expensive

  Antitakeover provisions in our Certificate of Incorporation, our Bylaws and the Delaware laws make the acquisition of us in a transaction not approved by our board of directors more difficult or expensive. Some of the provisions in our Certificate of Incorporation and Bylaws include:

  . a classified board of directors

  . limitations on the removal of directors

  . limitations of stockholder actions

  . advance notification procedures for director nominations and actions to be taken at stockholder meetings

  . the authorization to issue one or more series of preferred stock with specific voting rights and other powers

These provisions could discourage an acquisition attempt or other transaction in which stockholders receive a premium over the current market price for the common stock.

The net proceeds from this offering may be allocated in ways with which you may not agree

  Our management has significant flexibility in applying the net proceeds we receive in this offering. Because the net proceeds are not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our management's application of the proceeds and you and other shareholders may not agree with our decisions. Failure of management to apply the proceeds effectively could have a material adverse effect on our business.

Our stock price continues to be volatile

  We have been a public company with shares selling on the Nasdaq National Market for less than one year. Although a market has developed for our shares, we cannot guarantee that this market will be sustained after the completion of this offering.

  The market price of our common stock may be significantly affected by the following factors:

  . results of operations

  . changes in any earnings estimate published by securities analysts

  . developments affecting us, our clients or our competitors

  . factors affecting the executive search industry

  . conditions of the financial markets and economy in general

In addition, the stock market has experienced a high level of price and volume volatility. The volatility of a company's stock price may not necessarily be related to the operating performance of a company. We cannot guarantee that the market price for our common stock will be stable.

The recent increase in our stock price may negatively impact our earnings per share

  Our stock price increased significantly during the last quarter of 1999. Because we report fully diluted earnings per share using the treasury method, the significant increase in our stock price will require us to report a greater number of shares outstanding on a fully diluted basis than forecasted. Such reporting could negatively impact the fully diluted earnings per share we report for our fiscal year ending December 31, 1999, and may cause our reported fully diluted earnings per share to be lower than estimates published by certain financial analysts.

We do not anticipate paying dividends

  We intend to retain all of our earnings for the future operation and expansion of our business. We do not anticipate paying cash dividends on our common stock at any time in the foreseeable future.

Shares eligible for future sale may adversely affect our stock price

  Prior to this offering there were 16,663,151 shares of common stock issued and outstanding. Of these shares, there are approximately 11.3 million shares which may not be sold in the absence of registration under the Securities Act or an exemption from the Securities Act. In addition, there are currently 1,509,275 shares of common stock issuable pursuant to stock options and restricted stock units which have been granted under our employee incentive plans. Upon issuance, these shares will be freely tradeable by persons other than our affiliates, without restriction under the Securities Act. When the shares which are not freely tradeable are eligible for future sale in the public market, these sales or the perception of these sales could adversely affect the market price of our common stock. The future sales of these shares could also impair our ability to raise additional capital through the sale of equity securities.

  We have agreed, for a period of 90 days after the date of this prospectus, not to offer, sell or dispose of any shares without prior written consent of Lehman Brothers Inc. other than shares of common stock issued in the offering, under our employee incentive plans or upon exercise of stock options granted pursuant to employee incentive plans. Additionally, in our initial public offering, all of our then current employees agreed for a period of two years from April 27, 1999, not to offer, sell, or dispose of any of their shares without prior written consent of Lehman Brothers Inc. except for shares and options issued under our employee incentive plans or shares acquired in the open market after completion of this offering.

Our multinational operations may be adversely affected by the European Monetary Union

  Starting January 1, 1999, eleven European countries entered into the European Monetary Union and introduced the Euro as a common currency. During a three-year transition period, the national currencies will continue to circulate, but their relative values will be fixed denominations of the Euro.

  We recognize that there are risks and uncertainties associated with the conversion to the Euro. These risks and uncertainties include:

  . an increasingly competitive European environment resulting from greater transparency of pricing

  . inability to update financial reporting systems on a timely basis

  We have upgraded our systems to enable us to process transactions denominated in Euro. Further system upgrades will be adopted between now and December 2000 in preparation for full implementation of the single European currency in 2002. Failure to adapt information technology systems could have an adverse effect on our financial condition and results of operations. We are also dependent on many third parties, including banks and providers of information. If any of these systems are not appropriately upgraded to manage transactions denominated in Euro, our operations will suffer.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus includes "forward-looking statements" for purposes of the Securities Act of 1933 and the Securities Act of 1934. All statements other than statements of historical fact in this prospectus, including statements regarding our competitive strengths, business strategy, future financial position, projected costs and plans and objectives of management are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "should", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Although we believe that the expectations reflected in any such forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus and expressly qualify all written and oral forward-looking statements attributable to us.

                                USE OF PROCEEDS

  We estimate net proceeds from the sale of the 2,008,306 shares of common stock, after deducting the underwriting discount and estimated offering expenses, to be approximately $62.2 million ($76.3 million if the underwriters' over-allotment option is exercised in full). We will use the proceeds from this offering to fund general corporate purposes including:

  . further development of LeadersOnline

  . hiring additional executive search consultants

  . expanding our technology infrastructure

  . the possible acquisition or development of other complementary businesses

  We will receive no proceeds from the sale of the common stock in the offering by the selling stockholders.

                                DIVIDEND POLICY

  We intend to retain all of our earnings for the future operation and expansion of our business. We do not anticipate paying cash dividends on our common stock at any time in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the board of directors. Our revolving credit facility prohibits us from declaring and paying cash dividends on the common stock. Future indebtedness and loan facilities also may prohibit or restrict our ability to pay dividends and make distributions to our stockholders.

                          PRICE RANGE OF COMMON STOCK

  Our common shares commenced trading on the Nasdaq National Market on April 27, 1999 and are traded under the symbol "HSII". The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock as reported on the Nasdaq National Market. We paid no dividends during the listed periods.

                                                                   Common Stock
                                                                   -------------
                                                                    High   Low
                                                                   ------ ------
1999
  Second Quarter.................................................. $19.00 $13.50
  Third Quarter................................................... $19.13 $14.63
  Fourth Quarter.................................................. $43.00 $17.50
2000
  First Quarter (through February 3, 2000)........................ $41.88 $31.44

                                 CAPITALIZATION

  The following table sets forth our capitalization at September 30, 1999 on an actual basis and our capitalization on an as adjusted basis to reflect the receipt by us of $62.2 million in net proceeds from our sale of shares of common stock offered in this offering (after deducting underwriting discounts, commissions and estimated offering expenses) and the application of the net proceeds from the common stock offered in this offering as described under "Use of Proceeds". This table should be read in conjunction with the consolidated financial statements of each of H&S and HSI and the notes thereto and the unaudited pro forma condensed consolidated financial data and the notes thereto included elsewhere in this prospectus.

                                                            At September 30,
                                                                  1999
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands)
Cash and cash equivalents.................................. $109,529  $171,729
                                                            ========  ========

Total debt................................................. $  5,484  $  5,484
                                                            --------  --------
Stockholders' equity:
  Common stock, par value $.01 per share, 100,000,000
   shares authorized, 16,663,151 shares issued and
   outstanding, 18,671,457 shares issued and outstanding as
   adjusted................................................      167       187
  Preferred stock, par value $.01 per share, 10,000,000
   shares authorized, payable as adjusted, no shares issued
   and outstanding.........................................      --        --
  Additional paid-in capital...............................  124,539   186,719
  Cumulative foreign currency translation adjustment.......   (1,940)   (1,940)
  Unrealized gain on available-for-sale investments (net of
   tax)....................................................    4,523     4,523
  Retained earnings........................................   31,781    31,781
                                                            --------  --------
    Total stockholders' equity.............................  159,070   221,270
                                                            --------  --------
      Total capitalization................................. $164,554  $226,754
                                                            ========  ========

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma condensed consolidated financial data gives effect to:

  . the Merger

  . the amendment of the Mulder acquisition agreement

  . the implementation of our employee incentive plans

  . the merger costs arising from the merger with Sullivan

  . the costs of the postponement of our initial public offering in September
    1998

  . the issuance of shares by H&S and HSI in December 1998 at prices below their fair market value

  . the termination of the employment of HSI's former President and Chief
    Executive Officer, and a non-executive HSI employee

  . the early settlement of profit sharing arrangements relating to the acquisition of certain Latin American locations.

The pro forma data is presented as if the above transactions had occurred on January 1, 1998 for the statement of operations and related data.

  The unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 1998, and for the nine months ended September 30, 1998 and 1999, reflect the results of operations of HSI, H&S and Sullivan. The historical results of operations of Mulder have been included in HSI's financial statements subsequent to the date of the acquisition.

  The unaudited pro forma condensed consolidated financial data assume that the Merger was effected by the exchange of 2.8249 shares of HSI common stock for each share of Heidrick & Struggles, Inc. common stock outstanding. This is the exchange ratio pursuant to which the Merger was consummated on February 26, 1999. The Merger was accounted for as a reverse acquisition, as the stockholders of Heidrick & Struggles, Inc. owned a majority of our outstanding shares of the common stock upon completion of the transaction. Accordingly, for accounting purposes, HSI was treated as the acquired company and Heidrick & Struggles, Inc. was considered to be the acquiring company. Prior to the Merger, Heidrick & Struggles, Inc. owned 35.6823% of all outstanding HSI common stock. The acquisition by Heidrick & Struggles, Inc. of the remaining 64.3177% of HSI was recorded using the purchase method of accounting. The difference between the fair value and book value of the interests in HSI acquired, less the related deferred tax liability, was allocated first among identifiable tangible and intangible assets and then any residual value was recorded as goodwill.

  The purchase price of HSI was based upon the ownership in us upon completion of the Merger of holders of HSI shares immediately prior to the Merger and the estimated fair value of us after the Merger.

  The unaudited pro forma condensed consolidated financial data are a presentation of historical results with accounting adjustments. The unaudited pro forma condensed consolidated financial data do not reflect, except as indicated in the accompanying notes, the effects of any of the anticipated changes to be made by us in our operations from the historical operations and are presented for informational purposes only. This data should not be construed to indicate our results of operations or our consolidated financial position that actually would have occurred had the transactions described above been consummated as of the dates indicated or our results of operations or our consolidated financial position in the future.

  The following unaudited pro forma condensed consolidated financial data and accompanying notes are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of H&S, HSI and Mulder and the other historical consolidated financial information included elsewhere in this prospectus.

       Selected Unaudited Pro Forma Condensed Consolidated Financial Data

                                               Year Ended  Nine Months Ended
                                              December 31,   September 30,
                                              ------------ -------------------
                                                  1998       1998      1999
                                              ------------ --------  ---------
                                              (in thousands except per share
                                                           data)
Statement of Operations Data(1):
 Revenue.....................................   $341,820   $262,659  $ 322,568
                                                --------   --------  ---------
 Operating expenses:
 Salaries and employee benefits..............    246,209    181,499    216,763
 General and administrative expenses.........     92,717     65,864     81,562
                                                --------   --------  ---------
   Total operating expenses..................    338,926    274,363    298,325
                                                --------   --------  ---------
   Operating income..........................      2,894     15,296     24,243
                                                --------   --------  ---------
 Non-operating income (expense):
 Interest income.............................      1,585        941      1,939
 Interest expense............................     (1,209)      (758)    (1,354)
 Other.......................................     (3,787)    (3,029)       357
                                                --------   --------  ---------
   Net non-operating income (expense)........     (3,411)    (2,846)       942
                                                --------   --------  ---------
 Minority interest in income of consolidated
  subsidiaries...............................        (81)       --         --
                                                --------   --------  ---------
 Income (loss) before income taxes...........       (598)    12,450     25,185
 Provision for income taxes..................      2,888      6,734     11,256
                                                --------   --------  ---------
 Net income (loss)...........................   $ (3,486)  $  5,716  $  13,929
                                                ========   ========  =========
 Basic earnings (loss) per common share......   $  (0.21)  $   0.34  $    0.76
                                                ========   ========  =========
 Basic weighted average common shares
  outstanding(2).............................     17,002     17,047     18,221
                                                ========   ========  =========
 Diluted earnings (loss) per common share....   $  (0.21)  $   0.33  $    0.76
                                                ========   ========  =========
 Diluted weighted average common shares
  outstanding(2)(3)..........................     17,002     17,206     18,344
                                                ========   ========  =========
Balance Sheet Data (at end of period):
 Working capital (deficit)...................   $(10,213)  $  6,762  $  49,596
 Total assets................................    238,306    247,431    359,237
 Long-term debt, less current maturities.....      6,462      6,367      1,591
 Total stockholders' equity..................     80,277     85,754    159,070

--------
(1) See Unaudited Pro Forma Consolidated Statement of Operations Data on page
    15.
(2) Amounts have been adjusted to give retroactive effect to the sale of 3.7 million shares of common stock in our initial public offering, 2.0 million shares of common stock in this offering and the issuance of 0.7 million shares of common stock under our employee incentive plans.
(3) Amounts have been adjusted to give effect to the issuance of options pursuant to our employee incentive plans equivalent to 0.2 million and 0.1 million shares for the nine months ended September 30, 1998 and 1999, respectively.

         Unaudited Pro Forma Consolidated Statement of Operations Data
                                 (in thousands)

                                 Year Ended December 31, 1998
                          -----------------------------------------------------
                              Historical
                          -------------------   Pro Forma           Pro Forma
                             HSI       H&S     Adjustments         Consolidated
                          ---------  --------  -----------         ------------
Revenue.................. $ 124,984  $216,836    $   --              $341,820
                          ---------  --------    -------             --------
Operating expenses:
 Salaries and employee
  benefits...............   102,861   174,618    (31,270)(1)(2)(3)    246,209
 General and
  administrative
  expenses...............    37,766    53,557      1,394 (4)           92,717
                          ---------  --------    -------             --------
   Total operating
    expenses.............   140,627   228,175    (29,876)             338,926
                          ---------  --------    -------             --------
   Operating income
    (loss)...............   (15,643)  (11,339)    29,876                2,894
                          ---------  --------    -------             --------
Non-operating income
 (expense):
 Interest income.........       --      1,585        --                 1,585
 Interest expense........      (704)     (505)       --                (1,209)
 Other...................    (5,412)   (2,212)     3,837 (6)           (3,787)
                          ---------  --------    -------             --------
   Net non-operating
    income (expense).....    (6,116)   (1,132)     3,837               (3,411)
                          ---------  --------    -------             --------
Equity in net loss of
 affiliate...............       --     (3,417)     3,417 (7)              --
                          ---------  --------    -------             --------
Minority interest in
 income of consolidated
 subsidiaries............       (81)      --         --                   (81)
                          ---------  --------    -------             --------
Income (loss) before
 income taxes............   (21,840)  (15,888)    37,130                 (598)
Provision (benefit) for
 income taxes............    (4,475)    1,302      6,061 (8)            2,888
                          ---------  --------    -------             --------
Net income (loss)........ $(17,365)  $(17,190)   $31,069             $ (3,486)
                          =========  ========    =======             ========

                                 Nine Months Ended September 30, 1998
                               ------------------------------------------------
                                  Historical
                               -----------------   Pro Forma        Pro Forma
                                 HSI      H&S     Adjustments      Consolidated
                               -------  --------  -----------      ------------
Revenue....................... $93,745  $168,914    $   --           $262,659
                               -------  --------    -------          --------
Operating expenses:
 Salaries and employee
  benefits....................  65,876   121,585     (5,962)(1)(2)    181,499
 General and administrative
  expenses....................  25,628    39,191      1,045 (4)        65,864
                               -------  --------    -------          --------
   Total operating expenses...  91,504   160,776     (4,917)          247,363
                               -------  --------    -------          --------
   Operating income...........   2,241     8,138      4,917            15,296
                               -------  --------    -------          --------
Non-operating income
 (expense):
 Interest income..............     --        941        --                941
 Interest expense.............    (404)     (354)       --               (758)
 Other........................  (3,172)      143        --             (3,029)
                               -------  --------    -------          --------
   Total non-operating income
    (expense):................  (3,576)      730        --             (2,846)
                               -------  --------    -------          --------
Equity in net loss of
 affiliate....................     --       (772)       772 (7)           --
                               -------  --------    -------          --------
Income (loss) before income
 taxes........................  (1,335)    8,096      5,689            12,450
Provision for income taxes....     995     4,533      1,206 (8)         6,734
                               -------  --------    -------          --------
Net income (loss)............. $(2,330) $  3,563    $ 4,483          $  5,716
                               =======  ========    =======          ========

                                  Nine Months Ended September 30, 1999
                                ------------------------------------------------
                                   Historical
                                -----------------   Pro Forma        Pro Forma
                                  HSI      H&S     Adjustments      Consolidated
                                -------  --------  -----------      ------------
Revenue.......................  $19,985  $302,583    $   --           $322,568
                                -------  --------    -------          --------
Operating expenses:
 Salaries and employee
  benefits....................   15,836   201,847       (920)(1)       216,763
 General and administrative
  expenses....................    6,209    75,121        232 (4)        81,562
 Nonrecurring charge and
  merger costs ...............      --     15,220    (15,220)(1)(5)        --
                                -------  --------    -------          --------
   Total operating expenses:..   22,045   292,188    (15,908)          298,325
                                -------  --------    -------          --------
   Operating income (loss)....   (2,060)   10,395     15,908            24,243
                                -------  --------    -------          --------
Non-operating income
 (expense):
 Interest income..............      --      1,939        --              1,939
 Interest expense.............      (56)   (1,298)       --             (1,354)
 Other........................      --        357        --                357
                                -------  --------    -------          --------
   Total non-operating income
    (expense).................      (56)      998        --                942
                                -------  --------    -------          --------
Equity in net loss of
 affiliate....................      --       (630)       630 (7)           --
                                -------  --------    -------          --------
Income (loss) before income
 taxes........................   (2,116)   10,763     16,538            25,185
Provision (benefit) for income
 taxes........................     (520)   10,635      1,141 (8)        11,256
                                -------  --------    -------          --------
Net income (loss).............  $(1,596) $    128    $15,397          $ 13,929
                                =======  ========    =======          ========

--------
(1) HSI acquired 100% of Mulder on October 1, 1997, for a combination of cash and 32,000 shares of HSI Class A common stock. On October 1, 1997, HSI delivered 4,000 shares of HSI Class A common stock, paid $8.7 million to the partners of Mulder and incurred $0.3 million of associated transaction costs. Under the original Mulder acquisition agreement, an additional $5.2 million (plus interest at an annual percentage rate of 4%) was due to the partners of Mulder in five equal annual installments, the first of which was paid on October 1, 1998. The remaining shares were to be issued in four annual installments beginning January 1, 1999. Because the total purchase price was contingent upon the continued employment of Mulder consultants, the cost of the acquisition was accounted for as compensation expense to be recognized over a five-year period beginning October 1, 1997.
  In contemplation of the Merger, the Mulder acquisition agreement was amended on July 2, 1998 such that the remaining $5.2 million (plus interest) was required to be paid within 90 days of the completion of the Merger ($1.1 million of this amount plus interest was paid in October of 1998) and 428,452 shares of our common stock (which were valued, based on the estimated fair value of us, at $5.2 million) were to be issued to such Mulder partners immediately after the Merger. This nonrecurring charge was recorded during the first quarter of 1999. All employment contingencies relating to the Mulder consultants have been terminated.

  During the nine months ended September 30, 1999, we paid the remaining $4.3 million cash due, issued the 428,452 shares of our common stock and wrote off $2.9 million of deferred compensation assets resulting in a total compensation charge of $12.4 million. This charge has been eliminated from the nine months ended September 30, 1999.

  Amortization of deferred compensation expense of $5.1 million, $3.9 million and $0.9 million relating to the acquisition of Mulder has been eliminated from salaries and employee benefits for the year ended December 31, 1998, and for the nine months ended September 30, 1998 and 1999, respectively.

(2) An adjustment of $2.8 million and $2.1 million for the year ended December 31, 1998, and for the nine months ended September 30, 1998, respectively, has been made to eliminate from salaries and employee benefits, compensation expense representing the difference between the amount actually paid over the amount that would have been paid under our employee incentive plan for managing partners and corporate officers had such plan been in effect beginning January 1, 1998. The plan's participants will have the same duties and responsibilities and we expect that the issuance of stock options in lieu of cash under the plan for a portion of their bonuses will not diminish the output of these employees resulting in additional costs being incurred. The adjustment is to reduce compensation expense to reflect the differences in compensation expense, as computed under the Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," based on the intrinsic value of the stock options granted. Under APB No. 25, the fair value of the options, as computed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," is not recorded as compensation expense.

(3) Salaries and employee benefits have been adjusted by $23.3 million to reflect the following charges recorded during the fourth quarter of 1998:
    (a) $14.8 million arising from the difference between the issuance price of shares issued by H&S and HSI in the period beginning twelve months before the initial filing date of the registration statement relating to our initial public offering and the fair market value of the shares at the date of grant, (b) $2.8 million arising from the early settlement of profit sharing arrangements relating to the acquisition of certain Latin American locations and (c) $5.7 million arising from the termination agreement with HSI's former President and Chief Executive Officer, and the termination agreement of a non-executive HSI employee. The $5.7 million charge is comprised of $3.0 million for compensation and other amounts to be paid in accordance with the termination agreements and a $2.7 million non-cash charge representing the difference between the current book value and appraised fair market value of shares retained subsequent to termination.
(4) Adjustments have been made to reflect the impact of allocating the difference between the fair market value and the book value of the interests in HSI acquired (less the related deferred tax liability) to intangible assets and goodwill of HSI, based upon the determination of the respective fair values of these assets. For the year ended December 31, 1998, and for the nine months ended September 30, 1998 and 1999, $1.4 million, $1.0 million and $0.2 million of amortization related to acquired intangibles and goodwill has been charged to general and administrative expenses, respectively.

(5) Amounts exclude merger costs of $2.8 million ($1.9 million after tax) for the nine months ended September 30, 1999, arising from the merger with Sullivan on September 1, 1999. The merger costs consist of $2.0 million for accelerated vesting of an employee equity ownership program in place at Sullivan and $0.8 million of transaction-related costs, including legal, accounting and advisory fees. This transaction was accounted for using the pooling of interests method.
(6) Offering expenses of $3.8 million have been eliminated from non-operating income for the year ended December 31, 1998. As required by Staff Accounting Bulletin No. 1, Topic 5A, H&S and HSI expensed all charges incurred in connection with the postponement of the planned initial public offering in September 1998.
(7) Equity in net loss of affiliate has been eliminated from H&S for all periods shown to reflect 100% ownership of HSI after the Merger.
(8) Adjustments are made to the provision for income taxes to reflect the increased income tax liability resulting from the corresponding increase in income before income taxes because of the compensation adjustments discussed in footnotes 2 and 3 above, the elimination of merger costs discussed in footnote 5 above, the elimination of tax deductible offering expenses discussed in footnote 6 above, and the elimination of the equity in net income of affiliate as discussed in footnote 7 above. Therefore, pro forma tax expense has been adjusted as follows:

                                             Equity in
                                              Net Loss
                                    Merger       of                   Offering
                                    Costs    Affiliate  Compensation  Expense
     Period                       Adjustment Adjustment Adjustments  Adjustment
     ------                       ---------- ---------- ------------ ----------
     Year ended December 31,
      1998.......................   $ --       $1,435      $3,638       $988
     Nine months ended September
      30, 1998...................     --          324         882        --
     Nine months ended September
      30, 1999...................     858         283         --         --

                            SELECTED FINANCIAL DATA

  The selected financial data presented below for each of the five years in the period ended December 31, 1998 have been derived from the respective audited consolidated financial statements of H&S and HSI which in the case of HSI were audited by Barbier Frinault & Associes (Arthur Andersen) and in the case of H&S were audited by Arthur Andersen LLP, independent public accountants. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, the notes thereto and the other financial data and statistical information included in this prospectus.

                            Selected Financial Data

                                      H&S

                                                                                  Nine Months
                                           Year Ended                                Ended
                                          December 31,                           September 30,
                          ------------------------------------------------     ------------------
                            1994      1995      1996    1997(1)     1998         1998    1999(2)
                          --------  --------  --------  --------  --------     --------  --------
                            (in thousands, except per share and other operating data)
Statement of Operations
 Data:
 Revenue................  $101,589  $113,763  $147,428  $193,052  $216,836     $168,914  $302,583
                          --------  --------  --------  --------  --------     --------  --------
 Operating expenses:
 Salaries and employee
  benefits..............    70,769    81,591   105,544   135,473   174,618 (3)  121,585   201,847
 General and
  administrative
  expenses..............    20,069    22,131    30,344    44,736    53,557       39,191    75,121
 Nonrecurring charge and
  merger costs..........       --        --        --        --        --           --     15,220(5)
                          --------  --------  --------  --------  --------     --------  --------
  Total operating
   expenses.............    90,838   103,722   135,888   180,209   228,175      160,776   292,188
                          --------  --------  --------  --------  --------     --------  --------
  Operating income
   (loss)...............    10,751    10,041    11,540    12,843   (11,339)       8,138    10,395
                          --------  --------  --------  --------  --------     --------  --------
 Non-operating income
  (expense):
 Interest income........       821     1,163     1,394     1,626     1,585          941     1,939
 Interest expense.......      (182)     (207)     (180)     (150)     (505)        (354)   (1,298)
 Other income (expense).        89        90       (94)      486    (2,212)(4)      143       357
                          --------  --------  --------  --------  --------     --------  --------
  Net non-operating
   income (expense).....       728     1,046     1,120     1,962    (1,132)         730       998
                          --------  --------  --------  --------  --------     --------  --------
 Equity in net income
  (loss) of affiliate...     1,252       778       775        20    (3,417)        (772)     (630)
                          --------  --------  --------  --------  --------     --------  --------
 Income (loss) before
  income taxes..........    12,731    11,865    13,435    14,825   (15,888)       8,096    10,763
 Provision for income
  taxes.................     6,297     6,158     6,216     7,999     1,302        4,533    10,635
                          --------  --------  --------  --------  --------     --------  --------
 Net income (loss)......  $  6,434  $  5,707  $  7,219  $  6,826  $(17,190)    $  3,563  $    128
                          ========  ========  ========  ========  ========     ========  ========
 Basic earnings (loss)
  per common share......                      $   2.54  $   2.31  $  (5.85)    $   1.20  $   0.01
                                              ========  ========  ========     ========  ========
 Weighted average common
  shares outstanding....                         2,847     2,949     2,940        2,957    12,624
                                              ========  ========  ========     ========  ========
 Diluted earnings (loss)
  per common share......                      $   2.54  $   2.31  $  (5.85)    $   1.20  $   0.01
                                              ========  ========  ========     ========  ========
 Diluted average common
  shares outstanding....                         2,847     2,950     2,940        2,957    12,717
                                              ========  ========  ========     ========  ========
Balance Sheet Data (at
 end of period):
 Working capital........  $ 13,447  $ 17,777  $ 21,414  $ 25,570  $  7,954     $ 16,258  $ 49,596
 Total assets...........    45,339    57,076    70,826    96,222   128,775      153,356   359,237
 Long-term debt, less
  current maturities....       735     1,189       993     1,636     6,350        6,304     1,591
 Mandatorily redeemable
  common stock..........    25,997    31,507    39,950    48,153    44,422       49,024       --
 Stockholders' equity...       --        --        --        --        --           --    159,070
Other Operating Data:
 Number of locations (at
  end of period)........        19        21        26        29        33           32        65
 Average number of
  consultants during the
  period................       113       124       142       164       207          202       336

                            Selected Financial Data

                                      HSI

                                         Year Ended December 31,
                                 ------------------------------------------
                                  1994     1995    1996   1997(1)    1998
                                 -------  ------- ------- -------  --------
                                   (in thousands, except per share and
                                          other operating data)
Statement of Operations Data:
 Revenue........................ $39,634  $52,815 $64,558 $82,732  $124,984
                                 -------  ------- ------- -------  --------
 Operating expenses:
 Salaries and employee
  benefits......................  24,299   35,249  44,020  59,080   102,861 (6)
 General and administrative
  expenses......................  10,212   14,264  17,100  20,567    37,766
                                 -------  ------- ------- -------  --------
   Total operating expenses.....  34,511   49,513  61,120  79,647   140,627
                                 -------  ------- ------- -------  --------
   Operating income (loss)......   5,123    3,302   3,438   3,085   (15,643)
 Net non-operating income
  (expense).....................    (366)     338     133     151    (6,116)(7)
 Minority interest in income of
  consolidated subsidiaries.....    (222)     --      --      (26)      (81)
                                 -------  ------- ------- -------  --------
 Income (loss) before income
  taxes.........................   4,535    3,640   3,571   3,210   (21,840)
 Provision for (benefit from)
  income taxes..................   1,886    1,840   1,430   2,518    (4,475)
                                 -------  ------- ------- -------  --------
 Net income (loss).............. $ 2,649  $ 1,800 $ 2,141 $   692  $(17,365)
                                 =======  ======= ======= =======  ========
 Basic earnings (loss) per Class
  A common share................                  $  0.86 $  0.25  $  (5.96)
                                                  ======= =======  ========
 Basic weighted average Class A
  common shares outstanding.....                    1,624   1,774     1,893
                                                  ======= =======  ========
 Diluted earnings (loss) per
  Class A common share..........                  $  0.86 $  0.24  $  (5.96)
                                                  ======= =======  ========
 Diluted weighted average Class
  A common shares outstanding...                    1,624   1,881     1,893
                                                  ======= =======  ========
 Basic and diluted earnings
  (loss) per Class B common
  share.........................                  $  0.72 $  0.23  $  (5.83)
                                                  ======= =======  ========
 Weighted average Class B common
  shares outstanding............                    1,041   1,041     1,043
                                                  ======= =======  ========
Balance Sheet Data (at end of
 period):
 Working capital (deficit)...... $ 7,908  $ 7,777 $ 9,345 $(6,607) $(13,844)
 Total assets...................  21,998   25,756  32,851  75,560    94,997
 Long-term debt, less current
  maturities....................     --       --      267     168       112
 Mandatorily redeemable common
  stock.........................   6,166    8,323   9,922  11,706     8,578
 Total stockholders' equity.....   4,757    5,758   6,440   6,423     4,782
Other Operating Data:
 Number of locations (at end of
  period).......................      12       13      16      23        27
 Average number of consultants
  during the period.............      55       59      71      95       123

--------
(1) Certain 1997 amounts for H&S and HSI have been restated. See Note 16 of "Heidrick & Struggles, Inc. and Subsidiaries--Notes to Consolidated Financial Statements" and Note 14 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements," respectively.
(2) Because H&S acquired HSI on February 26, 1999, the historical results of operations of HSI have been included in H&S's financial statements subsequent to the date of acquisition.
(3) Includes $12.7 million of nonrecurring charges comprised of (a) $9.9 million of salaries and employee benefits expense arising from the difference between the issuance price of shares issued by us to certain of our directors in December 1998 and the fair market value of such shares at the date of grant and (b) $2.8 million of salaries and benefits expense relating to the early settlement of profit sharing arrangements upon the acquisition of certain Latin American locations.
(4) Includes a nonrecurring $2.5 million charge incurred in connection with the costs of the postponement of an offering in September 1998.
(5) Includes $15.2 million of nonrecurring charge and merger costs arising from the modification of the Mulder acquisition agreement and the merger with Sullivan.
(6) Includes $15.7 million of nonrecurring charges comprised of (a) $5.1 million of salaries and employee benefits expense due to the amortization of deferred compensation expense resulting from the Mulder acquisition, (b) $4.9 million of salaries and employee benefits expense arising from the difference between the issuance price of shares issued by HSI to certain of its directors in December 1998 and the fair market value of such shares at the date of grant, and (c) $5.7 million of salaries and employee benefits expense arising from the termination agreement with HSI's former President and Chief Executive Officer, and the termination agreement of a non-executive HSI employee.
(7) Includes a nonrecurring $1.3 million charge incurred in connection with the costs of the postponement of an offering in September 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion of the historical results of operations and liquidity and capital resources of H&S and HSI should be read in conjunction with the selected financial data and the audited consolidated financial statements of H&S, HSI and Mulder and related notes appearing elsewhere in this prospectus.

General

  We are the leading global executive search firm and we believe that, based on revenues, we are the largest executive search firm in the world. We offer and conduct executive search services through our global network of offices to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations, and other leading private and public entities.

  Prior to 1984, we operated under a single ownership structure. In 1984, Heidrick & Struggles, Inc. spun-off HSI to its European partners while retaining a significant equity interest in it. Between 1984 and the effective date of the Merger, HSI conducted primarily European-based operations, while Heidrick & Struggles, Inc. conducted all other operations. On February 26, 1999, Heidrick & Struggles, Inc. merged with HSI to reunite the two companies in a single corporate structure.

  We completed several acquisitions and mergers in the past two years. In September 1999, we merged with Sullivan, an executive search firm that specializes in the financial services industry. This transaction was accounted for using pooling of interests accounting, with the results of Sullivan being included in H&S's consolidated statements of income for all periods presented. In June 1998, we acquired Fenwick, a Boston-based executive search firm focused on the technology sector. In October 1997, HSI acquired Mulder, the largest executive search firm in Germany. These acquisitions were accounted for using the purchase method of accounting, with the results of the acquired companies included in H&S's and HSI's respective consolidated statements of income beginning on the date of each acquisition.

  With 69 locations in 33 countries, we conduct business using various currencies. Revenue earned in each country is generally matched with the associated expenses incurred, thereby reducing currency risk to earnings. However, because certain assets or liabilities are denominated in non-U.S. currencies, changes in currency rates may cause fluctuations of the valuation of such assets or liabilities. For financial information by geographic region, see Note 14 of "Heidrick & Struggles, Inc. and Subsidiaries--Notes to Consolidated Financial Statements" and Note 10 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements."

Revenue

  We generate revenue by providing executive search services to our clients. Our revenue growth is largely a function of increasing the revenue per consultant and the number of consultants employed (based on number of months employed during the period). Average revenue per consultant is a function of the number of searches performed per consultant and the fee earned per search. Revenue largely consists of executive search fees (net of value added taxes in Europe) and allocated costs. Allocated costs include charges for communication expenses, research related materials, duplicating and similar items.

  Revenue from executive search services is recognized when such services are billed to clients and substantially rendered. Typically, we are paid an initial retainer for our services equal to approximately one-third of the estimated guaranteed first year cash compensation for the position to be filled. In addition, if the actual cash compensation of a placed candidate exceeds the retainer, we bill the client for one-third of the excess. Allocated costs are calculated as a percentage of the expected search fee for an assignment with certain dollar limits per search. We generally bill our clients for our initial retainer and allocate costs in one-third increments over a 90-day period commencing in the month of the initial acceptance or confirmation of the contract by our client.

  For each executive search assignment, we and our client enter into a contract, which outlines the general terms and conditions of the assignment. These contracts generally are cancelable at the option of either party with compensation payable pro rata for the first 90 days.

  Hiring new consultants requires a large initial investment in signing bonuses, guaranteed bonuses and salaries and benefits for associated support staff and does not tend to immediately provide proportionately higher revenues. As a result of new hires, our average revenue per consultant and overall profitability are typically negatively impacted in the short term.

Operating Expenses

  Our operating expenses are divided into two general categories: salaries and employee benefits and general and administrative expenses.

  Salaries and employee benefits. The largest components of our operating expenses are compensation and benefits paid to consultants, executive officers and administrative and support personnel, of which the most important constituent parts are salaries and annual bonuses. Other items included in this category are signing bonuses and guaranteed bonuses (often incurred in connection with the hiring of new consultants), payroll taxes, profit sharing and retirement benefits and employee insurance benefits. A consultant's base salary represents, on average, less than one-half of the consultant's total annual compensation. Typically, a portion of the credit for a particular assignment goes to the consultants who originate the executive search assignment, and a portion goes to the consultants who perform the executive search assignment. In addition, a portion of each consultant's annual compensation is based on management's assessment of that consultant's teamwork and work quality.

  General and administrative expenses. The key components of general and administrative expenses include rent, information systems costs, general office expenses and professional service costs (including legal, accounting and third party professional services). In addition, general and administrative expenses include depreciation, amortization and allowance for doubtful accounts.

Non-Operating Income (Expense)

  Non-operating income (expense) consists of interest income, interest expense, realized gains from the sale of equities and other income and expenses. We receive warrants for equity in some of our clients, in addition to our cash fee, for services rendered on some searches. When the warrants are received, revenue is recorded equal to the estimated fair market value of the instrument received. Realized net gains from the warrant program are recorded in other income.

Equity in Net Income (Loss) of Affiliate

  Prior to the Merger, Heidrick & Struggles, Inc. held a significant interest in HSI. For Heidrick & Struggles, Inc., equity in net income (loss) of affiliate relates to the income earned or loss incurred from its investment in HSI after giving effect to currency translation adjustments.

Taxes

  Heidrick & Struggles, Inc. and HSI were, and we are, subject to federal, state and non-U.S. income taxes. Income generated outside of the United States may be subject to higher tax rates than U.S. income. As a result, our effective tax rate may be higher than prevailing U.S. tax rates. Historically, certain non-deductible expenses have increased our effective tax rates. Our provisions for income taxes reflect our best judgment as to the likely effective tax rate for a given period.

Derivatives

  We receive warrants for equity in our client companies, in addition to our cash fee, for services rendered on some searches. We have utilized a derivative to seek to mitigate the impact of fluctuations in the price of one of these equity securities. We have used a collar in order to accomplish this. Collars consist of the sale of call options along with a corresponding purchase of put options, with the effect of establishing a "cap" and a "floor" with respect to the price of the stock. We have not recorded any gains or losses on such instruments to date.

Currency Market Risk

  Historically, we have not experienced any significant translation gains or losses on transactions involving U.S. dollars and other currencies. Revenue earned in each country is generally matched with the associated expenses incurred, thereby reducing currency risk to earnings.

Recently Issued Financial Accounting Standards

  During 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes new standards for reporting information about operating segments in interim and annual financial statements. It is effective for annual periods beginning after December 15, 1997, and was adopted by us as of December 31, 1998.

  During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging. FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," in 1999, which deferred the effective date of SFAS No. 133 for one year. The Standard is effective for periods beginning after June 15, 2000, and will be adopted by us as of January 1, 2001. We expect that adoption of this Standard will have no material effect on our consolidated financial position or results of operations.

Pro Forma Combined Results of Operations

  The following table provides our pro forma combined results of operations and such data as a percentage of revenue for the nine months ended September 30, 1998 and 1999. For a discussion of the pro forma adjustments, see the "Unaudited Pro Forma Condensed Consolidated Financial Data" and the notes thereto.

                                                  Nine Months Ended September
                                                              30,
                                                 ------------------------------
                                                   1998(1)(2)    1999(1)(2)(3)
                                                 --------------  --------------
                                                    (dollars in thousands)
Revenue ........................................ $262,659 100.0% $322,568 100.0%
                                                 -------- -----  -------- -----
Operating expenses:
  Salaries and employee benefits(4).............  181,499  69.1   216,763  67.2
  General and administrative expenses(5)........   65,864  25.1    81,562  25.3
                                                 -------- -----  -------- -----
    Total operating expenses....................  247,363  94.2   298,325  92.5
                                                 -------- -----  -------- -----
    Operating income............................ $ 15,296   5.8% $ 24,243   7.5%
                                                 ======== =====  ======== =====

--------
(1) The September 30, 1998 and 1999 consolidated statements of income have been adjusted by the following amounts to reflect the historical operations of
    HSI:

                                                               Nine Months Ended
                                                                 September 30,
                                                               -----------------
                                                                 1998     1999
                                                               -------- --------
      Revenue.................................................  $93,745  $19,985
      Salaries and employee benefits..........................   65,876   15,836
      General and administrative expenses.....................   25,628    6,209

(2) Excludes the $12.4 million nonrecurring Mulder charge for the nine months ended September 30, 1999. In addition, $3.9 million and $0.9 million of deferred compensation expense relating to the Mulder acquisition has been excluded for the nine months ended September 30, 1998 and 1999, respectively. See further discussion in Note 1 of the "Selected Unaudited Pro Forma Condensed Consolidated Financial Data."
(3) Excludes merger costs of $2.8 million for nine months ended September 30, 1999, arising from our merger with Sullivan on September 1, 1999. See further discussion in Note 5 of the "Selected Unaudited Pro Forma Condensed Consolidated Financial Data."
(4) Amount has been adjusted by $2.1 million for the nine months ended September 30, 1998, to eliminate compensation expense representing the difference between the amount actually paid to management for bonuses over the amount that would have been paid under our employee incentive programs. One of our employee incentive programs allows us to issue options to management in lieu of a portion of their annual cash performance bonus. See further discussion in Note 2 of the "Selected Unaudited Pro Forma Condensed Consolidated Financial Data."
(5) Includes additional amortization related to acquired intangibles and goodwill arising from the Merger of $1.0 million and $0.2 million for the nine months ended September 30, 1998 and 1999, respectively. See further discussion in Note 4 of the "Selected Unaudited Pro Forma Condensed Consolidated Financial Data."

Pro Forma Combined Results for the Nine Months Ended September 30, 1999 Compared to the Nine Months Ended September 30, 1998

  Revenue. Revenue increased $59.9 million, or 22.8%, to $322.6 million for the nine months ended September 30, 1999 from $262.7 million for the nine months ended September 30, 1998. Strong demand for our services across a number of industries and disciplines, especially technology, e-commerce, financial services and industrial, aggressive business development activities and an increase in the number of consultants all contributed to the revenue growth as the number of confirmed searches increased. In addition, fees per search were higher as our strategic focus on working at the top level of executive search continued to drive performance.

  Salaries and employee benefits. Salaries and employee benefits increased $35.3 million, or 19.4%, to $216.8 million for the nine months ended September 30, 1999 from $181.5 million for the nine months ended September 30, 1998. As a percentage of revenue, salaries and employee benefits decreased from 69.1% to 67.2%. This was due to increased search consultant productivity and better leveraging of our support staff.

  General and administrative expenses. General and administrative expenses increased $15.7 million, or 23.8%, to $81.6 million for the nine months ended September 30, 1999 from $65.9 million for the nine months ended September 30, 1998. As a percentage of revenue, general and administrative expenses increased from 25.1% to 25.3%. This percentage increase was primarily due to an increase in costs of consulting services for our technology initiatives and investment spending for new complementary business services.

Results of Operations--H&S

  The following table sets forth, for the periods indicated, our selected statements of operations data as a percentage of revenues:

                                                    Nine Months
                                Year Ended             Ended
                               December 31,        September 30,
                             -------------------   --------------
                             1996   1997   1998     1998    1999
                             -----  -----  -----   ------  ------
Revenue..................... 100.0% 100.0% 100.0%   100.0%  100.0%
                             -----  -----  -----   ------  ------
Operating expenses:
  Salaries and employee
   benefits.................  71.6   70.2   80.5     72.0    66.7
  General and administrative
   expenses.................  20.6   23.2   24.7     23.2    24.8
  Nonrecurring charge and
   merger costs.............   --     --     --       --      5.0
                             -----  -----  -----   ------  ------
    Total operating
     expenses...............  92.2   93.4  105.2     95.2    96.5
                             -----  -----  -----   ------  ------
    Operating income (loss).   7.8    6.6   (5.2)     4.8     3.5
                             -----  -----  -----   ------  ------
Non-operating income
 (expense):
  Interest income...........   0.9    0.8    0.7      0.6     0.6
  Interest expense..........  (0.1)  (0.1)  (0.2)    (0.2)   (0.4)
  Other income (expense)....  (0.1)   0.3   (1.0)     0.1     0.1
                             -----  -----  -----   ------  ------
    Net non-operating income
     (expense)..............   0.7    1.0   (0.5)     0.5     0.3
                             -----  -----  -----   ------  ------
Equity in net income (loss)
 of affiliate...............   0.5    --    (1.6)    (0.5)   (0.2)
                             -----  -----  -----   ------  ------
Income (loss) before income
 taxes......................   9.0    7.6   (7.3)     4.8     3.6
Provision for income taxes..   4.2    4.1    0.6      2.7     3.5
                             -----  -----  -----   ------  ------
Net income (loss)...........   4.8%   3.5%  (7.9)%    2.1%    0.1%
                             =====  =====  =====   ======  ======

Nine Months Ended September 30, 1999 Compared to the Nine Months Ended September 30, 1998

  Revenue. Revenue increased $133.7 million, or 79.1%, to $302.6 million for the nine months ended September 30, 1999 from $168.9 million for the nine months ended September 30, 1998. This increase was primarily the result of the Merger, which contributed $81.4 million in revenue for the nine months ended September 30, 1999. Excluding HSI, revenue increased by 30.9%. Strong demand for our services across a number of industries and disciplines, especially technology, e-commerce, financial services and industrial, aggressive business development activities and an increase in the number of consultants all contributed to the revenue growth as the number of confirmed searches increased. In addition, fees per search were higher as our strategic focus on working at the top level of executive search continued to drive performance.

  Salaries and employee benefits. Salaries and employee benefits increased $80.2 million, or 66.0%, to $201.8 million for the nine months ended September 30, 1999 from $121.6 million for the nine months ended September 30, 1998. This increase was primarily the result of the Merger, which contributed $54.6 million in salaries and employee benefits for the nine months ended September 30, 1999. Excluding HSI, as a percentage of revenue, salaries and employee benefits decreased from 72.0% to 66.6%. This was due to increased search consultant productivity, better leveraging of our support staff and a change in the bonus structure for management that replaces a portion of cash incentive compensation with stock options.

  General and administrative expenses. General and administrative expenses increased $35.9 million, or 91.7%, to $75.1 million for the nine months ended September 30, 1999 from $39.2 million for the nine months ended September 30, 1998. This increase was primarily the result of the Merger, which contributed $21.6 million in general and administrative expenses for the nine months ended September 30, 1999. Excluding HSI, as a percentage of revenue, general and administrative expenses increased from 23.2% to 24.2%. This percentage increase was primarily due to an increase in costs of consulting services for our technology initiatives and investment spending for new complementary business services, including LeadersOnline.

  Nonrecurring charge and merger costs. During the first quarter of 1999, we incurred a nonrecurring charge of $12.4 million related to the Mulder acquisition and the Merger. During the third quarter of 1999, we incurred merger costs of $2.8 million related to the merger with Sullivan. See Note 3 of "Heidrick & Struggles International, Inc. and Subsidiaries (formerly known as Heidrick & Struggles, Inc.)--Notes to Consolidated Financial Statements" for further information.

  Net non-operating income (expense). Net non-operating income increased $268,000 or 36.7%, to $998,000 for the nine months ended September 30, 1999 from $730,000 for the nine months ended September 30, 1998. This was primarily due to an increase in interest income arising from the investment of the net proceeds received from the initial public offering partially offset by an increase in interest expense. In addition, we recorded a $417,000 net gain from the sale of equity obtained as part of our warrant program. We receive warrants for equity in certain client companies in addition to our cash fee when executing searches for such clients.

1998 Compared to 1997

  Revenue. Our revenue increased $23.7 million, or 12.3%, to $216.8 million for 1998 from $193.1 million for 1997. This increase was primarily due to an increase in the number of confirmed searches resulting largely from a 6.7% increase in the average number of consultants employed during the period. Average revenue per consultant was $1.0 million in 1998, as compared to $1.2 million in 1997, an 11% decrease due to an increase in the number of newly-hired consultants. Four new offices were opened in 1998: Melbourne, Route 128, Irvine and New Delhi, which generated approximately $8.2 million of revenue during 1998.

  Salaries and employee benefits. Our salaries and employee benefits increased $39.1 million, or 28.9%, to $174.6 million for 1998 from $135.5 million for 1997. As a percentage of revenues, salaries and employee benefits increased from 70.2% to 80.5%. Approximately $12.7 million of this increase was due to nonrecurring salaries and employee benefits comprised of $9.9 million arising from the difference between the issuance price of shares issued by us in December 1998 and the fair market value of such shares at the date of grant and $2.8 million arising from the early settlement of profit sharing arrangements relating to the acquisition of certain Latin American locations. Excluding the impact of these expenses, salaries and employee benefits were 74.7% of revenue for 1998. A majority of this percentage increase was due to signing bonuses and guaranteed bonuses associated with the hiring of 41 new consultants in 1998, consistent with our growth strategy. We also added 44 associates and 79 administrative personnel, in part to support these consultants.

  General and administrative expenses. Our general and administrative expenses increased $8.9 million, or 19.7%, to $53.6 million for 1998 from $44.7 million for 1997. As a percentage of revenues, general and administrative expenses increased from 23.2% to 24.7%. This percentage increase was largely due to the launch of an advertising campaign during the fourth quarter of 1998 and an increase in maintenance and installation expenses, technical support expenses and equipment rentals associated with our technology initiative.

  Non-operating income (expense). Our non-operating income decreased $3.1 million to a net non-operating loss of $1.1 million for 1998 from net non-operating gain of $2.0 million for 1997. This decrease is primarily due to a $2.5 million charge incurred in connection with the costs of the postponement of our initial public offering in September 1998. The remaining decrease was due to a loss on the sale of certain computer equipment replaced by new computers in connection with our technology initiative during 1998 and an increase in interest expense due to an increase in borrowings under our line of credit.

1997 Compared to 1996

  Revenue. Our revenue increased $45.7 million, or 30.9%, to $193.1 million for 1997 from $147.4 million for 1996. This increase was primarily the result of a 15.5% increase in the average number of consultants employed during the year and an increase of 13.3% in the average revenue per consultant to $1.2 million from $1.0 million in 1996. We employed 26 more consultants at December 31, 1997 than at December 31, 1996. In addition, three new offices were added during 1997: Miami, Philadelphia and Sao Paulo, which generated approximately $1.5 million of revenue.

  Salaries and employee benefits. Our salaries and employee benefits increased $30.0 million, or 28.4%, to $135.5 million for 1997 from $105.5 million for 1996. As a percentage of revenues, salaries and employee benefits decreased to 70.2% from 71.6%, reflecting increased search team productivity as revenues increased relatively faster than staffing levels. This improvement occurred despite an increase of approximately $833,000 in our contributions to the employee 401(k) plan.

  General and administrative expenses. Our general and administrative expenses increased $14.4 million, or 47.4%, to $44.7 million for 1997 from $30.3 million for 1996. As a percentage of revenues, general and administrative expenses increased to 23.2% from 20.6%. This percentage increase principally relates to research and development in connection with our technology initiative.

  Non-operating income (expense). Our non-operating income increased $900,000 to $2.0 million for 1997 from $1.1 million for 1996. The increase was primarily due to the absence of certain losses incurred in 1996 as a result of our relocation of corporate offices in Chicago and an increase in interest income reflecting higher cash balances during the year.

Results of Operations--HSI

  The following table sets forth, for the periods indicated, selected statements of operations data for HSI as a percentage of revenues:

                                                             Year Ended
                                                            December 31,
                                                          -------------------
                                                          1996   1997   1998
                                                          -----  -----  -----
Revenue.................................................. 100.0% 100.0% 100.0%
Operating expenses:
  Salaries and employee benefits ........................  68.2   71.4   82.3
  General and administrative expenses....................  26.5   24.9   30.2
                                                          -----  -----  -----
    Total operating expenses.............................  94.7   96.3  112.5
                                                          -----  -----  -----
    Operating income (loss)..............................   5.3    3.7  (12.5)
Non-operating income (loss)..............................   0.2    0.2   (4.9)
Minority interest in income of consolidated
 subsidiaries............................................   0.0    0.0   (0.1)
                                                          -----  -----  -----
Income (loss) before income taxes........................   5.5    3.9  (17.5)
Provision for (benefit from) income taxes................   2.2    3.0   (3.6)
                                                          -----  -----  -----
Net income (loss)........................................   3.3%   0.9% (13.9)%
                                                          =====  =====  =====

1998 Compared to 1997

  Revenue. HSI revenue increased $42.3 million, or 51.1%, to $125.0 million for 1998 from $82.7 million for 1997. This increase was primarily the result of the acquisition of Mulder in the fourth quarter of 1997, which contributed $21.2 million in revenue for 1998. Excluding Mulder, revenue increased by 25.4% mainly due to an increase in the number of searches resulting from an increase in the average number of consultants from 94 for 1997 to 124 for 1998, and a 14.9% increase in average revenue per consultant. Three new offices were opened in 1998: Geneva, Manchester and Tel Aviv, but their impact on revenue during the year was insignificant.

   Salaries and employee benefits. HSI salaries and employee benefits increased $43.8 million, or 74.1%, to $102.9 million for 1998 from $59.1 million for 1997. As a percentage of revenues, salaries and employee benefits increased from 71.4% for 1997 to 82.3% for 1998. Approximately $5.1 million of this increase was due to the amortization of deferred compensation expense resulting from the Mulder acquisition. In addition, approximately $10.6 million of this increase was due to nonrecurring salaries and employee benefits expenses comprised of $4.9 million arising from the difference between the issuance price of shares issued by HSI in December 1998 and the fair value of such shares at the date of grant and $5.7 million arising from a termination agreement with HSI's former President and Chief Executive Officer, and a termination agreement with a non-executive HSI employee. The $5.7 million charge is comprised of $3.0 million for compensation and other amounts to be paid in accordance with the termination agreements and a $2.7 million non-cash charge representing the difference between the current book value and appraised fair market value of shares retained subsequent to termination. Excluding the impact of these charges, salaries and employee benefits were 73.6% of revenue for 1998.

  General and administrative expenses. HSI general and administrative expenses increased $17.2 million, or 83.6% to $37.8 million for 1998, from $20.6 million for 1997. As a percentage of revenues, general and administrative expenses increased to 30.2% from 24.9%. This percentage increase was primarily the result of an increase in the provision for doubtful accounts, integration costs related to the Mulder acquisition, higher travel and meeting expenses related to the Merger and increased depreciation expense related to HSI's technology initiative.

  Non-operating income (expense). HSI non-operating expense increased to a net operating loss of $6.1 million for 1998 from a net non-operating gain of $151,000 for 1997. This increase was primarily the result of provisions in June and December of 1998 totaling $4.1 million for the writeoff of leasehold improvements and accruals for non-cancelable lease commitments due to a decision to relocate the London office. Also, HSI incurred a $1.3 million charge in connection with the costs of H&S's initial public offering due to a decision taken in September 1998 to postpone the offering. The remaining increase is due to an increase in interest expense related to borrowings on HSI's line of credit, borrowings by HSI from H&S Inc. and lower interest income as a result of reduced cash balances, all resulting from the use of available funds for the Mulder acquisition, and purchases of certain property and equipment associated with opening new offices and investments in the technology initiative.

1997 Compared to 1996

  Revenue. HSI revenue increased $18.1 million, or 28.2%, to $82.7 million for 1997 from $64.6 for 1996. A significant reason for the increase was the acquisition of Mulder in the fourth quarter of 1997 which contributed revenue of $5.7 million in 1997. Excluding Mulder, revenue increased by 19.2%, primarily as a result of a 29.2% increase in the average number of consultants employed during the period. HSI employed 26 more consultants at December 31, 1997 as compared to December 31, 1996. Excluding the impact of currency exchange rate fluctuations, the average revenue per consultant increased slightly from 1996 to 1997. In addition to Mulder, three new offices were added in 1997: Oslo, Lisbon and Prague which generated approximately $1.9 million in revenue.

  Salaries and employee benefits. HSI salaries and employee benefits increased $15.1 million, or 34.3%, to $59.1 million for 1997 from $44.0 million in 1996. As a percentage of revenue, salaries and employee benefits increased to 71.4% from 68.2%. This percentage increase was primarily due to approximately $2.4 million of additional compensation and benefits to administrative and support staff resulting from the hiring of new employees in connection with the development of enhancements to HSI's executive search system.

  General and administrative expenses. HSI general and administrative expenses increased $3.5 million, or 20.2%, to $20.6 million for 1997 from $17.1 million for 1996. As a percentage of revenue, general and administrative expenses declined to 24.9% from 26.5%. This decline was due primarily to a reduction in the provision for doubtful accounts and growth in revenue outpacing increases in rent, telecommunications and other costs. The provision for doubtful accounts was decreased to reflect improved collection policies and efforts.

  Non-operating income (expense). HSI non-operating income increased by $18,000 to $151,000 from $133,000 for 1996.

Liquidity and Capital Resources

  We periodically evaluate our liquidity requirements, capital needs and availability of capital resources in view of plans for expansion and other operating cash needs. We have historically financed our operations primarily through internally generated funds, supplemented by sales of common stock to certain key employees and periodic borrowings under our respective credit facilities. We have historically paid bonuses in December. Employee bonuses are accrued when earned and are based on our performance and the performance of the respective employee. As of September 30, 1999, we had accrued $121.1 million in bonuses.

  We believe that the net proceeds from our common stock offerings, together with funds expected to be generated from operations and our lines of credit, will be sufficient to finance our operations for the foreseeable future. However, if we undertake significant acquisitions or other investment activities, we may need access to additional sources of debt or equity financing. In particular, from time to time we may investigate capital raising methods to fund the further development of LeadersOnline, including investments by third parties.

 H&S

  We maintained cash and cash equivalents at December 31, 1997 and 1998 and September 30, 1999 totaling $10.7 million, $11.5 million and $109.5 million, respectively. Toward these sums, cash flows from operating activities contributed $7.9 million in 1997, reflecting principally the net income from operations. For 1998, operating activities contributed $1.0 million of cash reflecting the net loss offset by increases in non-cash expenses for stock based compensation, depreciation and amortization and equity in net loss of affiliates. For the nine months ended September 30, 1999 cash flows from operating activities contributed $72.9 million reflecting an increase in net income excluding the nonrecurring charge and merger costs of $15.2 million, a majority of which was non-cash, a decrease in working capital and an increase in depreciation and amortization.

  On September 1, 1999, we completed our merger with Sullivan, which provided for the exchange of all of the outstanding stock of Sullivan for 964,000 shares of our common stock. This transaction was accounted for using the pooling of interests method of accounting. On June 26, 1998, we purchased selected assets and liabilities of Fenwick Partners, Inc. for approximately $6.1 million in cash and notes. On October 1, 1998, we purchased selected assets of Heidrick Partners, Inc. for $2.0 million in cash and notes. These acquisitions resulted in a use of cash of $4.1 million.

  Cash flows from financing activities were $5.8 million and $23.6 million for 1997 and 1998, respectively. Our financing activities consisted principally of sales of our common stock to employees net of repurchase obligations, amounts due in connection with 1997 and 1998 acquisitions and borrowings under our line of credit. Our long-term debt consists of amounts payable to former shareholders from whom we have repurchased stock and amounts due in connection with the Fenwick acquisition. Cash flows provided by financing activities were $28.0 million for the nine months ended September 30, 1999, resulting primarily from the estimated net proceeds raised in the initial public offering of $52.0 million and the related sales of shares to employees pursuant to our employee incentive plans of $9.3 million, offset by net repayments under our lines of credit.

  We have a $50.0 million reducing revolving credit facility. This facility will terminate on December 31, 2001. The line of credit will be reduced by $10.0 million on December 31, 2000. There was $22.0 million outstanding under this line of credit at December 31, 1998 and no amounts were outstanding under this line of credit as of September 30, 1999. At our discretion, we may borrow either U.S. dollars on deposit in the United States or U.S. dollars or foreign currencies on deposit outside the United States. Non-U.S. borrowings bear interest at the then existing LIBOR plus a margin as determined by certain tests of our financial condition. U.S. borrowings bear interest at the then existing prime rate. At December 31, 1998, the interest rate on the debt was LIBOR plus the applicable margin, which sum equaled 6.8%. This line of credit replaced a $25.0 million line of credit which had been effective since October 1, 1997. There was $3.5 million outstanding under the line of credit at December 31, 1997 and the borrowings bore interest at LIBOR plus 1% or the prime rate, at our discretion. At December 31, 1997, the interest rate on the debt was fixed at approximately 8.5%. The line of credit has certain financial covenants we must meet relating to consolidated net worth, liabilities, and debt in relation to cash flows.

  Capital expenditures amounted to $5.9 million, $16.0 million and $16.6 million for 1997 and 1998 and the nine months ended September 30, 1999, respectively. These expenditures were primarily for system development costs, office furniture and fixtures, leasehold improvements and computer equipment and software. The system development costs relate primarily to our expenditures in connection with our technology initiative, of which we capitalized $1.2 million in 1997, $9.0 million in 1998 and $9.9 million for the nine months ended September 30, 1999. We expect that our capital expenditures for 2000 will be approximately $25.0 million.

  On December 16, 1999, we announced that we expect to invest up to $25 million in venture capital funds. These funds expect to make investments in start-up companies, primarily in the technology sector. Although we expect to make investments in increments over the next three years, the full investment may be made at any time.

  On December 21, 1999, we announced that we had signed a letter of intent to acquire Baines Gwinner Holdings Ltd. Baines Gwinner is a London-based executive search firm employing 33 professionals that focuses on the financial services and legal industries and had fiscal 1999 revenues of approximately 7.5 million British pounds. The acquisition is expected to close in the second quarter of this year.

  As part of Mr. Pittard's proposed employment agreement, we will pay approximately $2.8 million a year for seven years for a life insurance policy that is anticipated to commence in the first calendar quarter of 2000. At the end of the seven years, our payments will be returned less the cost of key man life insurance coverage we would have otherwise purchased for Mr. Pittard. At the same time, we will also receive interest on that cash at a pre-tax rate of 5% per year. In connection with the life insurance policy Mr. Pittard has agreed that his year 2000 bonus will be reduced to help fund the first year's policy premium.

 HSI

  HSI maintained cash and cash equivalents at December 31, 1997 and 1998, amounting to $8.1 million and $15.8 million, respectively. Toward these sums, cash flows from operating activities contributed $4.2 million in 1997 principally reflecting decreases in working capital and non-cash expenses for depreciation and amortization. For 1998, cash flows provided by operating activities were $7.5 million due primarily to decreases in working capital and non-cash expenses for stock based compensation and depreciation and amortization, offset by the net loss from operations.

  Cash flows from financing activities were $9.7 million and $10.9 million, respectively for 1997 and 1998. Borrowings during 1997 increased significantly in connection with payments required to finance the Mulder acquisition. Borrowings during 1998 principally reflect funding of employee bonuses and the purchase of certain property and equipment. HSI's financing activities include borrowings and payments on its credit facility, purchase and sales of its common stock to employees and borrowings under a loan agreement with H&S Inc.

  HSI's long-term debt as of December 31, 1997 and 1998 consisted of amounts payable to former stockholders who have sold their stock back to HSI. HSI had an $8.0 million multicurrency line of credit. This facility reduced to $4.9 million on March 1, 1999, $1.1 million on May 1, 1999 and terminated on May 31, 1999. These borrowings bore interest at the European OverNight Index Average plus 100 basis points or LIBOR plus 100 basis points, depending on the currency of the borrowing. The borrowings could be in Euros, ECU or British Pounds. At December 31, 1998, there was $3.4 million outstanding under the facility which bore an interest rate of 4.6%. In addition, HSI has a $10.5 million multicurrency line of credit, denominated in ECU expiring on July 1, 2002. The interest rate on this credit line is LIBOR plus 1%. The interest rate at December 31, 1997 and 1998 was 7.2% and 6.6%, respectively. The credit line has a financial requirement which requires that the ratio of total debt to tangible net worth be less than 90%. As a result of this financial requirement, retained earnings are restricted to the extent the ratio of debt to tangible net worth exceeds 90%. The total outstanding balance was $7.6 million and $8.3 million at December 31, 1997 and 1998, respectively.

Investments greater than $2 million and sales of significant German assets are prohibited without prior written approval of the banks. In addition, HSI has a $1.2 million line of credit denominated in German Marks. The borrowings bear interest at a variable rate between 4.9% and 7.5% depending on the number of days the relevant borrowing is outstanding. At December 31, 1998, there was no balance outstanding.

  Capital expenditures totaled $6.0 million and $9.7 million for 1997 and 1998, respectively. These expenditures consisted primarily of purchases of computer equipment and software and, office furniture and fixtures. Additionally, HSI made payments in connection with the Mulder acquisition of $9.4 million in cash and stock during 1997 and $1.3 million in cash during 1998.

Quarterly Comparisons

  The following table sets forth certain quarterly financial information of H&S and HSI for each quarter of 1998 and for the first three quarters of 1999 for H&S. The information is derived from the quarterly financial statements of the companies which are unaudited but which, in the opinion of management, have been prepared on the same basis as the financial statements included herein and include all adjustments, consisting only of normal recurring items, necessary for the fair presentation of the information for the periods presented. The financial data shown below should be read in conjunction with the respective consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                              Fiscal Quarters Ended
H&S                      ---------------------------------------------------------------------------
                                       1998                             1999(1)
                         ---------------------------------     ------------------------------
                         March 31 June 30 Sept. 30 Dec. 31     March 31     June 30  Sept. 30
                         -------- ------- -------- -------     --------     -------- --------
                                                (in thousands)
Revenue................. $49,675  $56,961 $62,278  $47,922     $74,601      $113,046 $114,936
Operating income
 (loss).................   1,177    3,051   3,910  (19,477)(2)  (7,556)(4)     8,804    9,147(5)
Net income (loss).......     391    1,387   1,785  (20,753)(3) (10,148)        4,849    5,427

                                       Fiscal Quarters Ended
HSI                      -----------------------------------------------------------
                                        1998
                         ---------------------------------------
                         March 31  June 30     Sept. 30 Dec. 31
                         --------  -------     -------- --------
                                   (in thousands)
Revenue................. $28,053   $31,402     $34,290  $ 31,239
Operating income
 (loss).................    (103)    1,195       1,149   (17,884)(6)
Net income (loss).......    (549)   (2,103)(7)     324   (15,037)(8)

--------
(1) Because H&S acquired HSI on February 26, 1999, the historical results of operations of HSI have been included in H&S's financial statements subsequent to the date of acquisition.
(2) Includes $12.7 million of nonrecurring charges comprised of (a) $9.9 million of salaries and benefits expense arising from the difference between the issuance price of shares issued by us in December 1998 and the fair market value of such shares at the date of grant and (b) $2.8 million of salaries and benefits expense arising from the early settlement of profit sharing arrangements relating to the acquisition of certain Latin American locations.
(3) Includes a nonrecurring $2.5 million charge incurred in connection with the costs of the postponement of an offering in September 1998.
(4) Includes $12.4 million of nonrecurring charge arising from the modification of the Mulder acquisition agreement.
(5) Includes $2.8 million of merger costs arising from the merger with Sullivan.
(6) Includes $11.9 million of nonrecurring charges comprised of (a) $1.3 million of salaries and benefit expense due to the amortization of deferred compensation expense resulting from the Mulder acquisition, (b) $4.9 million of salaries and benefits expense arising from the difference between the issuance price of shares issued by HSI in December 1998 and the fair market value of such shares at the date of grant, (c) $5.7 million of salaries and benefits expense arising from the termination agreement with HSI's former President and Chief Executive Officer, and the termination agreement of a non-executive HSI employee. The $5.7 million charge is comprised of $3.0 million for compensation and other amounts to be paid in accordance with the termination agreements and a $2.7 million non-cash charge representing the difference between the current book value and appraised fair market value of shares retained subsequent to termination.
(7) Includes $2.9 million of costs associated with the writeoff of leasehold improvements and accruals for non-cancelable lease commitments due to a decision to relocate the London office.
(8) Includes a nonrecurring $1.3 million charge incurred in connection with the costs of the postponement of an offering in September 1998.

                                    BUSINESS

General

  We are the leading global executive search firm and we believe that, based on revenues, we are the largest executive search firm in the world. With over 46 years of experience in fulfilling our clients' leadership needs, we offer and conduct executive search services in every major business center in the world. We focus on identifying, evaluating and recommending qualified candidates for senior level executive positions. Through our worldwide network of approximately 832 professionals in 69 locations, we provide executive search services to a broad range of clients. Our clients include:

  . Fortune 500 companies

  . major non-U.S. companies

  . middle market and emerging growth companies

  . governmental and not-for-profit organizations

  . other leading private and public entities

Executive Search Industry Overview

  Executive search firms are generally separated into two broad categories: retained search firms and contingency search firms. Retained search firms fulfill their clients' senior leadership needs by identifying, evaluating, assessing and recommending qualified candidates for senior level positions, typically with annual cash compensation of $100,000 and above. Retained firms generally are compensated for their services whether or not they are successful in placing a candidate, and are generally retained on an exclusive basis. On the other hand, contingency search firms focus primarily on positions with annual cash compensation of less than $150,000. Contingency firms are compensated only upon successfully placing a recommended candidate. They are generally not hired on an exclusive basis or involved in the evaluation, assessment or recommendation of candidates. Both types of firms normally charge a fee for their services equal to approximately one-third of the first year total cash compensation for the position being filled.

  According to Kennedy Information LLC, a leading industry source, revenue in the executive search industry is divided almost evenly between retained and contingency search firms; however, retained search firms are estimated by Kennedy to employ only one-third of the consultants in the industry. Thus, the average revenue per consultant for retained firms generally is substantially higher than for contingency firms.

   The executive search industry is highly fragmented, consisting of more than 4,000 executive search firms worldwide. According to Kennedy's Executive Recruiter News, more than 80% of retained firms and approximately 90% of contingency firms generated less than $2 million in revenues in 1998.

  We believe that the following favorable trends are contributing to the growth of the executive search industry:

  An Increase in Competition for Executive Talent. Historically, it was typical for executives to spend an entire career with one or two organizations. However, in today's rapidly changing business environment, companies aggressively seek outside talent and, as a result, successful executives are often recruited by a number of different organizations in various geographic locations over the course of their careers. This increase in competition for management talent and the resulting executive turnover forces many companies to seek assistance in recruiting executives more frequently. Increased competition has also caused compensation levels for executives to increase considerably over the past several decades. Because fees for executive search firms are based on cash compensation, higher cash compensation levels have translated into higher executive search fees.

  An Increased Demand for Executive Search Services by Start-up and Newly-acquired Companies. Recent growth in the amount of capital available for investment in start-up companies and for acquisitions has created a need for talented executives to manage these entities. The activities of private equity investors and venture capital firms have been accelerating at such a pace that they often find it difficult to identify leaders for the companies in which they invest. These investors often seek the services of executive search firms to aid them in this task.

  A Growing Acceptance by Corporate Leaders of Executive Search Consultants. The influence of a number of factors including larger institutional shareholdings, a rise in shareholder activism and a greater concern for corporate governance are leading many boards of directors and company management teams to expect that their choices of senior executives will be under greater scrutiny than was the case in the past. As a result of these trends, many boards of directors and company management teams hire outside executive search firms to advise them with respect to their selection and recruitment of executives.

  An Increasing Globalization of Business Driving the Demand for Executive Talent by Multinationals. The increasing globalization of business creates demand, particularly from multinational enterprises, for executives in parts of the world where such enterprises do not have significant prior operating experience. Because the process of identifying and evaluating candidates across national borders can be difficult, these enterprises turn to executive search firms for assistance.

  A Greater Need for Executives with Diverse Leadership Skills. In response to a rapidly changing business environment, companies are setting more stringent hiring standards for senior executives. The process of identifying and evaluating such executives is therefore becoming more difficult. As a result, companies are increasingly relying on executive search firms to help them meet their leadership needs.

  A Decrease in the Number of Layers of Management Within a Company. The recent trend of corporate "right-sizing" by eliminating layers of management at a number of companies effectively reduces the internal pool from which such companies can draw talented managers. In lieu of the traditional practice of grooming leaders from within, companies increasingly use executive search firms to find appropriate talent from outside their organization.

Key Competitive Strengths

  We possess several key competitive strengths which position us to capitalize on the growing demand for our services. Our strengths include the following:

  Emphasis on Senior Level Executive Search. We are an industry leader in placing senior level executives within the world's largest and most complex organizations. Approximately 66% of our executive searches worldwide in 1998 were for chief executive officers, presidents, chief financial officers, chief operating officers, chief administrative officers, chief information officers, members of boards of directors and other senior management positions, such as division and department heads. These senior level executive searches in 1998 represented 73% of revenues. Senior level executive searches generally provide a higher level of revenue per search and greater visibility within the executive search industry. We believe that performing senior level, high profile executive search assignments benefits us as follows:

  . strengthens our brand name recognition and contacts with leading decision makers, referral sources and highly talented candidates

  . enhances our ability to secure other senior level executive searches

  . enables us to attract and retain highly qualified consultants

  Experienced Team of Executive Search Consultants. As of September 30, 1999, we employed 372 executive search consultants. Our consultants, on average, have 10 years of experience in executive search and 9 years of experience in other industries. We believe that this depth of experience is necessary to effectively perform senior level executive searches. We attribute our success in attracting and retaining our high quality consultants to our premier reputation, unique team oriented culture and performance-based compensation system. Our low turnover rate among our consultants reflects our attractiveness as an employer. For the period from January 1, 1995 through December 31, 1998, an annual average of less than 1.5% of our consultants left to work somewhere else in the executive search industry. Under our compensation system, a portion of the bonus for a particular assignment goes to the consultants who originate the executive search assignment, and a portion goes to the consultants who perform the executive search assignment. In addition, a portion of each consultant's annual compensation is based on management's assessment of that consultant's teamwork. This compensation component encourages our consultants to work as a team and is part of the reason that 59% of our executive searches performed in 1998 were shared by two or more consultants. The incentive to utilize the differing talents of our consultants means that those who originate an assignment outside of their area of expertise often bring that assignment to those with a specific industry or functional skill to execute the search.

  Complementary Internet-Based Recruiting Business. LeadersOnline, which was launched in March 1999, utilizes the internet and our proprietary candidate matching and tracking technology to recruit and place prescreened middle management professionals with annual compensation in the $75,000 to $150,000 range. For the nine months ended September 30, 1999, LeadersOnline reported revenues of $763,000. We expect LeadersOnline to have revenues of approximately $1.9 million for the fourth quarter ending December 31, 1999.

  Global Presence. We have 69 locations in major business centers in 33 countries around the world. With our global presence we can serve the needs of multinational companies and local businesses worldwide. Our global presence also provides us with access to an international network of candidates and referral sources. Our locations in North America, Europe, Asia Pacific and Latin America employed 194, 136, 27 and 15 consultants, as of September 30, 1999, respectively. Our global reach allows us to benefit from the increasing globalization of business and the demand, particularly from multinational enterprises, for assistance in identifying and evaluating candidates for executive positions across national borders.

  Industry Practice Groups and Functional Specialties. We have seven core industry practice groups: international technology; industrial; consumer products; financial services; health care; professional services; and higher education/not-for-profit. Many of our consultants also specialize in searches for functional positions such as members of boards of directors, chief executive officers, chief financial officers, chief information officers and e-commerce business leaders. Our international technology practice group is our largest and fastest growing practice group representing approximately 31% of our revenues for the nine months ended September 30, 1999. Our structure enables us to better understand our clients' cultures, operations, business strategies and industries.

  Global Support Platform. Our consultants work with a team of 460 associates who have access to a sophisticated global technology infrastructure. This technology infrastructure includes internally developed proprietary global databases containing over 1 million candidate profiles and approximately 32,000 client records. This global platform also offers a broad range of on-line services and industry reference sources, and advanced Internet-based technology to support the research needs of our professionals. Our consultants complete searches efficiently and effectively using our global support structure. Given the importance of technology to the search process, we are committed to implementing our strategic technology initiative. This integrated system will enhance the functionality, speed and quality of our information management.

Our Growth Strategy

  Our goal is to be the leading global provider of executive search services while achieving sustainable revenue and earnings growth. We pursue a focused growth strategy with the following key elements:

  Expand and Develop Client Relationships. We continually seek to expand relationships with existing clients and to develop new client relationships. We accomplish this by:

  . aggressively pursuing the highest level executive search assignments

  . expanding the breadth and depth of our industry practice groups and functional specialties

  . offering services across a broad range of geographic locations

  . actively recruiting consultants who demonstrate the ability to expand our client base

We have succeeded in expanding our client base and generating repeat business from existing clients. For example, we had over 1,800 clients in 1995 and over 3,100 in 1998. More than 75% of our searches in 1998 were for clients or their affiliates with whom we completed multiple assignments over the last six years. As appropriate, we will strategically open new locations in cities where we currently do not operate in order to serve the needs of our clients. Between 1995 and 1998, including through acquisitions, we added 26 locations and 178 consultants.


  Pursue New, Complementary Lines of Business. We intend to continue to expand the range of services we offer senior management teams in helping them to address their human capital resource needs. These services currently include our internet-based recruiting business, LeadersOnline, interim management placement, management evaluation and corporate governance consulting services. Our interim management placement service provides senior level management executives on a temporary basis for assignments of limited duration. Our management evaluation service assesses the skills and cultural fit of management teams within an existing organization or combining organizations.

  Enhance Executive Search Professional Productivity. We believe that our consultants generate one of the highest levels of average revenue per consultant in the industry. Our consultants generated an average revenue per consultant of $1.1 million in the U.S. in 1998 as compared to $864,000 for the average of the other nine of the largest ten U.S. executive search firms. We also believe that our infrastructure can be further leveraged to increase our consultants' productivity. Specifically, we expect that our technology initiatives will continue to enable our professionals to access a greater amount of information more quickly. They are able to perform more sophisticated searches to identify candidates more efficiently and effectively. Our technology initiative is designed to support a significant number of additional users without large incremental costs.

  Pursue Strategic Acquisitions and Alliances. The executive search industry is highly fragmented, with more than 4,000 executive search firms worldwide. The industry has been consolidating in recent years. Many smaller firms have joined with larger firms in order to gain the benefits of superior managerial, financial and technological resources. We maintain an acquisition and alliance strategy designed to expand our presence in the executive search industry and to build complementary business lines. This strategy will increase our penetration in existing and new geographic markets and expand the depth and breadth of our industry practice groups and functional specialties. Examples of this strategy include our merger with Sullivan & Company, a New York based executive search firm that specializes in the financial services industry, on September 1, 1999 and acquisition of Redelinghuys & Partners, a South African based senior level executive search firm, completed on December 28, 1999.

Services

  We provide executive search services primarily on a retained basis for a broad range of clients. Our executive search process typically consists of the following steps:

  . analyze the client's needs in order to determine the required set of skills for the position, understand its organizational structure, relationships and culture, define the required experience, and identify the other characteristics necessary for the successful candidate

  . interview and evaluate candidates on the basis of experience and potential cultural fit with the client organization

  . present confidential written reports on the candidates who most closely fit the position specification

  . schedule a mutually convenient meeting between the client and each candidate

  . collect references on the final candidate

  . assist in structuring of the compensation package and supporting the successful candidate's integration into the client team

  LeadersOnline. We began the research and development of our LeadersOnline business approximately two years ago and launched the service in March 1999. Of the engagements completed by LeadersOnline in 1999, the average annual compensation per position was approximately $100,000. Candidates register with LeadersOnline by completing a simple on-line profile that takes approximately eight to ten minutes. Candidates obtain confirmation within 24 hours of submitting their profile and are notified periodically as matching positions become available. Candidates are proactively identified through targeted advertising and referral of potential candidates that do not currently meet our clients' senior level needs. When LeadersOnline receives a search assignment from a client, we develop job opportunity pages that describe the company and the position specifications. We present a customized list of qualified and interested candidates according to the client's skill requirements and specifications.

  Our LeadersOnline business provides the following services:

  . matches position specifications against the proprietary database and produces a customized list of candidates

  . notifies matched candidates by electronic mail, informs them about the position and requests permission to perform verification of degrees, employment and other background information

  . conducts profile verification through a third party information service company

  . forwards a verified candidate list to the client

  . generates recruiting progress management reports throughout the process to track the progress of multiple searches and provide candidate feedback

  The entire system is designed to ensure confidentiality to both clients and candidates and is delivered through a secure customizable extranet for client use.

  We established LeadersOnline in October 1999 as a separate subsidiary. From time to time we may investigate capital raising methods to fund the further development of LeadersOnline, including investments by third parties.

Our Organization

  Our operational structure is designed to provide high quality executive search services to our clients worldwide. We organize our team of executive search consultants by:

  . industry practice groups

  . functional specialties

  . geography, through our network of offices

  On a given search assignment, we will generally utilize the expertise of consultants in more than one of our offices, industry practice groups and functional specialties. For example, an executive search for a CIO of a financial services company located in London may involve an executive search consultant in London with an existing relationship with the client, another executive search consultant in New York with expertise in the financial services practice group and a third executive search consultant in Menlo Park with expertise in CIO recruiting. By utilizing consultants with varying geographic, industry and functional expertise, we believe that we can best ensure the successful completion of executive search assignments for our clients.

  Industry Practice Groups. Our business is organized around seven core industry practice groups, each focused on a specific industry. These core industry practice groups and their relative sizes, as measured by revenues for nine months ended September 30, 1999, are as follows:

                                                                      Percentage
      Industry Practice Group                                         of Revenue
      -----------------------                                         ----------
      International Technology.......................................     31%
      Financial Services.............................................     22
      Industrial.....................................................     19
      Consumer Products..............................................     15
      Health Care....................................................      5
      Professional Services..........................................      3
      Higher Education/Not-for-Profit................................      2
      Other..........................................................      3
                                                                         ---
                                                                         100%

  Consultants from each of these industry practice groups may reside in any one of our locations. Certain markets have a significant concentration of companies within particular industry sectors, and we have staffed our locations accordingly. For example, our financial services practice group has our largest concentration of consultants in New York and London, the two largest financial centers in the world. Each industry practice group is coordinated by a Practice Managing Partner who establishes marketing and search strategies, identifies focused accounts and target clients and facilitates and assists the marketing activities of the consultants in the group. We believe that this operational structure provides our clients with superior services by enabling our consultants to successfully build relationships with candidates and referral sources within particular industries and to understand our clients' operations, business strategies and industry dynamics and company culture. We believe that these factors are critical to the successful placement of a candidate.

  Functional Specialties. We recognize that the task of searching for candidates for certain executive positions often requires specialized skills in much the same way as a search for an executive in a particular industry. As a result, many of our consultants specialize in searches for particular positions such as a board of directors member, CEO, CFO, CIO or e-commerce business leader. Typically, a consultant in a particular industry practice group who receives an assignment for a given functional position will consult with one or more colleagues with the appropriate functional expertise throughout the search assignment. This coordination benefits our clients because the best candidate for certain functional positions often will come from a different industry. For example, a client in the industrial sector seeking a new CIO may benefit from exposure to a candidate whose background is in the health care sector, even though that candidate may be less well known by the members of our industrial practice group. Since our functional specialists tend to have experience with appropriate candidates from many different industries, they can bring experience from a range of industry practice groups to the assignment.

  Global Network. We are a major executive search presence through our global network of 69 locations in 33 countries, and offer and conduct executive searches in nearly every major business center in the world. Each office is managed by an Office Managing Partner and staffed with consultants, associates, administrative assistants and other support staff. While central administrative functions are provided by the Chicago corporate office, each region has its own regional management as well as research and support functions.

  Listed below are the regions, countries and locations in which we operate as of December 31, 1999:

   Region         Country        Location
-------------  ------------- -----------------
North America  United States Atlanta, GA
                             Boston, MA
                             Charlotte, NC
                             Chicago, IL
                             Cleveland, OH
                             Dallas, TX
                             Greenwich, CT
                             Houston, TX
                             Irvine, CA
                             Jacksonville, FL
                             Los Angeles, CA
                             (2 offices)
                             Menlo Park, CA
                             Miami, FL
                             New York, NY
                             (2 offices)
                             Philadelphia, PA
                             Route 128, MA
                             San Diego, CA
                             San Francisco, CA
                             Seattle, WA
                             Tysons Corner, VA
                             Washington, D.C.
               Canada        Montreal
                             Toronto
Asia Pacific   Australia     Melbourne
                             Sydney
               China         Hong Kong
               India         New Delhi
               Japan         Tokyo
               Korea         Seoul
               Singapore     Singapore

   Region          Country          Location
-------------  --------------- ------------------
Latin America  Argentina       Buenos Aires
               Brazil          Sao Paulo
               Chile           Santiago
               Mexico          Mexico City
               Peru            Lima
               Venezuela       Caracas
Europe         Austria         Vienna
               Belgium         Brussels
               Czech Republic  Prague
               Denmark         Copenhagen
               Finland         Helsinki
               France          Paris
               Germany         Berlin
                               Dresden
                               Dusseldorf
                               Frankfurt
                               Hamburg
                               Munich (3 offices)
               Italy           Milan
                               Rome
               The Netherlands Amsterdam
               Norway          Oslo
               Poland          Warsaw
               Portugal        Lisbon
               Russia          Moscow
               Spain           Barcelona
                               Madrid
               Sweden          Stockholm
               Switzerland     Geneva
                               Zurich
               United Kingdom  London
                               Manchester
Middle East    Israel          Tel Aviv
Africa         South Africa    Capetown
                               Johannesburg

 North America

  We have 23 locations in the United States and two in Canada. At September 30, 1999, we employed a total of 194 consultants in the region. Approximately 56% of our worldwide revenues in 1998 were generated in the United States and Canada. The largest offices in the North American region in terms of revenues are New York, Menlo Park and Chicago. The New York office is a leader of the financial services practice, the Menlo Park office is the center of our international technology practice, and the Chicago office has a diverse practice which includes a significant concentration of consultants in the industrial and health care practices.

 Europe, Middle East and Africa

  We have 28 locations in 17 European countries, one location in the Middle East and two locations in South Africa. At September 30, 1999, we employed 136 consultants in these regions. Approximately 37% of our worldwide revenues in 1998 were generated by these locations. Our locations in Germany, the United Kingdom and France generate the highest revenues of our locations in these regions. The markets in Germany and the United Kingdom are the two largest executive search markets in Europe, and we have a strong market position in both of these countries. In 1998, we generated more revenue than any other executive search firm in Germany, and, as measured by revenues, we were the fourth largest in the United Kingdom. The German practice grew significantly with our 1997 acquisition of Mulder, and presently there are eight locations in Germany. The United Kingdom office is a leader in financial services placement, largely serving the needs of multinational British financial enterprises based in the City of London.

 Asia Pacific

  We have seven locations in the Asia Pacific region. At September 30, 1999, we employed 27 consultants in the Asia Pacific region. Approximately 4% of the our worldwide revenues in 1998 were generated in the Asia Pacific region. Our focus in the Asia Pacific region is to serve the regional needs of multinational corporations headquartered in the United States and Europe.

 Latin America

  We have six locations and, as of September 30, 1999, employed 15 consultants in Latin America. Approximately 3% of our worldwide revenues in 1998 were generated in the Latin American region. Similar to our focus in the Asia Pacific region, our focus in the Latin American region is to serve the regional needs of multinational corporations headquartered in the United States and Europe.

Clients and Marketing

  We have a diverse group of clients in a variety of industries located throughout the world. Our clients include Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities. No single client accounted for over 2% of our revenues in 1998. Historically, we have been successful both in adding to our client base and in generating repeat business from existing clients. For example, we were engaged by over 1,800 clients in 1995 and over 3,100 in 1998, and, of the searches performed in 1998, more than 75% were on behalf of clients for whom we had conducted multiple assignments over the last six years.

  Our consultants market the firm's executive search services through two principal means: targeted client calling and industry networking with clients and referral sources. These efforts are assisted by our databases which provide all our consultants with up to date information as to contacts made by their colleagues with particular referral sources, candidates and clients.

  In addition to our active marketing, we benefit from a significant number of referrals generated by our reputation for successfully completed assignments. To build on this advantage, we seek to develop an enhanced awareness of the Heidrick & Struggles brand name. As a result of our efforts, we are more frequently invited to make presentations to prospective clients, often competing for executive search engagements with major competitors in the industry. In 1998, we succeeded in obtaining executive search engagements from a majority of the presentations which we conducted.

  We also publish a quarterly leadership journal, The Art of Taking Charge, which is distributed to senior executives, features interviews with business leaders and publicizes our brand name.

  One of the limitations of our marketing is the existence or anticipated existence of blocking arrangements. Either by agreement with clients or for client relations purposes, executive search firms frequently refrain from recruiting employees of a client, and possibly other entities affiliated with that client, for a specified period, generally not more than one year from the commencement of a search. We actively manage our blocking arrangements and seek to mitigate adverse effects of blocking by strengthening our long-term relationships with focused accounts. Additionally, in recent years market conditions and industry practices have resulted in blocking arrangements that are becoming narrower in scope and shorter in duration.

Assignment Research and Information Management

  Our technology infrastructure consists of internally developed global databases containing over 1 million candidate profiles and approximately 32,000 client records, coupled with a broad range of on-line services and industry reference sources. Our professionals use our information technology infrastructure to:

  . gather business intelligence regarding clients' businesses, industries, competitors and strategies

  .  develop and manage company and candidate profiles

  .  identify market needs and new business opportunities

  . coordinate and implement marketing, communication, financial and administrative functions

  Our consultants complete searches efficiently and effectively using our global support structure. Given the importance of technology to the search process, we are committed to improving our information management by implementing our technology initiative. Our technology infrastructure is designed to enhance the functionality, speed and quality of our information management.

  Our technology initiative represents a long-term strategic initiative for the deployment of technology and is designed to support our rapid growth. Phase I of our technology initiative, which was completed during the fourth quarter of 1999, upgraded our financial management systems and our search system. A PeopleSoft based financial management system provides a fully integrated worldwide accounting and financial reporting system. An Oracle-based search system allows our consultants to more efficiently and effectively manage complex search assignments, while keeping them informed about client and candidate contacts. Our technology infrastructure upgrades also enhance the ease and speed of use and information processing on the Internet, one of our most valuable information tools. In addition to LeadersOnline, we use Internet technology in three other primary ways:

  . as an external source of information through a broad range of online information resources

  . through our intranet, as a tool for organizing and accessing our internally generated information including our proprietary databases

  . through our extranet, as a means of connecting clients and candidates in its core executive search practice on a secure network where each can review information about the other

  Phase II of our technology initiative will deploy refinements to the financial and search systems as well as new systems to provide tailored automated data reporting and financial and operating information to our senior managers.

  Our information technology infrastructure is overseen by a technology management team led by our Managing Partner of Global Technology. Among other services, this team provides our employees with coordinated training programs. To address issues of data security associated with increasing remote database access, we use password protection and conduct regular security audits. In addition, we currently utilize video-conferencing technology in many of our locations. This technology facilitates candidate interviews and presentations to client search committee members in different locations. We intend to continue to develop our technology infrastructure as ours and our clients' needs evolve.

Professional Staff and Employees

  As of September 30, 1999, we had 1,529 full time employees, of which 372 were consultants, 460 were associates and 697 were corporate and support staff. In each of the last five years, no single consultant accounted for any material portion of our revenues. We are not a party to any collective bargaining agreement and we consider relations with our employees to be good. Our executive search professionals are categorized either as consultants or associates. Associates assist consultants by performing research and other functions.

Competition

  The executive search industry is highly competitive. It is estimated that there are more than 4,000 executive search firms worldwide. There are relatively few barriers to entry and new competitors frequently enter the market. While we face competition to some degree from all firms in the industry, we believe our most direct competition comes from other retained search firms. In particular, we compete with other large search firms specializing in senior level executive search, including: SpencerStuart & Associates, Egon Zehnder International, Russell Reynolds Associates, Inc., and Korn/Ferry International. To a lesser extent, we also face competition from smaller boutique or specialty firms that specialize in certain regional markets or industry segments. Each firm with which we compete is also a competitor in seeking to attract the most effective consultants. In our experience, the executive search business is more quality-sensitive than price-sensitive. As a result, we compete on the level of service we offer, reflected by our industry practice groups, functional specialties and client focus, and, ultimately, on the quality of our search results.

Recent Strategic Acquisitions and Mergers

  Over the past approximately two years, we have successfully completed the strategic acquisition of three executive search firms and a merger with one executive search firm:

  Redelinghuys. On December 28, 1999, we completed the acquisition of Redelinghuys & Partners, a senior level executive search firm with offices in Capetown and Johannesburg in the Republic of South Africa. Prior to this acquisition, we had an alliance with Redelinghuys which allowed us to expand our services in Africa.

  Baines Gwinner. On December 21, 1999, we announced that we had signed a letter of intent to acquire Baines Gwinner Holdings Ltd. Baines Gwinner is a London-based executive search firm employing 33 professionals that focuses on the financial services and legal industries and had fiscal 1999 revenues of approximately 7.5 million British pounds. The acquisition is expected to close in the second quarter of this year.

  Sullivan. On September 1, 1999, we merged with Sullivan & Company which employed 12 consultants. Sullivan is an executive search firm that specializes in the financial services industry and had 1998 revenues of $12.8 million. This transaction expanded our reach in the investment banking, investment management and specialty finance sectors.

  Fenwick. On June 26, 1998, we acquired Fenwick, a Boston-based executive search firm which employed nine consultants and had fiscal 1997 revenues of $6.4 million. This transaction expanded the reach of our international technology group into a third key technology center in the United States. Fenwick, based in the technology corridor called "Route 128" in Massachusetts, complements our existing offices in Menlo Park, California and Tysons Corner, Virginia. These two existing offices also focus on senior level recruitment for computer hardware and software, telecommunications, engineering and medical electronics companies.

  Mulder. On October 1, 1997, we acquired Mulder Partner GmbH & Co. KG which employed 13 consultants. Prior to the acquisition, Mulder was the largest executive search firm in Germany, as measured by revenues, with $21.8 million in revenues for the nine months ended September 30, 1997. After this transaction we became the largest executive search firm in Germany and the second largest in Europe.

Facilities

  We lease all of our locations. The aggregate square footage of office space under such leases was approximately 481,484 as of December 31, 1998. The leases for these offices call for future minimum lease payments of approximately $106 million and have terms which will expire between 1999 and 2013 exclusive of renewal options that we can exercise. We believe that our facilities are adequate for our current needs and that we will not have difficulty leasing additional office space to satisfy anticipated future needs.

Insurance

  We maintain insurance in such amounts and with such coverages and deductibles as management believes are adequate. The principal risks that we insure against are professional liability, workers' compensation, personal injury, bodily injury, property damage and fidelity losses. There can be no assurance that our insurance will adequately protect us from potential losses and liabilities.

Legal Proceedings

  From time to time we have been involved in litigation which is incidental to our business. We currently are not a party to any litigation the adverse resolution of which, in management's opinion, would be likely to have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

Directors and Executive Officers

  Our Board of Directors has eleven members, eight of whom are our employees, and three of whom are independent directors. In accordance with the Certificate of Incorporation, the members of the Board of Directors are divided into three classes whose terms of office expire at the third succeeding annual stockholders' meeting following their election to office or until a successor is duly elected and qualified. The Certificate of Incorporation also provides that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II, and Class III directors expire at the annual meeting of stockholders in 2000, 2001, and 2002, respectively. The following are our directors and executive officers:

 Name                  Age Position with Company                Director Class
 ----                  --- ---------------------                --------------
 Patrick S. Pittard...  54 President and Chief Executive
                           Officer,
                           Director                                  III
 Donald M. Kilinski...  40 Chief Financial Officer and
                           Treasurer                                  --
 Richard D. Nelson....  60 Chief Administrative Officer,
                           Counsel and
                           Secretary                                  --
 Gerard R. Roche......  68 Senior Chairman, Director                 III
 David C. Anderson....  57 President--Americas, Director              II
 Thomas J. Friel......  52 President--Global Practices,
                           Director                                   II
 David B. Kixmiller...  50 Practice Managing Partner,
                           International Technology, Director          I
 Bengt Lejsved........  55 Area Managing Partner, Northern &
                           Eastern Europe, Director                    I
 Dr. Jurgen B. Mulder.  62 President--International, Director        III
 Dr. John C. Viney....  52 Chairman--Europe, Director                 II
 Robert Louis-Dreyfus.  53 Director                                   II
 Robert W. Shaw.......  52 Director                                    I
 Carlene M. Ziegler...  43 Director                                    I

  Patrick S. Pittard has been our President and Chief Executive Officer and a member of our Board of Directors since the Merger. Prior to the Merger, he had been President and Chief Executive Officer of Heidrick & Struggles, Inc. since 1997 and had been a member of the Board of Directors of Heidrick & Struggles, Inc. since 1986. Since joining Heidrick & Struggles, Inc. in 1983, Mr. Pittard has held the positions of Office Managing Partner for the Atlanta and Jacksonville offices and North America Managing Partner. Mr. Pittard is also a member of the Board of Directors of Jefferson Pilot Corporation.

  Donald M. Kilinski has been our Chief Financial Officer and Treasurer since the Merger. Prior to the Merger, he had been Chief Financial Officer of Heidrick & Struggles, Inc. since he joined Heidrick & Struggles, Inc. in 1997, and Chief Financial Officer and Treasurer of HSI since 1998. Prior to joining Heidrick & Struggles, Inc., Mr. Kilinski was Chief Financial Officer of BBDO Asia Pacific Ltd. from September 1995 to April 1997, and Vice President of Finance of BBDO Worldwide from July 1992 to August 1995 and from April 1997 through November 1997.

  Richard D. Nelson has been our Chief Administrative Officer, Counsel and Secretary since the Merger. He joined Heidrick & Struggles, Inc. in 1981, and prior to the Merger had been Chief Administrative Officer, Secretary and Counsel of Heidrick & Struggles, Inc. since 1981 and was Chief Financial Officer from 1981 until 1997. He was Treasurer of HSI from 1980 until 1989, and then became Assistant Treasurer. He was also Secretary and a member of the Board of Directors of HSI from 1980 until the time of the Merger.

  Gerard R. Roche has been our Senior Chairman and a member of our Board of Directors since the Merger. Mr. Roche joined Heidrick & Struggles, Inc. in 1964, and was a member of the Board of Directors of Heidrick & Struggles, Inc. from 1970 until the time of the Merger. He is also a member of the Board of Directors for Gulfstream Aerospace Corporation and Value America Inc.

  David C. Anderson has been our President--Americas since September 23, 1999 and a member of our Board of Directors since the Merger. Mr. Anderson was the North American Managing Partner from 1998 until September 23, 1999 and has been the Office Managing Partner of our Dallas office since joining the firm in 1992. He was a member of the Board of Directors of Heidrick & Struggles, Inc. from 1992 until the time of the Merger.

  Thomas J. Friel has been our President--Global Practices since September 23, 1999 and a member of our Board of Directors since the Merger. Since joining Heidrick & Struggles, Inc. in 1979, Mr. Friel has served, at various times, as Office Managing Partner of the Menlo Park office, Worldwide Practice Managing Partner for the International Technology Practice and Managing Partner for Asia Pacific. He was a member of the Board of Directors of Heidrick & Struggles, Inc. from 1983 until the time of the Merger.

  David B. Kixmiller has been Practice Managing Partner, International Technology since 1998 and a member of our Board of Directors since the Merger. Mr. Kixmiller joined Heidrick & Struggles, Inc. in 1984 and was Office Managing Partner of the Menlo Park Office from 1991 until 1998. He was a member of the Board of Directors of Heidrick & Struggles, Inc. from 1987 until the time of the Merger.

  Bengt Lejsved has been a member of our Board of Directors since the Merger. Mr. Lejsved joined HSI in 1990 and is currently the Area Managing Partner, Northern and Eastern Europe. He was a member of the Board of Directors of HSI from 1994 until the time of the Merger.

  Dr. Jurgen B. Mulder has been our President--International since September 23, 1999 and a member of our Board of Directors since the Merger. He was President--Europe from the Merger until September 23, 1999 and he was President and Chief Executive Officer of HSI from November 16, 1998 until the time of the Merger. He was Vice Chairman of HSI from October 1, 1997 until November 16, 1998. Prior to joining HSI in 1997, Dr. Mulder was a partner in Mulder & Partner GmbH & Co. KG., the firm he founded in 1978.

  Dr. John C. Viney has been our Chairman--Europe and a member of our Board of Directors since the Merger. Dr. Viney joined HSI in 1985 and previously served as Office Managing Partner for the London office. He was a member of the Board of Directors of HSI from 1987 until the time of the Merger (except for a brief period in 1998).

  Robert Louis-Dreyfus has been a member of our Board of Directors since September 14, 1999. He has been Chairman of the Board of Directors and Chief Executive Officer of Adidas-Salomon AG since April 1993. He also serves on the Board of Directors of EMCORE Corporation.

  Robert W. Shaw has been a member of our Board of Directors since September 14, 1999. He is the Chief Executive Officer and a member of the Board of Directors of USWeb Corp. Prior to joining USWeb Corp. in 1998, he was Executive Vice President of Worldwide Consulting Services and Vertical Markets since February 1997 and Senior Vice President of Worldwide Applications and Services at Oracle Corporation from August 1995 to January 1997. From June 1992 to July 1995, Mr. Shaw was Senior Vice President of Global Services at Oracle Corporation.

  Carlene M. Ziegler has been a member of our Board of Directors since December 7, 1999. She has been a Managing Director of Artisan Partners since January 1995. Prior to founding Artisan Partners, she was a Portfolio Manager at Strong Corneliuson Capital Management from March 1991 to October 1994.

Committees

  Audit Committee. Our Audit Committee consists of our three independent directors. The duties of the Audit Committee are generally to recommend to our Board of Directors the selection of independent auditors to audit annually our books and records, to review the activities and the reports of our independent auditors and to report the results of such review to our Board of Directors. The Audit Committee also periodically reviews the activities of our audit staff and the adequacy of our internal controls.

  Compensation Committee. Our Compensation Committee consists of our three independent directors. The duties of the Compensation Committee are generally to review employment, development, reassignment and compensation matters involving corporate officers and such other executive level associates as may be appropriate, including, without limitation, issues relative to salary, bonus, stock options and other incentive arrangements.

Director Compensation

  None of our directors who are also our employees receive any compensation for their services as directors. Non-employee directors receive an annual retainer of $30,000 in cash, an additional annual cash payment of $4,000 for being the chair of any committee and up to $1,000 in cash for each meeting attended. We reimburse out-of-pocket expenses incurred by all directors in attending Board of Directors and committee meetings.

Executive Compensation

  The following table sets forth the compensation awarded or paid to, or earned by, our executive officers during 1998 and 1999.

                           Summary Compensation Table

                                    Annual Compensation             Long-Term Compensation
                             --------------------------------- ---------------------------------
                                                                       Awards          Payouts
                                                               ---------------------- ----------
                                                        Other
                                                       Annual  Restricted  Securities Long-Term  All Other
                                                       Compen-    Stock    Underlying Incentive   Compen-
Name and Principal Position  Year Salary($)  Bonus($)  sation  Award(s)($) Options(#) Payouts($) sation($)
---------------------------  ---- --------- ---------- ------- ----------- ---------- ---------- ---------
Patrick S. Pittard,               $700,000     (1)       --        (1)        (1)        (1)       12,376(2)
 President                   1999
 and Chief Executive         1998  600,000  $1,200,000   --        --         --         --       $13,655(2)
  Officer
Donald M. Kilinski,          1999 $300,000     (1)       --        (1)        (1)        (1)       12,076(3)
 Chief Financial Officer     1998  200,000     200,000   --        --         --         --        83,651(3)
Richard D. Nelson,           1999 $450,000     (1)       --        (1)        (1)        (1)       12,376(4)
 Chief                       1998  450,000     525,000   --        --         --         --        15,923(4)
  Administrative Officer
David C. Anderson,           1999 $400,000     (1)       --        (1)        (1)        (1)       12,376(5)
 President--Americas         1998  275,000     799,000   --        --         --         --        12,263(5)
Dr. Jurgen B. Mulder,        1999 $580,000     (1)       --        (1)        (1)        (1)          --
 President--                 1998  512,000   1,518,000   --        --         --         --           --
  International(6)

--------
(1) As of the date of this prospectus, bonuses and long-term compensation have not been determined.
(2) For the year ended December 31, 1999, this amount represents compensation for expenses relating to group term life insurance ($2,880), employer profit sharing contributions ($7,496) and employer 401(k) matching contributions ($2,000). For the year ended December 31, 1998, this amount represents compensation for expenses relating to group term life insurance ($4,032), employer profit sharing contributions ($7,623) and employer 401(k) matching contributions ($2,000).
(3) For the year ended December 31, 1999, this amount represents compensation for expenses relating to group term life insurance ($2,580), employer profit sharing contributions ($7,496) and employer 401(k) matching contributions ($2,000). For the year ended December 31, 1998, this amount represents compensation for expenses relating to group term life insurance ($726), relocation expenses ($73,302), employer profit sharing contributions ($7,623) and employer 401(k) matching contributions ($2,000).
(4) For the year ended December 31, 1999, this amount represents compensation for expenses relating to group term life insurance ($2,880), employer profit sharing contributions ($7,496) and employer 401(k) matching contributions ($2,000). For the year ended December 31, 1998, this amount represents compensation for expenses relating to group term life insurance ($6,300), employer profit sharing contributions ($7,623) and employer 401(k) matching contributions ($2,000).
(5) For the year ended December 31, 1999, this amount represents compensation for expenses relating to group term life insurance ($2,880), employer profit sharing contributions ($7,496) and employer 401(k) matching contributions ($2,000). For the year ended December 31, 1998, this amount represents compensation for expenses relating to group term life insurance ($2,640), employer profit sharing contributions ($7,623) and employer 401(k) matching contributions ($2,000).
(6) Dr. Mulder was appointed President and Chief Executive Officer of HSI on November 16, 1998 and resigned from these positions on February 27, 1999. Dr. Mulder is presently our President--International.

  Stock Options Granted in 1999. The following table sets forth information concerning individual grants of stock options to purchase our common stock made in 1999 to each of the named executive officers. No options were exercised during 1999.

                    Option Grants in Last Fiscal Year 1999

                                             Individual Grants
                             ----------------------------------------------------
                                          Percent of
                                            Total
                             Number of     Options
                             Securities   Granted to                      Grant-
                             Underlying   Employees  Exercise              Date
                              Options     in Fiscal   Price   Expiration   Value
Name and Principal Position   Granted        Year     ($/Sh)     Date       (3)
---------------------------  ----------   ---------- -------- ----------- -------
Patrick S. Pittard,            17,586(1)     10.0%      $14     4/26/2009   $8.56
 President and Chief          131,500(2)
 Executive Officer.........
Donald M. Kilinski, Chief       6,510(1)      1.9%      $14     4/26/2009   $8.56
 Financial Officer.........    21,500(2)
Richard D. Nelson,
 Chief Administrative           6,900(1)      1.4%      $14     4/26/2009   $8.56
 Officer...................    14,500(2)
David C. Anderson,             12,084(1)      3.4%      $14     4/26/2009   $8.56
 President--Americas.......    38,500(2)
Dr. Jurgen B. Mulder,          19,824(1)      3.9%      $14     4/26/2009   $8.56
 President--International..    38,500(2)

-------
(1) These options will vest on April 26, 2008. Vesting may accelerate to as early as April 26, 2004 if certain guidelines are met.
(2) Twenty percent of these options vest on each of the first five anniversary dates from April 26, 2000.
(3) The present value of the grant at the date of the grant was determined using a Black-Scholes option pricing model. The present value of options granted in 1999 is estimated using the following assumptions: average risk-free interest rate of 5.3%, dividend rate of 0%, expected volatility of 54.3% and expected option life of seven years.

Employment Agreements

  Mr. Pittard, Mr. Kilinski and Mr. Nelson have agreements with us providing for severance benefits. Mr. Pittard's agreement entitles him to 30 months of his average total cash base and bonus compensation calculated based on the three year period preceding the year of the termination of employment if his employment is terminated without cause, and 24 months of such average cash compensation if his employment is constructively terminated.

  As part of Mr. Pittard's proposed employment agreement, we will pay approximately $2.8 million a year for seven years for a life insurance policy that is anticipated to commence in the first calendar quarter of 2000. At the end of the seven years, our payments will be returned less the cost of key man life insurance coverage we would have otherwise purchased for Mr. Pittard. At the same time, we will also receive interest on that cash at a pre-tax rate of 5% per year. In connection with the life insurance policy Mr. Pittard has agreed that his year 2000 bonus will be reduced to help fund the first year's policy premium.

  Mr. Kilinski's agreement entitles him to three months of his monthly base salary if his employment is terminated without cause. Mr. Nelson's agreement entitles him to 6 months of his monthly base salary and the pro rata portion of his bonus if his employment is terminated for any reason.

  Mr. Anderson's agreement entitles him to three months of his monthly base salary if his employment is terminated without cause.

1998 Heidrick & Struggles GlobalShare Plan

  We have adopted the 1998 Heidrick & Struggles GlobalShare Program I (the "GlobalShare Program I") which serves as a means to attract, reward, and retain our selected key employees and directors ("Employee Participants") . We have also adopted the 1998 Heidrick & Struggles GlobalShare Program II (the "GlobalShare Program II" and, together with the GlobalShare Program I, the "GlobalShare Plan") which serves as a means to attract, reward and retain independent contractors (together with the Employee Participants, the "Participants"). The terms of each of the GlobalShare Program I and the GlobalShare Program II are substantially the same in all material respects.

  The maximum number of shares of common stock reserved for issuance under our GlobalShare Plan is 3,721,667, subject to adjustment for certain anti-dilution provisions. The maximum number of shares of common stock for which awards may be granted during a calendar year to any Participant is 275,000. As of September 30, 1999, we had granted 1,509,275 stock options and zero restricted stock units under the GlobalShare Plan.

  Awards may be in the form of options, which may be Incentive Stock Options ("ISOs") or non-qualified stock options; stock appreciation rights ("SARs") granted as a means to exercise options or designated portions thereof, or as independent awards; or other awards, such as restricted stock units, that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of shares. Awards may be paid in shares, cash or a combination thereof.

  Administration. The GlobalShare Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee has the authority to select the Participants to be granted awards under the Plan, determine the size and terms of an award, and determine the time when grants of awards will be made. The Committee is authorized to interpret the Plan, establish, amend and rescind any rules and regulations relating to the Plan, and make any other determinations that it deems necessary or desirable for the administration of the Plan.

  Options. An option may be granted as an ISO, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), or as a non-qualified stock option, as determined by the Committee and as set forth in any applicable award agreement. The option price per share of common stock is determined by the Committee but cannot be less than 100% of the fair market value of the shares on the date of grant. Options granted under the GlobalShare Plan are exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event will an option be exercisable more than ten years after the date it is granted.

  SARs. The Committee may grant an SAR independent of an option or in conjunction with an option or designated portion thereof at the time the related option is granted or at any time prior to the exercise or cancellation of the related option. The exercise price shall be an amount determined by the Committee, but in no event will such amount be less than the greater of the fair market value of a share of common stock on the date the SAR is granted or, in the case of an SAR granted in conjunction with an option, or a portion thereof, the option price of the related option, and an amount permitted by applicable laws, rules, by-laws, or policies of regulatory authorities or stock exchanges.

  Upon the exercise of an SAR, the Participant is entitled to receive, with respect to each share of common stock to which such SAR relates, an amount in cash and/or shares of common stock, as the case may be, equal to the excess of
(a) the fair market value of a share on the date of exercise over (b) the exercise price of the SAR. The Committee may impose conditions upon the exercisability of SARs.

  Other share-based awards. The Committee may grant, in its sole discretion, other awards of shares of common stock and Awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock ("Other Share-Based Awards"). Certain of such Other Share-Based Awards ("Performance-Based Awards") may be granted on the basis of our performance, stock price, market share, sales, earnings per share, return on equity, costs or other performance goals approved by the Committee. The maximum amount of a Performance-Based Award to any Participant with respect to a fiscal year shall be $2,000,000.

  Exercise of options. Except as otherwise provided in the Plan or in an applicable award agreement, an award may be exercised for all, or any part, of the shares of common stock for which it is then exercisable. The purchase price for the shares of common stock as to which an award is exercised shall be paid to us in full at the time of exercise

  .  in cash

  . in shares of common stock having a fair market value equal to the aggregate option price for the shares of common stock being purchased and satisfying such other requirements as may be imposed by the Committee

  .  partly in cash and partly in such shares of common stock

  . through the delivery of irrevocable instructions to a broker to deliver promptly to us an amount equal to the aggregate option price for the shares of common stock being purchased, in each case, at the election of the Participant

  Transferability. Except to the extent provided by the Committee, each award will be non-transferable during the lifetime of the Participant, otherwise than by will or by the laws of descent and distribution.

  Termination, amendment and term. The Board of Directors may suspend, amend or terminate the plan, in whole or in part. Any amendment however, which would increase the total number of shares reserved for purposes of the plan requires the approval of our stockholders. Furthermore, no amendment, suspension or termination of the Plan may, without the consent of a Participant, impair any of the rights or obligations existing under any award previously granted to such Participant under the Plan. No new awards may be granted under the GlobalShare Plan after the tenth anniversary of the Plan's adoption.

  Adjustments. In the event of any change in the outstanding shares of our common stock by reason of any dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares of common stock or other corporate exchange, or any distribution to stockholders of shares of common stock other than regular cash dividends, the Committee, in its sole discretion, may make such substitution or adjustment as it deems to be equitable to the number or kind of shares or securities issued or reserved under the Plan or to any affected terms of the awards. In the event of a change in our control (as defined in the Plan) the Committee, in its sole discretion, may take such actions as it deems appropriate, including, without limitation, acceleration or cancellation (in return for cash payment) of awards, or issuance of substitute awards.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of our common stock before and after the offering by:

  . our directors

  . each of our named executive officers

  . each person that we know of to be the beneficial owner of 5% or more of the outstanding shares of common stock

  . our selling stockholders

  . all of our directors and executive officers, as a group

  Unless otherwise indicated, we believe that the beneficial owner has sole voting and investment power over such shares. The table does not reflect the potential sale of additional shares if the underwriters' over-allotment option are exercised. The percentage ownership before the offering has been calculated based on 16,663,151 shares of common stock outstanding as of September 30, 1999, and the percentage ownership after the offering has been calculated based on 18,671,457 shares of common stock outstanding.

                              Ownership                         Ownership
                           Before Offering                    After Offering
                         --------------------              --------------------
                         Shares of Percent of  Shares of   Shares of Percent of
  Name and Address of     Common     Common   Common Stock  Common     Common
  Beneficial Owner(1)      Stock   Stock Held  Being Sold    Stock   Stock Held
  -------------------    --------- ---------- ------------ --------- ----------
Directors and Executive
 Officers
Patrick S. Pittard......   263,847     1.6%      37,668      226,179    1.2%
Donald M. Kilinski......    48,580       *            0       48,580      *
Richard D. Nelson.......   255,724     1.5       37,668      218,056    1.2
Gerard R. Roche.........   411,399     2.5            0      411,399    2.2
David C. Anderson.......   118,176       *            0      118,176      *
Thomas J. Friel.........   259,404     1.6            0      259,404    1.4
David B. Kixmiller......   163,872       *       23,877      139,995      *
Bengt Lejsved...........    38,529       *            0       38,529      *
Dr. Jurgen B. Mulder....   109,319       *            0      109,319      *
Dr. John C. Viney.......   163,085       *            0      163,085      *
Robert Louis-Dreyfus....         0       0            0            0      0
Robert W. Shaw..........         0       0            0            0      0
Carlene M. Ziegler......         0       0            0            0      0
All directors and
 executive officers of
 the Company as a group
 (13 persons)........... 1,831,935    11.0       99,213    1,732,722    9.3

Selling Stockholders
Jean-Louis Alpeyrie.....    95,894       *       14,207       81,687      *
Ricardo Backer..........    30,288       *        3,847       26,441      *
Caroline R. Ballantine..   153,121       *       22,968      130,153      *
Patrick Bazil...........    21,886       *        4,820       17,066      *
Jean Belda..............    63,539       *        9,531       54,008      *
Dennis M. Boyer.........    32,099       *        4,196       27,903      *
Peter Breen.............   103,342       *       14,588       88,754      *
Geoff Brown.............    31,042       *        4,656       26,386      *
Brendan G. Burnett-
 Stohner................    96,400       *       17,000       79,400      *
Thomas J. Campbell......   207,375     1.2       30,878      176,497      *
I. Wayne Carter.........   201,648     1.2       30,019      171,629      *
Michael T. Christy......    72,175       *        9,557       62,618      *

                              Ownership                         Ownership
                           Before Offering                    After Offering
                         --------------------              --------------------
                         Shares of Percent of  Shares of   Shares of Percent of
  Name and Address of     Common     Common   Common Stock  Common     Common
  Beneficial Owner(1)      Stock   Stock Held  Being Sold    Stock   Stock Held
  -------------------    --------- ---------- ------------ --------- ----------
W. Christopher Clark....    79,313       *       11,897       67,416       *
Gerard Clery-Melin......   142,394       *       21,359      121,035       *
Romeo Crameri...........    90,750       *       13,074       77,676       *
Nestor O. D'Angelo......    37,421       *        5,288       32,133       *
Orlin R. Davis..........    50,612       *        7,143       43,469       *
John P. De Regt.........    49,949       *        6,890       43,059       *
Lauren M. Doliva........   116,906       *       17,536       99,370       *
David P. Francis........   191,941     1.2       28,128      163,813       *
Dieter Frisee...........    84,392       *       12,659       71,733       *
John T. Gardner.........    80,047       *       11,031       69,016       *
John A. Griffin.........   135,951       *       18,730      117,221       *
Rajinder M. Gupta.......    56,404       *        7,874       48,530       *
Richard P. Gustafson....    77,082       *       11,562       65,520       *
Randall W. Hill.........    48,470       *        6,555       41,915       *
Charles R. Hoskins......    79,347       *       11,294       68,053       *
Theodore Jadick.........   299,710     1.8       43,972      255,738     1.4
David S. Joys...........    71,726       *       10,107       61,619       *
P. Fredrick Kahn........    67,020       *        9,550       57,470       *
Jory J. Marino..........    96,400       *       17,000       79,400       *
J. Rucker McCarty.......    66,919       *        9,552       57,367       *
Thomas M. Mitchell......   159,706       *       23,630      136,076       *
Emanuel N. Monogenis....   123,598       *       18,540      105,058       *
Peter Nater.............    88,681       *       13,074       75,607       *
Kenneth V. O'Brien......    50,361       *        7,326       43,035       *
David R. Pasahow........    92,670       *       13,575       79,095       *
Madelaine Pfau..........   164,814       *       24,722      140,092       *
Leonard Pfeiffer IV.....    58,385       *        8,432       49,953       *
Eugene M. Rackley.......   250,649     1.5       37,272      213,377     1.1
George A. Rossi.........   129,789       *       19,273      110,516       *
Melanie Kusin Rowe......    34,109       *        4,075       30,034       *
Robert Sauer............   196,647     1.2       29,497      167,150       *
Robert F. Saydah........    74,582       *       49,739       24,843       *
Florian Schilling.......    44,320       *        6,085       38,235       *
John R. Schlosser Jr....    41,846       *        5,862       35,984       *
Gene L. Spence..........   183,595     1.1       26,580      157,015       *
Hans Steckling..........    60,060       *        8,328       51,732       *
Roger W. Stoy Jr........   142,436       *       20,310      122,126       *
Brian M. Sullivan.......   713,360     4.3      107,004      606,356     3.2
Han van Halder..........    32,332       *        4,355       27,977       *
Michel Vigan............    79,107       *       11,866       67,241       *
Charles E. Wallace......    42,543       *        5,468       37,075       *
Selling Stockholders as
 a group (56
 persons)(2)............ 6,478,596    38.9%     991,694    5,486,902    29.4%

--------
*  Represents holdings of less than one percent.
(1) Each of such person's business address is 233 South Wacker Drive--Suite 4200, Chicago, IL 60606.
(2) Includes shares sold by Mr. Pittard, Mr. Nelson and Mr. Kixmiller.

                         DESCRIPTION OF CAPITAL STOCK

  Our Certificate of Incorporation provides for our authorized capital stock to consist of 100,000,000 shares of common stock, par value $.01 per share, of which 16,663,151 shares were issued and outstanding on September 30, 1999 and 10,000,000 shares of preferred stock, par value $.01 per share, none of which is outstanding. Except as otherwise expressly stated, all references in this prospectus to us or our capital stock (including the common stock) are to such after completion of the offering. Immediately following completion of the offering, there are expected to be 18,671,457 shares of common stock (19,121,457 shares of common stock if the underwriters' over-allotment options is exercised in full) and no shares of preferred stock outstanding. This amount excludes:

  . 1,509,275 shares issuable pursuant to options and restricted stock units which have been granted pursuant to our employee incentive plans

  . 1,545,725 shares of common stock available for future issuance under our incentive plans

The following description of our capital stock and related matters is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, copies of which have been filed as an exhibit to the registration statement of which this prospectus forms a part.

Common Stock

  The Certificate of Incorporation authorizes 100,000,000 shares of common stock, par value $.01 per share. Stockholders are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive dividends if, as and when dividends are declared from time to time by our Board of Directors out of funds legally available, after payment of dividends required to be paid on outstanding preferred stock (as described below), if any. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock . The shares of common stock have no preemptive or conversion rights and are not subject to our further calls or assessment. There are no redemption or sinking fund provisions applicable to the common stock. The common stock we are selling in this offering, when sold to the Underwriters in the manner described in this Prospectus will be duly authorized, validly issued, fully paid and non-assessable.

The Delaware General Corporation Law

  We are a Delaware corporation subject to Section 203 of the DGCL. ("Section 203"). Section 203 provides in general that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "Business Combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

Certificate of Incorporation; Bylaws

  Our Certificate of Incorporation and our Bylaws contain certain provisions that could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise.

  Classified Board of Directors. The Certificate of Incorporation provides that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. The Certificate of Incorporation provides that the number of directors may be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that we would have if there were no vacancies on the Board of Directors, but must consist of not more than fifteen nor less than eight directors. In addition, our Certificate of Incorporation provides that unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. We believe that a classified Board of Directors helps to assure the continuity and stability of the Board of Directors and our business strategies and policies, since a majority of the Directors at any given time will have had prior experience as our Directors. We believe that this in turn permits the Board of Directors to represent more effectively the interests of stockholders.

  With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the members of the Board of Directors. As a result, the classification of our Board of Directors may discourage proxy contests for the election of directors, unsolicited tender offers or purchases of a substantial block of the common stock because it could prevent a potential acquiror from obtaining control of the Board of Directors in a relatively short period of time.

  Removal of Directors. Under the DGCL, unless otherwise provided in the Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, our Certificate of Incorporation and our Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class. This provision delays stockholders who do not agree with the policies of the Board of Directors from replacing Directors, unless they can demonstrate that the Directors should be removed for cause and obtain the requisite vote. Such a delay may help ensure that our Board of Directors, if confronted with a proxy contest or an unsolicited proposal for an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes is the best interest of our stockholders.

  Filling Vacancies on the Board of Directors. Our Certificate of Incorporation provides that, subject to the rights of holders of any shares of preferred stock, any vacancy in the Board of Directors that results from an increase in the number of Directors may be filled only by a majority of the Directors then in office, provided that a quorum is present, and any other vacancy may be filled by a majority of the Directors then in office, even if less than a quorum, or by the sole remaining Director. Accordingly, these provisions could temporarily prevent any stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new Directorships with its own nominees.

  Stockholders Action. Our Certificate of Incorporation and our Bylaws provide that, subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Bylaws provide that to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Board of Directors, pursuant to a resolution adopted by a majority of the total number of directors. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting that we gave. The provisions of our Certificate of Incorporation prohibiting action by written consent without a meeting, and the provisions of our By-Laws governing the calling of and matters considered at special meetings may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. These provisions would also prevent the holders of a majority of the voting power of the outstanding shares of stock entitled to vote generally in the election of Directors from using the written consent procedure to take stockholder action and from taking action by written consent without giving all the stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action at a meeting.

  Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of our stockholders (the "Stockholders Notice Procedure"). The Stockholders Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors. The Stockholders Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our Chairman of the Board of Directors or by a stockholder who has given timely written notice to our Secretary of such stockholder's intention to bring such business before such meeting. Under the Stockholders Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, we must receive the notice not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and we have not made a public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if we receive it not later than the 10th day after we make such public announcement. Under the Stockholders Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive such notice not earlier than the 90th day before such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after the public announcement of the date of such meeting is first made. In addition, under the Stockholders Notice Procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the Chairman of the Board of Directors or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholders Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be. By requiring advance notice of nominations by stockholders, the Notice of Meeting Provision will afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform the stockholders about such qualifications. By requiring advance notice of proposed business, the Notice of Meeting Proposal Provision will provide the Board of Directors with a meaningful opportunity to inform stockholders, prior to such meeting, of any business proposed to be conducted at such meeting, together with any recommendation or statement of the Board of Directors' position as to action to be taken with respect to such business, so as to enable stockholders better to determine whether they desire to attend such a meeting or to grant a proxy to the Board of Directors as to the disposition of any such business. Although our Bylaws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of Directors or proposals for action, they may have the effect of precluding a contest for the election of Directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of Directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

  Liability of Directors; Indemnification. The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

  . for paying a dividend or approving a stock repurchase or redemption in violation of Section 174 of the DGCL

  . for a transaction from which the director derived an improper personal benefit

The Certificate of Incorporation also provides that each of our current or former director, officer, employee or agent, or each such person who is or was serving or who had agreed to serve at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by us to the full extent permitted by the DGCL, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than permitted us to provide prior to such amendment). The Certificate of Incorporation also specifically authorizes us to enter into agreements with any person providing for indemnification greater or different than that provided by the Certificate of Incorporation.

  Restrictions on Amendment. Our Certificate of Incorporation provides that the approval of holders of at least 75% of the voting power entitled to vote generally in the election of Directors, voting together as a single class, is required to adopt any Certificate of Incorporation provision inconsistent with or to alter, amend or repeal the provisions of our Certificate of
Incorporation:

  . classifying the Board of Directors

  . governing the removal of directors

  . establishing the minimum and maximum number of members of the Board of Directors

  . eliminating the ability of stockholders to act by written consent

  . authorizing the Board of Directors to consider the interests of clients and other customers, creditors, employees

  . establishing the Board of Directors' authority to issue, without a vote or any other action of the stockholders, any or all authorized shares of our stock, securities convertible into or exchangeable for any authorized shares of our stock and warrants, options or rights to purchase, subscribe for or otherwise acquire shares of our stock for any such consideration and on such terms as the Board of Directors in its discretion lawfully may determine

  . authorizing that our By-Laws may establish procedures regulating the submission by stockholders of nominations and proposals for consideration at meetings of our stockholders

In addition, our Certificate of Incorporation provides that the approval of the Board of Directors or the affirmative vote of the holders of 75% of the voting power entitled to vote generally in the election of Directors, voting together as a single class, is required to alter, amend or repeal the above provisions of our Certificate of Incorporation or to adopt any provision of the Certificate of Incorporation inconsistent with such provisions or to alter, amend or repeal certain provisions of our By-Laws or to adopt any provision of the By-Laws inconsistent with such provisions.

  Preferred stock. The Certificate of Incorporation authorizes 10,000,000 shares of preferred stock, par value $.01 per share. Subject to our Certificate of Incorporation and applicable law, the authority of our Board of Directors with respect to each series of preferred stock, includes but is not limited to the authority to generally determine the following: the designation of such series, the number of shares initially constituting such series and whether to increase or decrease such number of shares, dividend rights and rates, terms of redemption and redemption prices, liquidation preferences, voting rights, conversion rights, whether a sinking fund will be provided for the redemption of the shares of such series (and, if so, the terms and conditions thereof) and whether a purchase fund shall be provided for the shares of such series (and, if so, the terms and conditions thereof).

  We believe that the availability of the preferred stock will provide increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by the stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Although the Board of Directors has no current intention to do so, it would have the power (subject to applicable law) to issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. The Board of Directors will make any determination to issue such shares based on its judgment as to our best interests and our stockholders. The Board of Directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority of the stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price of such stock.

  The description set forth above is intended as a summary only and is qualified in its entirety by reference to the forms of the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

Registrar and Transfer Agent

  The registrar and transfer agent for the common stock is ChaseMellon Shareholder Services, L.L.C.

Listing

  The common stock is listed on the Nasdaq National Market under the symbol
HSII.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The 10.3 million shares and the shares, stock option and restricted stock units granted under our employee incentive plans and held by our affiliates are "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned "restricted securities" for at least one but less than two years, and any of our affiliates who has owned "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of common stock (186,715 shares upon completion of the offering) or the average weekly trading volume in the common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. A stockholder (or stockholders whose shares are aggregated) who is not our affiliate for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  Prior to this offering there were 16,663,151 shares of common stock issued and outstanding. Of these shares, there are approximately 11.3 million shares which may not be sold in the absence of registration under the Securities Act or an exemption from the Securities Act. In addition, there are currently 1,509,275 shares of common stock issuable pursuant to stock options and restricted stock units which have been granted under our employee incentive plans. Upon issuance, these shares will be freely tradeable by persons other than our affiliates, without restriction under the Securities Act.

  We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

  Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, Lehman Brothers Inc., Goldman, Sachs & Co., The Robinson-Humphrey Company, LLC and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives of the underwriters named below. Under the underwriting agreement each of the underwriters has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

                                                                      Number of
      Underwriters                                                     Shares
      ------------                                                    ---------
      Lehman Brothers Inc. .......................................... 1,120,000
      Goldman, Sachs & Co. .......................................... 1,120,000
      The Robinson-Humphrey Company, LLC.............................   400,000
      Fidelity Capital Markets, a division of National Financial
       Services Corporation..........................................    40,000
      Banc of America Securities LLC.................................    40,000
      Bear, Stearns & Co. Inc........................................    40,000
      PaineWebber Incorporated.......................................    40,000
      Warburg Dillon Read LLC........................................    40,000
      First Union Securities, Inc....................................    40,000
      Raymond James & Associates, Inc................................    40,000
      Robert W. Baird & Co. Incorporated.............................    20,000
      CJS Securities, Inc............................................    20,000
      Gardner Rich & Company.........................................    20,000
      Gerard Klauer Mattison & Co., Inc..............................    20,000
                                                                      ---------
          Total...................................................... 3,000,000
                                                                      =========

  The underwriting agreement provides that the underwriters' obligations to purchase shares of the common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the condition that all the representatives and warranties made by us to the underwriters are true, that there has been no material adverse change in our condition or in the financial markets and that we and the selling stockholders deliver to the underwriters customary closing documents.

  The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock. This underwriting fee is the difference between the public offering price and the amount the underwriters pay to us to purchase the shares from us. On a per share basis, the underwriting fee is 5.24% of the initial public offering price.

                                                               No        Full
                                                            Exercise   Exercise
                                                           ---------- ----------
      Fee................................................. $     1.73 $     1.73
      Total............................................... $5,190,000 $5,968,500

  We and the selling stockholders have been advised by the representatives that the underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this public offering price less a concession not in excess of $1.02 per share. The underwriters may allow and the dealers may reallow a concession not in excess of $.10 per share to brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

  We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect thereof.

  We have granted the underwriters an option to purchase up to an aggregate of 450,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus exercisable solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to such underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to such option, to sell such shares to the underwriters.

  We have agreed, for a period of 90 days from the date of this prospectus, not to directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for any such shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, without the prior consent of Lehman Brothers Inc. written consent. The restrictions described in this paragraph do not apply to (a) the sale of common stock to the underwriters, (b) shares of common stock issued by us under employee incentive plans or upon the exercise of options issued under employee incentive plans or (c) transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering.

  Fidelity Capital Markets, a division of National Financial Services Corporation is acting as an underwriter of this offering, and will be facilitating electronic distribution of information through the Internet, their Intranet and other proprietary electronic technology.

  Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offering which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

  The representatives also may impose a penalty bid on underwriters. This means that, if a representative purchases shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters that sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  As permitted by Rule 103 of Regulation M promulgated by the SEC under the Securities Exchange Act of 1934, the underwriters, if any, that are market makers, referred to as passive market makers, in the common stock, may make bids for or purchases of the common stock on the Nasdaq National Market System until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part;

  . a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

  . bids made by passive market makers must be identified as such.

  Some of the underwriters or their affiliates have from time to time provided investment banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to provide such services to us and our affiliates in the future.

  This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a Non-U.S. Holder. As used herein the term "Non-U.S. Holder" means any person or entity that is not a United States Holder ("U.S. Holder"). A U.S. Holder is any beneficial owner of common stock that is:

  .  a citizen or resident of the United States,

  . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,

  . an estate the income of which is subject to United States federal income taxation regardless of its source,

  . a trust, (x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code") or (y) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of common stock as well as any tax consequences that may arise under the laws of any United States state, municipality or other taxing jurisdiction.

Dividends

  Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Through December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations (the "Final Regulations") provide that a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.

  A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

Gain on Disposition of Common Stock

  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

  An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (within the meaning of the Code) for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate or exemption under an applicable income tax treaty.

  We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

  Special rules may apply to certain Non-U.S. Holders, such as foreign insurance companies, "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", and companies that accumulate earnings for the purpose of avoiding tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

  Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

  We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding at the rate of 31% (as opposed to the general withholding tax rate of 30% described above) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

  Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                 LEGAL MATTERS

  The validity of the issuance of the common stock offered hereby will be passed on for us by Simpson Thacher & Bartlett, New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

  The Consolidated Financial Statements and Schedule of Heidrick & Struggles, Inc. as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and the authority of said firm as experts in accounting and auditing.

  The Consolidated Financial Statements of HSI as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 included in this Registration Statement have been audited by Barbier Frinault & Associes (Arthur Andersen), independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and the authority of said firm as experts in accounting and auditing.

  The Consolidated Statements of Income and Cash Flows of Mulder for the year ended December 31, 1996 and the nine-month period ended September 30, 1997 included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and the authority of said firm as experts in accounting and auditing.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998.............. F-3
Consolidated Statements of Income and Comprehensive Income For the Years
 Ended December 31, 1996, 1997 and 1998................................... F-5
Consolidated Statements of Stockholders' Equity For the Years Ended
 December 31, 1996, 1997
 and 1998................................................................. F-6
Consolidated Statements of Cash Flows For the Years Ended December 31,
 1996, 1997 and 1998...................................................... F-7
Notes to Consolidated Financial Statements................................ F-8

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Unaudited Consolidated Balance Sheet as of September 30, 1999............. F-20
Unaudited Consolidated Statements of Income and Comprehensive Income For
 the Nine months Ended September 30, 1998 and 1999........................ F-22
Unaudited Consolidated Statement of Stockholders' Equity For the Nine
 Months Ended September 30, 1999.......................................... F-23
Unaudited Consolidated Statements of Cash Flows For the Nine Months Ended
 September 30,
 1998 and 1999............................................................ F-24
Unaudited Notes to Consolidated Financial Statements...................... F-25

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-30
Consolidated Balance Sheets as of December 31, 1997 and 1998.............. F-31
Consolidated Statements of Income and Comprehensive Income For the Years
 Ended December 31, 1996, 1997 and 1998................................... F-32
Consolidated Statements of Stockholders' Equity For the Years Ended
 December 31, 1996, 1997
 and 1998................................................................. F-33
Consolidated Statements of Cash Flows For the Years Ended December 31,
 1996, 1997 and 1998...................................................... F-34
Notes to Consolidated Financial Statements................................ F-35

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants..................................  F-45
Consolidated Statements of Income and Comprehensive Income For the Year
 Ended December 31, 1996 and for the Nine Months Ended September 30, 1997.  F-46
Consolidated Statements of Cash Flows For the Year Ended December 31, 1996
 and the Nine Months Ended September 30, 1997.............................  F-47
Notes to Consolidated Financial Statements................................  F-48

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Heidrick & Struggles, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES (a Delaware corporation) as of December 31, 1997 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 (1997 as restated--see Note 16). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidrick & Struggles, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Chicago, Illinois
February 19, 1999
(except with respect to the matter discussed in Note 18, as to which the date is March 26, 1999 and except with respect to the matter discussed in Note 5, as to which the date is September 1, 1999)

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share figures)

                                                              December 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
Current assets:
  Cash and cash equivalents................................ $ 10,650  $ 11,521
  Accounts receivable--
   Trade, less allowances for doubtful accounts of $3,276
    and $4,669 at December 31, 1997 and 1998, respectively.   39,764    42,292
   Other...................................................    1,384     2,643
  Notes receivable.........................................      193       219
  Note receivable from affiliate...........................      --      1,900
  Prepaid expenses.........................................    1,289     1,837
  Prepaid income taxes.....................................      --      3,063
  Deferred income taxes....................................    7,045     8,871
                                                            --------  --------
    Total current assets...................................   60,325    72,346
                                                            --------  --------
Property and equipment:
  Leasehold improvements...................................    6,787    10,641
  Office furniture and fixtures............................    9,811    12,531
  Computer equipment and software..........................    8,711     5,966
  Automobiles..............................................      853       898
  System development costs.................................    1,243    10,244
                                                            --------  --------
                                                              27,405    40,280
  Less--Accumulated depreciation and amortization..........  (11,683)  (13,226)
                                                            --------  --------
    Property and equipment, net............................   15,722    27,054
                                                            --------  --------
Other assets:
  Cash and investments designated for nonqualified
   retirement plans........................................   10,439    13,552
  Investment in Heidrick & Struggles International, Inc....    6,433     4,766
  Investments and other assets.............................      342       353
  Goodwill and other intangibles...........................      --      8,055
  Deferred income taxes....................................    2,961     2,649
                                                            --------  --------
    Total other assets.....................................   20,175    29,375
                                                            --------  --------
    Total assets........................................... $ 96,222  $128,775
                                                            ========  ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share figures)

                                                                 December 31,
                                                               ----------------
                                                                1997     1998
                                                               ------- --------
Current liabilities:
  Short-term debt............................................. $ 3,500 $ 22,000
  Current maturities of long-term debt........................     808    2,847
  Accounts payable............................................   3,076    3,487
  Accrued expenses--
   Salaries and employee benefits.............................  18,880   24,027
   Profit sharing and retirement..............................   2,732    3,155
   Rent.......................................................   1,817    1,817
   Other......................................................   3,028    7,059
  Income taxes payable........................................     914      --
                                                               ------- --------
    Total current liabilities.................................  34,755   64,392
                                                               ------- --------
Long-term debt, less current maturities.......................   1,636    6,350
                                                               ------- --------
Liability for nonqualified retirement plans...................  11,108   11,358
                                                               ------- --------
Other long-term liabilities...................................     570    2,253
                                                               ------- --------
Commitments and contingent liabilities
Mandatorily redeemable common stock:
  Common stock, $.01 par value, 100,000,000 shares authorized and 8,183,851 shares issued at December 31, 1997 and 1998;
   3,010,534 and 3,146,871 shares outstanding at December 31,
   1997 and 1998, respectively, at book value.................  48,153   44,422
                                                               ------- --------
    Total liabilities and mandatorily redeemable common stock
     ......................................................... $96,222 $128,775
                                                               ======= ========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
               (In thousands, except share and per share figures)

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1996        1997        1998
                                             ----------  ----------  ----------
Revenue....................................  $  147,428  $  193,052  $  216,836
                                             ----------  ----------  ----------
Operating expenses:
  Salaries and employee benefits...........     105,544     135,473     174,618
  General and administrative expenses......      30,344      44,736      53,557
                                             ----------  ----------  ----------
    Total operating expenses...............     135,888     180,209     228,175
                                             ----------  ----------  ----------
    Operating income (loss)................      11,540      12,843     (11,339)
                                             ----------  ----------  ----------
Non-operating income (expense):
  Interest income..........................       1,394       1,626       1,585
  Interest expense.........................        (180)       (150)       (505)
  Other....................................         (94)        486      (2,212)
                                             ----------  ----------  ----------
    Net non-operating income (expense).....       1,120       1,962      (1,132)
                                             ----------  ----------  ----------
Equity in net income (loss) of affiliate...         775          20      (3,417)
                                             ----------  ----------  ----------
    Income (loss) before income taxes .....      13,435      14,825     (15,888)
Provision for income taxes.................       6,216       7,999       1,302
                                             ----------  ----------  ----------
    Net income (loss)......................  $    7,219  $    6,826  $  (17,190)
                                             ==========  ==========  ==========
Basic earnings (loss) per common share.....  $     2.54  $     2.31  $    (5.85)
                                             ==========  ==========  ==========
Weighted average common shares outstanding.   2,847,476   2,949,416   2,939,527
                                             ==========  ==========  ==========
Diluted earnings (loss) per common share...  $     2.54  $     2.31  $    (5.85)
                                             ==========  ==========  ==========
Diluted weighted average common shares
 outstanding...............................   2,847,476   2,949,526   2,939,527
                                             ==========  ==========  ==========
Net income (loss)..........................  $    7,219  $    6,826  $  (17,190)
                                             ==========  ==========  ==========
Other comprehensive income (loss), before
 tax:
  Foreign currency translation adjustment..        (465)       (956)       (475)
  Unrealized gain on available-for-sale
   investments.............................         188       1,110       1,626
                                             ----------  ----------  ----------
Other comprehensive income (loss), before
 tax.......................................        (277)        154       1,151
Income tax (benefit) expense related to
 items of other comprehensive income
 (loss)....................................        (116)         64         494
                                             ----------  ----------  ----------
Other comprehensive income (loss), net of
 tax.......................................        (161)         90         657
                                             ----------  ----------  ----------
Comprehensive income (loss)................  $    7,058  $    6,916  $  (16,533)
                                             ==========  ==========  ==========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (In thousands, except share figures)

                                                                                    Accumulated
                                                                                       Other
                         Common Stock               Treasury Stock                 Comprehensive
                       ---------------- Paid-in  ---------------------  Retained      Income     Comprehensive
                        Shares   Amount Capital    Shares     Amount    Earnings      (Loss)     Income (Loss)  Total
                       --------- ------ -------- ----------  ---------  ---------  ------------- ------------- --------
Balance at December
 31, 1995............  8,183,851  $82   $  8,501 (5,389,108) $ (12,096) $   3,502      $  11                   $    --
Treasury stock
 transactions--
 Stock issued........        --   --       2,381    229,525        543        --         --                       2,924
 Stock repurchased...        --   --         --    (116,765)    (1,541)       --         --                      (1,541)
Comprehensive income
 Net income..........        --   --         --         --         --       7,219        --        $  7,219       7,219
                                                                                                   --------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-
    sale investments.        --   --         --         --         --         --         --             109         --
   Foreign currency
    translation
    adjustment.......        --   --         --         --         --         --         --            (270)        --
                                                                                                   --------
 Other comprehensive
  income.............        --   --         --         --         --         --        (161)          (161)       (161)
                                                                                                   --------
Comprehensive income.                                                                                 7,058
                                                                                                   ========
Retained earnings
 allocable to
 mandatorily
 redeemable common
 stock...............        --   --         --         --         --      (8,441)       --                      (8,441)
                       ---------  ---   -------- ----------  ---------  ---------      -----                   --------
Balance at December
 31, 1996............  8,183,851   82     10,882 (5,276,348)   (13,094)     2,280       (150)                       --
Treasury stock
 transactions--
 Stock issued........        --   --       3,584    291,721        765        --         --                       4,349
 Stock repurchased...        --   --         --    (188,690)    (2,850)       --         --                      (2,850)
Comprehensive income
 Net income..........        --   --         --         --         --       6,826        --           6,826       6,826
                                                                                                   --------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-
    sale investments.        --   --         --         --         --         --         --             644         --
   Foreign currency
    translation
    adjustment.......        --   --         --         --         --         --         --            (554)        --
                                                                                                   --------
 Other comprehensive
  income.............        --   --         --         --         --         --          90             90          90
                                                                                                   --------
Comprehensive income.                                                                                 6,916
                                                                                                   ========
Retained earnings
 allocable to
 mandatorily
 redeemable common
 stock...............        --   --         --         --         --      (8,415)       --                      (8,415)
                       ---------  ---   -------- ----------  ---------  ---------      -----                   --------
Balance at December
 31, 1997............  8,183,851   82     14,466 (5,173,317)   (15,179)       691        (60)                       --
Treasury stock
 transactions
 Stock issued........        --   --      14,095    262,292        857        --         --                      14,952
 Stock repurchased...        --   --         --    (125,955)    (2,149)       --         --                      (2,149)
Comprehensive income
 (loss)
 Net (loss)..........        --   --         --         --         --     (17,190)       --         (17,190)    (17,190)
                                                                                                   --------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-
    sale investments.        --   --         --         --         --         --         --             933         --
   Foreign currency
    translation
    adjustments......        --   --         --         --         --         --         --            (276)        --
                                                                                                   --------
 Other comprehensive
  income net of tax..        --   --         --         --         --         --         657            657         657
                                                                                                   --------
Comprehensive income
 (loss)..............                                                                              $(16,533)
                                                                                                   ========
Retained earnings
 allocable to
 mandatorily
 redeemable common
 stock...............        --   --         --         --         --       3,730        --                       3,730
                       ---------  ---   -------- ----------  ---------  ---------      -----                   --------
Balance at December
 31, 1998............  8,183,851  $82   $ 28,561 (5,036,980) $ (16,471) $ (12,769)     $ 597                   $    --
                       =========  ===   ======== ==========  =========  =========      =====                   ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                     1996     1997      1998
                                                   --------  -------  --------
Cash flows from operating activities
 Net income (loss)................................ $  7,219  $ 6,826  $(17,190)
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
 Depreciation and amortization....................    2,789    3,488     4,028
 Loss on sale of property and equipment...........      522       50       578
 Deferred income taxes............................   (1,327)  (3,735)   (2,230)
 Equity in net (income) loss of affiliate.........     (775)     (20)    1,667
 Accretion of discount on securities..............     (321)     --        --
 Stock-based compensation expense.................      251      300    10,166
 Changes in assets and liabilities:
  Trade & other receivables.......................   (8,399) (11,898)   (2,885)
  Other assets....................................     (193)    (390)   (5,508)
  Accounts payable................................      516    1,627       299
  Accrued expenses................................    3,506    8,082    10,711
  Income taxes payable............................     (737)    (370)    1,128
  Nonqualified retirement plan liability..........    2,560    3,943       250
                                                   --------  -------  --------
   Net cash provided by operating activities......    5,611    7,903     1,014
                                                   --------  -------  --------
Cash flows from investing activities
 Acquisitions.....................................      --       --     (4,060)
 Purchases of securities for nonqualified
  retirement plan.................................   (5,603)  (3,538)   (1,488)
 Purchases of property and equipment..............   (6,819)  (5,914)  (15,979)
 Purchases of marketable securities...............  (10,303)  (8,176)      --
 Proceeds from maturities of marketable
  securities......................................   13,000    8,176       --
 Other investing activities.......................       58     (165)       12
                                                   --------  -------  --------
   Net cash used in investing activities..........   (9,667)  (9,617)  (21,515)
                                                   --------  -------  --------
Cash flows from financing activities
 Proceeds from debt...............................      --     3,500    28,648
 Payments on debt.................................   (1,453)  (1,085)   (9,834)
 Proceeds from sales of treasury stock............    2,924    4,349     4,875
 Purchases of treasury stock......................     (861)  (1,014)      (68)
                                                   --------  -------  --------
   Net cash provided by financing activities......      610    5,750    23,621
                                                   --------  -------  --------
Effect of foreign currency exchange rates on cash
 and cash equivalents.............................      (88)    (557)   (2,249)
                                                   --------  -------  --------
Net increase (decrease) in cash and cash
 equivalents......................................   (3,534)   3,479       871
Cash and cash equivalents:
 Beginning of period..............................   10,705    7,171    10,650
                                                   --------  -------  --------
 End of period.................................... $  7,171  $10,650  $ 11,521
                                                   ========  =======  ========
Supplemental disclosures of cash flow information
 Cash paid for--
  Interest........................................ $    221  $   161  $    402
  Income taxes.................................... $  7,657  $11,523  $  8,669
Supplemental schedule of noncash financing and
 investing activities
 Unrealized gain on available-for-sale
  investments..................................... $    188  $ 1,110  $  1,626
 Issuance of notes payable for the purchase of
  treasury stock.................................. $    680  $ 1,836  $  2,081
 Debt from the acquisition of net assets.......... $    --   $   --   $  4,358
 Receipt of note receivable for stock sale........ $    --   $   --   $     98
 Conversion of note receivable to equity.......... $    --   $   --   $  1,750

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except share and per share figures)

1. Nature of Business and Summary of Significant Accounting Policies

 Nature of Business

  Heidrick & Struggles, Inc. and Subsidiaries (the "Company") are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located throughout North America, South America and Asia Pacific.

 Principles of Consolidation and Basis of Preparation

  The consolidated financial statements include Heidrick & Struggles International, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements. Financial data for all periods presented reflect the retroactive effect of the merger, accounted for as a pooling of interests, with Sullivan & Company ("Sullivan"), consummated in September 1999. (See Note 5.)

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting Pronouncements to be Adopted

  During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging activities. It is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of January 1, 2000. The Company expects that adoption of this Standard will have no material effect on its consolidated financial position, results of operations or on disclosures within the consolidated financial statements.

 Cash and Cash Equivalents

  The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

 Concentration of Credit Risk

  Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across many different industries. At December 31, 1998, the Company had no significant concentrations of credit risk.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

      Office furniture and fixtures................................... 10 years
      Computer equipment and software................................. 3-5 years
      Automobiles..................................................... 3 years

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  Depreciation for financial statement purposes for the years ended December 31, 1996, 1997 and 1998 totaled $2,789, $3,488, and $3,906, respectively.
Depreciation is calculated for tax purposes using accelerated methods.

 Goodwill and Other Intangibles

  Goodwill and other intangible assets are stated at cost and amortized using the straight-line method over the estimated economic useful life. The Company continually evaluates whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill or an intangible asset may warrant revision, or that the remaining balance of goodwill or an intangible asset may not be recoverable. The Company evaluates the recoverability of goodwill and intangible assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of such assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of goodwill or intangible assets in 1998.

 System Development Costs

  In accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," development costs are capitalized. Once the software is placed in service, it will be depreciated using the straight-line method over a three to five year period.

 Investments Designated for Nonqualified Retirement Plan

  Investments designated for the nonqualified retirement plan are carried at the fair value of the security in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments designated for the nonqualified retirement plan are debt and equity securities that are classified as available-for-sale securities as more fully described in Note 2.

 Investment in Heidrick & Struggles International, Inc.

  The Company accounts for its investment in Heidrick & Struggles International, Inc. ("HSI") by the equity method as more fully described in
Note 3. Using this method, the Company's equity in the net income of the affiliate is recognized in the Company's statement of income and comprehensive income and added to the investment account. Dividends received, if any, from the affiliate are treated as reductions in the investment account.

 Revenue Recognition

  Revenue from client services is recognized as clients are billed, generally over a 60 to 90 day period commencing in the month of the initial acceptance of a search. If a search is canceled within the first 90 days, the Company will pro-rate the fee up to the date of cancellation. Revenue consists of the amount billed to clients, net of sales taxes.

 Income Taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Earnings (Loss) per Common Share

  The Company adopted SFAS No. 128, "Earnings Per Share" at December 31, 1997. Basic earnings (loss) per common share is computed by dividing net income
(loss) by weighted average common shares outstanding for the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. See Note 12 for the reconciliation of basic and diluted earnings per share.

 Translation of Foreign Currencies

  The translation of financial statements into U.S. dollars has been performed in accordance with SFAS No. 52, "Foreign Currency Translation." The local currency for all subsidiaries has been designated as the functional currency except for subsidiaries which operate in highly inflationary economies which use the U.S. dollar as their functional currency. Non-U.S. assets and liabilities have been translated into U.S. dollars at the current rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the average exchange rates for the period. Translation adjustments are reported as a component of comprehensive income.

2. Investments Designated for Nonqualified Retirement Plan

  Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires investments in debt and equity securities be classified as held-to-maturity, available-for-sale or trading securities. The Company's investments designated for the nonqualified retirement plan are classified as investments available-for-sale (see Note 10). These securities are carried at fair value based on publicly reported market quotes as of December 31, 1997 and 1998. Any unrealized gains and losses on available-for-sale securities have been excluded from earnings and have been reported as a component of comprehensive income.

  The following details the cost and unrealized gain components that make up the fair value of the investments at December 31, 1997 and 1998:

                                                                  1997    1998
                                                                 ------- -------
      Cost basis................................................ $ 8,835 $10,618
      Gross unrealized gain.....................................   1,298   2,924
                                                                 ------- -------
        Fair value.............................................. $10,133 $13,542
                                                                 ======= =======

3. Investment in HSI

  The Company has an investment in HSI which is accounted for under the equity method. The percentage of common stock ownership at December 31, 1997 and 1998 was 35.5%, and 35.7%, respectively. Based on an agreement between the Company and HSI, effective January 1, 1995, 65% of the net income of HSI is allocated to Class A shares and 35% of the net income of HSI is allocated to Class B shares, regardless of the exact percentage of each class holding. The Company owns all Class B shares of HSI.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

4. Acquisitions

  During 1996, the Company purchased selected assets of two companies in Latin America. The purchase price for each of these transactions equals the cost of the net assets as of the date of the transaction. During 1998, the Company incurred $2,825 of salaries and employee benefits expense due to the early settlement of profit sharing arrangements related to these acquisitions.

  On June 26, 1998, the Company purchased selected assets and liabilities of Fenwick Partners, Inc. The purchase price was approximately $6,120 which is to be paid in 3 installments. The first installment of $3,060 was paid on June 26, 1998. The remaining installments, including interest at a rate of 5%, are due in June of 1999 and June of 2000 and approximate $321 and $3,037, respectively. The amortization expense was $105 for 1998.

  On October 1, 1998, the Company purchased selected assets of Heidrick Partners, Inc. The purchase price was $2 million which is to be paid in two installments. The first installment of $1 million was paid on October 1, 1998 and the remaining installment, including interest at the prime rate, is due on October 1, 1999. The amortization expense was $17 for 1998.

  Each acquisition was accounted for as a purchase. Goodwill is being amortized over 30 years using the straight-line method. Results of operations of the acquired companies are included in the consolidated statements of income and comprehensive income since the date of acquisition.

5. Sullivan Merger

  On September 1, 1999, the Company completed its merger with Sullivan which provided for the exchange of all the outstanding stock of Sullivan for 964,000 shares of the Company's common stock. Sullivan is an executive search firm that specializes in the financial services industry and had revenue of $12,821 in 1998.

  The consolidated financial statements of the Company for all periods presented have been restated to give retroactive effect to the merger with Sullivan on September 1, 1999, which has been accounted for using the pooling of interests method and, as a result, the financial position, results of operations, stockholders' equity and cash flows are presented as if the combining companies had been consolidated for all periods presented and, as if the additional common stock issued in connection with the merger had been issued for all periods presented.

  Certain key employees of Sullivan participated in a Phantom Stock Plan, the shares of which vested over an eight year period. At December 31, 1998, the shares were 40% vested. The accompanying balance sheets reflect the accrued compensation liability for the Phantom Shares at December 31, 1997 and 1998. Upon consummation of the merger with the Company, the vesting of the Phantom Shares accelerated to 100% and the Phantom Shares were converted into Sullivan shares.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  Revenue, net income, and basic and diluted earnings per common share of the combining companies are as follows:

                                                                Year Ended
                                                               December 31,
                                                             -----------------
                                                               1997     1998
                                                             -------- --------
      Revenue
      H&S, as previously reported on Form
       S-1/A................................................ $180,244 $204,015
      Sullivan..............................................   12,808   12,821
                                                             -------- --------
      H&S, as restated...................................... $193,052 $216,836
                                                             ======== ========
      Net income (loss)
      H&S, as previously reported on Form
       S-1/A................................................ $  6,443 $(16,254)
      Sullivan..............................................      383     (936)
                                                             -------- --------
      H&S, as restated...................................... $  6,826 $(17,190)
                                                             ======== ========
      Earnings (loss) per common share
      H&S, as previously reported on Form
       S-1/A
        Basic............................................... $   2.41 $  (6.10)
                                                             ======== ========
        Diluted............................................. $   2.41 $  (6.10)
                                                             ======== ========
      H&S, as restated
        Basic............................................... $   2.31 $  (5.85)
                                                             ======== ========
        Diluted............................................. $   2.31 $  (5.85)
                                                             ======== ========

6. Line of Credit

  The Company has a $60,000 reducing revolving credit facility ("line of credit"). This facility will terminate on December 31, 2001. The line of credit will reduce annually by $10,000 on December 31, 1999 and 2000. There was $22,000 outstanding under this line of credit at December 31, 1998. At its discretion, the Company may borrow either U.S. dollars on deposit in the United States ("U.S. Borrowings") or U.S. dollars or foreign currencies on deposit outside the United States ("Non-U.S. Borrowings"). A Non-U.S. Borrowing bears interest at the then existing LIBOR plus a margin as determined by certain tests of H&S Inc. financial condition (the "Applicable Margin"). A U.S. Borrowing bears interest at the then existing prime rate. At December 31, 1998, the interest rate on the debt was LIBOR plus the Applicable Margin, which sum equaled 6.8%. This line of credit replaced a $25,000 line of credit which had been effective since October 1, 1997. There was $3,500 outstanding under this line of credit at December 31, 1997 and the borrowings bore interest at either LIBOR plus 1% or the prime rate, at the Company's discretion. At December 31, 1997, the interest rate on the debt was fixed at approximately 8.5%. The line of credit has certain financial covenants the Company must meet relating to consolidated net worth, liabilities, and debt in relation to cash flows. There are also restrictions in the line of credit limiting loans to HSI. As of December 31, 1997, the Company met all of its financial covenants. For the year ended December 31, 1998, the Company was not in compliance with the debt service coverage ratio. The Company obtained a waiver from the lending institutions relating to this requirement for the year ended December 31, 1998. The Company was in compliance with all other financial covenants as of December 31, 1998. The Company is required to pay a commitment fee on the unused portion of the line of credit on a quarterly basis. Commitment fee expense for the year ended December 31, 1997 and 1998 totaled $8 and $21, respectively.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

7. Related Party Transactions

  At December 31, 1998, note receivable from affiliate was comprised of a loan to HSI of $1,900. The interest rate on this receivable is 6.2% at December 31, 1998. Accounts receivable includes an intercompany receivable of $776 and $2,998 at December 31, 1997 and 1998, respectively. All transactions between the Company and HSI are recorded at cost.

8. Long-Term Debt

  Long-term debt consists of amounts due to former stockholders who have sold their stock back to the Company (see Note 9). The obligations are unsecured and payable in annual installments over periods ranging from two to five years with interest payable generally at the prime commercial rate (8.50% and 7.75% at December 31, 1997 and 1998, respectively). Long-term debt also includes amounts due as a result of the Fenwick acquisition (see Note 4).

  The fair value of the debt based on current rates for similar debt is estimated to be $8,009 at December 31, 1998.

  Future principal payments on long-term debt are due as follows:

      Years ending December 31--
        1999........................................................... $2,847
        2000...........................................................  4,190
        2001...........................................................  1,134
        2002...........................................................    726
        2003...........................................................    300
                                                                        ------
                                                                        $9,197
                                                                        ======

9. Stockholder Agreements

  In accordance with the terms of stock purchase agreements between the Company and its stockholders, the Company is obligated to purchase the shares of stock owned by a stockholder if the stockholder desires to sell or transfer the shares, or upon a stockholder's termination of employment at net book value as defined in the stock purchase agreements. Payments for shares are generally made over a five year period. Redemption amounts relating to the stock purchase agreements are included in Mandatorily Redeemable Common Stock in the accompanying consolidated balance sheets. These agreements will terminate upon successful completion of an initial public offering.

10. Employee Benefit Plans

 Qualified Retirement Plans

  The Company has a defined contribution retirement plan for all eligible employees. The plan contains a 401(k) provision which provides for employee tax deferred contributions.

  The Company matched employee contributions on a two-for-one basis up to a maximum Company contribution of $1, $2 and $2 per participant for the years ended December 31, 1996, 1997 and 1998, respectively. The Company has the option of making discretionary contributions. For the years ended December 31, 1996, 1997 and 1998, the Company elected to contribute to each eligible participant a sum equal

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES to 3.03% of the participant's total compensation (as defined) and an additional 3.03% of the participant's compensation above the Social Security taxable wage base.

  The plan allows participants the option of having their account balances or portions thereof invested in the Company's common stock. At December 31, 1997 and 1998, the plan held 2,054,684 and 1,853,655 shares, respectively, of the Company's common stock. The Company sells shares of common stock to the plan and is required to repurchase the shares issued to the plan at net book value as defined in the stock purchase agreements. This requirement will be terminated upon successful completion of an initial public offering.

  The plan provides that forfeitures will be used to reduce the Company's contributions. Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the plan. Company expense for the plan for the years ended December 31, 1996, 1997 and 1998 was $1,339, $2,174, and $2,532, respectively.

  In addition, the subsidiaries each maintain defined contribution retirement plans for their eligible employees. Retirement plan expense for these plans for the years ended December 31, 1996, 1997 and 1998 totaled $128, $154, and $159, respectively.

Nonqualified Retirement Plans

  The Company also has two separate nonqualified retirement plans. The first plan is for United States based employees and includes both an optional employee contribution and a discretionary employer contribution. The plan expense for the years ended December 31, 1996, 1997 and 1998 was $1,440, $1,350, and $0, respectively. The liability for this retirement plan consisted of the following at December 31, 1997 and 1998:

                                                                 1997    1998
                                                                ------- -------
      Employer contributions................................... $ 6,390 $ 6,390
      Employee deferrals.......................................   3,785   3,785
      Earnings of designated assets............................     316     544
      Distributions............................................     --     (210)
                                                                ------- -------
                                                                $10,491 $10,509
                                                                ======= =======

  Investments designated for the nonqualified retirement plan are carried at fair market value based on publicly quoted prices. The Company has an accumulated unrealized gain as of December 31, 1997 and 1998 of $1,298, and $2,924, respectively, which is recorded as a separate component of stockholders' equity (see Note 2). The nonqualified plan was unfunded until 1996.

  The fair value of the assets designated for the nonqualified retirement plan consist of the following at December 31, 1997 and 1998:

                                                                 1997    1998
                                                                ------- -------
      Cash and cash equivalents................................ $   306 $    10
      Stock mutual fund........................................   6,919   9,533
      Bond mutual fund.........................................   3,214   4,009
                                                                ------- -------
                                                                $10,439 $13,552
                                                                ======= =======

  In 1995, the Company instituted a second nonqualified retirement plan for employees classified as senior associates. This plan provides for only discretionary employer contributions. The plan expense for the years ended December 31, 1996, 1997 and 1998 was $170, $250, and $232, respectively. The liability for this retirement plan at December 31, 1997 and 1998 was $617, and $849, respectively.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

11. Income Taxes

  The deferred tax assets and liabilities consist of the following components as of December 31, 1997 and 1998:

                                                                1997     1998
                                                               -------  -------
Deferred tax assets--
  Receivable allowances....................................... $ 1,515  $ 2,052
  Accrued vacations...........................................     433      772
  Accrued bonuses.............................................   6,206    6,969
  Liability for nonqualified retirement plans.................   5,035    5,569
  Other accrued expenses......................................     667    1,393
  Deferred compensation.......................................     --       572
  Foreign net operating loss carryforwards....................     595    1,515
  Cumulative translation adjustment...........................     636    1,503
                                                               -------  -------
                                                                15,087   20,345
  Valuation allowance.........................................    (502)  (1,303)
                                                               -------  -------
    Net deferred tax assets...................................  14,585   19,042
                                                               -------  -------
Deferred tax liabilities--
  Leasehold improvements and equipment........................    (225)    (273)
  Equity in undistributed income of affiliate.................  (2,045)    (125)
  System development costs....................................    (356)  (3,678)
  Unrealized gain on available-for-sale investments...........    (545)  (1,228)
  Other.......................................................  (1,408)  (2,218)
                                                               -------  -------
    Net deferred tax liabilities..............................  (4,579)  (7,522)
                                                               -------  -------
      Net deferred income taxes............................... $10,006  $11,520
                                                               =======  =======

  The deferred tax amounts mentioned above have been classified in the accompanying consolidated balance sheets as of December 31, 1997 and 1998, as follows:

                                                                1997     1998
                                                               -------  -------
      Current deferred tax assets............................. $ 8,593  $10,419
      Current deferred tax liabilities........................  (1,548)  (1,548)
                                                               -------  -------
        Net current deferred tax asset........................   7,045    8,871
                                                               -------  -------
      Long-term deferred tax assets...........................   5,992    8,867
      Long-term deferred tax liabilities......................  (3,031)  (6,218)
                                                               -------  -------
        Net long-term deferred tax asset......................   2,961    2,649
                                                               -------  -------
                                                               $10,006  $11,520
                                                               =======  =======

  The provision for income taxes for the years ended December 31, 1996, 1997 and 1998, is as follows:

                                                        1996     1997     1998
                                                       -------  -------  ------
      Current--
        Federal....................................... $ 5,209  $ 8,305  $1,883
        State.........................................   2,478    2,763     497
        Foreign.......................................     322      540     436
      Deferred........................................  (1,793)  (3,609) (1,514)
                                                       -------  -------  ------
                                                       $ 6,216  $ 7,999  $1,302
                                                       =======  =======  ======

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  A reconciliation of income tax expense for the years ended December 31, 1996, 1997 and 1998, to income taxes at the statutory federal income tax rate of 35%, is as follows:

                                                          1996    1997   1998
                                                         ------  ------ -------
      Income taxes at statutory rate...................  $4,702  $5,189 $(5,561)
      Increase (decrease) due to--
        State income taxes, net of federal tax benefit.   1,611   1,625     136
        Nondeductible expenses.........................     341     357   4,985
        Foreign taxes in excess of federal tax rates...     408     721     930
        Other, net.....................................    (846)    107     812
                                                         ------  ------ -------
      Provision for income taxes.......................  $6,216  $7,999 $ 1,302
                                                         ======  ====== =======

  The accumulated undistributed earnings of HSI included in the Company's income for the years ended December 31, 1997 and 1998 totaled $4,072 and $655, respectively, which under existing law, will not be subject to U.S. tax until distributed as dividends. Furthermore, any taxes paid to foreign governments on those earnings may be used in whole or in part as credits against the U.S. tax on any dividends distributed from such earnings. The Company has provided a deferred tax liability for the undistributed earnings of HSI. As the earnings of the consolidated foreign subsidiaries will be permanently reinvested in the Company, no deferred tax liability has been provided.

  The sources of earnings before income taxes are as follows:

                                                     Years Ended December 31,
                                                     --------------------------
                                                      1996     1997      1998
                                                     -------  -------  --------
      United States................................. $14,345  $16,908  $(10,212)
      Foreign.......................................    (910)  (2,083)   (5,676)
                                                     -------  -------  --------
          Total..................................... $13,435  $14,825  $(15,888)
                                                     =======  =======  ========

12. Basic and Diluted Earnings (Loss) Per Common Share

  The following is a reconciliation of the shares used in the computation of basic and diluted earnings per share ("EPS").

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1996       1997       1998
                                              ---------- ---------- ----------
      Basic EPS
      Income (loss) available to common
       shareholders.......................... $    7,219 $    6,826 $  (17,190)
      Weighted average common shares
       outstanding...........................  2,847,476  2,949,416  2,939,527
                                              ---------- ---------- ----------
        Basic EPS............................ $     2.54 $     2.31 $    (5.85)
                                              ========== ========== ==========
      Diluted EPS
      Income (loss) available to common
       shareholders.......................... $    7,219 $    6,826 $  (17,190)
                                              ---------- ---------- ----------
      Weighted average common shares
       outstanding...........................  2,847,476  2,949,416  2,939,527
      Dilutive common shares issued..........        --         110        --
                                              ---------- ---------- ----------
      Weighted average diluted common shares
       outstanding...........................  2,847,476  2,949,526  2,939,527
                                              ---------- ---------- ----------
        Diluted EPS.......................... $     2.54 $     2.31 $    (5.85)
                                              ========== ========== ==========

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

13. Commitments and Contingencies

Operating Leases

  The Company leases office space in various buildings for its own use. The terms of these operating leases provide that the Company pays base rent and a share of increases in operating expenses and real estate taxes in excess of defined amounts. These leases expire at various dates through 2013. The Company also leases computer equipment which is accounted for as an operating lease.

  Minimum future lease payments due in each of the next five years ending December 31 and thereafter, are as follows:

      Years ending December 31--
        1999.......................................................... $ 8,857
        2000..........................................................   9,184
        2001..........................................................   7,741
        2002..........................................................   6,728
        2003..........................................................   5,891
        Thereafter....................................................  13,580
                                                                       -------
                                                                       $51,981
                                                                       =======

  Rent expense under operating leases for the years ended December 31, 1996, 1997 and 1998 was $7,286, $8,793, and $10,002, respectively.

Employment Agreement

  The Company has an employment agreement with an officer which provides for certain payments upon retirement but requires the officer to provide services and not to compete with the Company. The payments are indexed to the Consumer Price Index and would currently approximate $199 for each of the first five years of retirement and approximately $99 for each of the succeeding five years. The agreement also states the payments are ratably forfeited during the period which the individual remains an active employee after having reached the age of 65. At December 31, 1998, the first thirty months of payments have been forfeited as a result of that provision. This agreement also provides for the same payments to the officer in the event of his disability while an employee of the Company except that the payments would be reduced by any amounts received from disability insurance carried by the Company. If the officer dies while an employee or during the ten years of the retirement plan, the agreement provides for payments to his widow or estate of one-half of the amounts for retirement. As future services expected to be received by the Company are commensurate with retirement payments to be made, no provision for any payment under this plan has been made in the accompanying consolidated financial statements.

Litigation

  In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations, financial condition or liquidity of the Company.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

14. Segment Information

  Management views the operations of the Company through geographic segments. For purposes of the geographic information below, Mexico is included in Latin America.

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1996      1997      1998
                                                   --------  --------  --------
Revenue:
  North America................................... $137,664  $171,561  $193,109
  Latin America...................................    2,189     7,972     9,579
  Asia Pacific....................................    7,575    13,519    14,148
                                                   --------  --------  --------
    Total......................................... $147,428  $193,052  $216,836
                                                   ========  ========  ========
Operating Income (Loss):
  North America................................... $ 12,915  $ 14,624  $ (6,520)
  Latin America...................................     (751)   (1,708)   (4,988)
  Asia Pacific....................................     (624)      (73)      169
                                                   --------  --------  --------
    Total......................................... $ 11,540  $ 12,843  $(11,339)
                                                   ========  ========  ========
Identifiable Assets:
  North America................................... $ 62,858  $ 83,509  $116,824
  Latin America...................................    2,206     4,920     5,410
  Asia Pacific....................................    5,762     7,793     6,541
                                                   --------  --------  --------
    Total......................................... $ 70,826  $ 96,222  $128,775
                                                   ========  ========  ========

  During all years presented above, no individual customer accounted for greater than 10% of revenue.

15. Merger Agreement

  On February 12, 1999, the Company's Board of Directors approved a merger agreement with HSI which details the plan to merge the Company with and into HSI prior to an initial public offering; and recommended that the merger agreement be submitted to the stockholders for approval. After completion of the merger, the corporation will be named Heidrick & Struggles International, Inc.

16. Restatement

  In February 1999, an error was discovered in the HSI financial statements for the year ended December 31, 1997. HSI has restated its financial statements for the year ended December 31, 1997 accordingly. As a result, the Company has restated its financial statements for the year ended December 31, 1997 to reflect the change in the Investment in Heidrick & Struggles International, Inc. A summary of the restatements by category is as follows:

                                                              Restatements as of
                                                              December 31, 1997
                                                              ------------------
Equity in net income of affiliate............................        $(95)
Provision for income taxes...................................          40
                                                                     ----
                                                                     $(55)
                                                                     ====

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

17. Stock Based Compensation Expense

  In the fourth quarter of 1998, the Company sold 735,809 shares to its directors, resulting in $9,947 of salaries and employee benefits expense arising from the difference between the issuance price of the shares (book value) of $6.76 per share and the fair market value of the shares at the date of grant of $20.28 per share.

18. Subsequent Events

  On January 20, 1999, HSI repaid its loan from the Company in the amount of $1,900 plus interest.

  On February 26, 1999, the Company merged with and into Heidrick & Struggles International, Inc.

  In February 1999, the Company filed amendments to the Certificate of Incorporation to change the par value, increase the number of authorized shares of common stock to 100,000,000 shares and to authorize a class of preferred stock of 10,000,000 shares. The board of directors adopted and the stockholders approved these amendments. The financial statements have been retroactively restated for the effect of the par value and common stock authorization change.

  On March 26, 1999, Heidrick & Struggles International, Inc. declared a
15.8217 for 1 stock split to become effective upon completion of its initial public offering of common stock.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share figures)
                                  (unaudited)

                                                                  September 30,
                                                                      1999
                                                                  -------------
Current assets:
  Cash and cash equivalents......................................   $109,529
  Accounts receivable--
   Trade, less allowances for doubtful accounts of $14,349 at
    September 30, 1999...........................................     86,207
   Other.........................................................      3,119
  Notes receivable...............................................        230
  Prepaid expenses...............................................      4,518
  Deferred income taxes..........................................     15,228
                                                                    --------
    Total current assets.........................................    218,831
                                                                    --------
Property and equipment:
  Leasehold improvements.........................................     18,259
  Office furniture and fixtures..................................     19,852
  Computer equipment and software................................     19,586
  Automobiles....................................................      2,427
  System development costs.......................................     20,138
                                                                    --------
                                                                      80,262
  Less--Accumulated depreciation and amortization................    (29,313)
                                                                    --------
    Property and equipment, net..................................     50,949
                                                                    --------
Other assets:
  Cash and investments designated for nonqualified retirement
   plans.........................................................     31,521
  Investments and other assets...................................      5,896
  Goodwill and other intangibles.................................     44,982
  Deferred income taxes..........................................      7,058
                                                                    --------
    Total other assets...........................................     89,457
                                                                    --------
    Total assets.................................................   $359,237
                                                                    ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share figures)
                                  (unaudited)

                                                                  September 30,
                                                                      1999
                                                                  -------------
Current liabilities:
  Current maturities of long-term debt...........................   $  3,893
  Accounts payable...............................................      8,456
  Accrued expenses--
   Salaries and employee benefits................................    132,899
   Other.........................................................     17,990
  Income taxes payable...........................................      5,997
                                                                    --------
    Total current liabilities....................................    169,235
                                                                    --------
Long-term debt, less current maturities..........................      1,591
                                                                    --------
Liability for nonqualified retirement plans......................     29,341
                                                                    --------
Commitments and contingent liabilities
Stockholders' equity
  Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued at
   September 30, 1999............................................        --
  Common stock, $.01 par value, 100,000,000 shares authorized, of which 16,663,151 shares were issued and outstanding at
   September 30, 1999............................................        167
  Additional paid-in capital.....................................    124,539
  Retained earnings..............................................     31,781
  Cumulative foreign currency translation adjustment.............     (1,940)
  Unrealized gain on available-for-sale investments (net of tax).      4,523
                                                                    --------
    Total stockholders' equity...................................    159,070
                                                                    --------
    Total liabilities and stockholders' equity...................   $359,237
                                                                    ========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                    (In thousands, except per share figures)
                                  (unaudited)

                                                            Nine Months Ended
                                                              September 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
Revenue.................................................... $168,914  $302,583
                                                            --------  --------
Operating expenses:
  Salaries and employee benefits...........................  121,585   201,847
  General and administrative expenses......................   39,191    75,121
  Nonrecurring charge and merger costs.....................      --     15,220
                                                            --------  --------
    Total operating expenses...............................  160,776   292,188
                                                            --------  --------
    Operating income.......................................    8,138    10,395
                                                            --------  --------
Non-operating income (expense):
  Interest income..........................................      941     1,939
  Interest expense.........................................     (354)   (1,298)
  Other....................................................      143       357
                                                            --------  --------
    Net non-operating income...............................      730       998
                                                            --------  --------
Equity in net loss of affiliate............................     (772)     (630)
                                                            --------  --------
    Income before income taxes ............................    8,096    10,763
Provision for income taxes.................................    4,533    10,635
                                                            --------  --------
    Net income............................................. $  3,563  $    128
                                                            ========  ========
Basic earnings per common share............................ $   1.20  $   0.01
                                                            ========  ========
Weighted average common shares outstanding.................    2,957    12,624
                                                            ========  ========
Diluted earnings per common share.......................... $   1.20  $   0.01
                                                            ========  ========
Diluted weighted average common shares outstanding.........    2,957    12,717
                                                            ========  ========
Net income................................................. $  3,563  $    128
                                                            ========  ========
Other comprehensive income (loss), before tax:
  Foreign currency translation adjustment..................   (1,086)   (1,455)
  Unrealized gain on available-for-sale investments........       77     4,892
                                                            --------  --------
Other comprehensive income (loss), before tax..............   (1,009)    3,437
Income tax (benefit) expense related to items of other
 comprehensive income (loss)...............................     (432)    1,451
                                                            --------  --------
Other comprehensive income (loss), net of tax..............     (577)    1,986
                                                            --------  --------
Comprehensive income....................................... $  2,986  $  2,114
                                                            ========  ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)
                                  (unaudited)

                                                                 Accumulated
                                                                    Other
                                 Additional                     Comprehensive
                          Common  Paid-in   Treasury  Retained     Income
                          Stock   Capital    Stock    Earnings     (Loss)      Total
                          ------ ---------- --------  --------  ------------- --------
Balance at December 31,
 1998...................   $ 82   $ 28,561  $(16,471) $(12,769)    $ 5597     $    --
Treasury and common
 stock transactions:
 Stock issued for
  Merger................     34     26,576    16,471       --         --        43,081
 Stock issued in initial
  public offering.......     42     51,959       --        --         --        52,001
 Stock issued to
  employees.............      7     14,408       --        --         --        14,415
 Stock issued for
  termination of
  Sullivan employee
  equity ownership plan.      2      3,035       --        --         --         3,037
 Release of book value
  restriction...........    --         --        --     44,422        --        44,422
Comprehensive income,
 net of tax
 Net income.............    --         --        --        128        --           128
 Unrealized gain on
  available-for-sale
  investments...........    --         --        --        --       2,837        2,837
 Foreign currency
  translation
  adjustments...........    --         --        --        --        (851)        (851)
                           ----   --------  --------  --------     ------     --------
Balance at September 30,
 1999...................   $167   $124,539  $    --   $ 31,781     $2,583     $159,070
                           ====   ========  ========  ========     ======     ========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (unaudited)

                                                               Nine Months
                                                                  Ended
                                                              September 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
Cash flows from operating activities
 Net income................................................ $  3,563  $    128
 Adjustments to reconcile net income to net cash provided
  by (used in) operating activities:
 Depreciation and amortization.............................    2,970     7,353
 Loss on sale of property and equipment....................      493       (33)
 Gain on sale of securities................................      --       (417)
 Deferred income taxes.....................................     (696)      (22)
 Equity in net loss of affiliate...........................      772       630
 Stock-based compensation expense..........................      331       252
 Nonrecurring charge and merger costs......................      --     15,220
 Changes in assets and liabilities:
  Trade & other receivables................................   (9,583)  (23,523)
  Other assets.............................................   (1,621)    2,379
  Accounts payable.........................................      570     1,353
  Accrued expenses.........................................   53,883    66,548
  Income taxes payable.....................................   (2,538)    2,006
  Nonqualified retirement plan liability...................      172     1,062
                                                            --------  --------
   Net cash provided by operating activities...............   48,316    72,936
                                                            --------  --------
Cash flows from investing activities
 Acquisitions..............................................   (3,060)      --
 Purchases of securities for nonqualified retirement plan..   (1,344)     (324)
 Purchases of property and equipment.......................  (11,527)  (16,622)
 Proceeds from sales of securities.........................      --      7,232
 Cash acquired in merger transaction with HSI..............      --      8,166
 Other investing activities................................        5      (176)
                                                            --------  --------
   Net cash used in investing activities...................  (15,926)   (1,724)
                                                            --------  --------
Cash flows from financing activities
 Proceeds from debt........................................    5,848    17,700
 Payments on debt..........................................   (9,559)  (51,067)
 Net proceeds from issuance of common stock................      --     61,334
                                                            --------  --------
   Net cash provided by (used in) financing activities.....   (3,711)   27,967
                                                            --------  --------
Effect of foreign currency exchange rates on cash and cash
 equivalents...............................................     (567)   (1,171)
                                                            --------  --------
Net increase in cash and cash equivalents..................   28,112    98,008
Cash and cash equivalents:
 Beginning of period.......................................   10,650    11,521
                                                            --------  --------
 End of period............................................. $ 38,762  $109,529
                                                            ========  ========
Supplemental disclosures of cash flow information
 Cash paid for--
  Interest................................................. $    278  $  1,280
  Income taxes............................................. $  6,829  $  1,844
Supplemental schedule of noncash financing and investing
 activities
 Unrealized gain on available-for-sale investments......... $     77  $  4,892
 Issuance of notes payable for the purchase of treasury
  stock.................................................... $  2,081  $    --
 Debt from the acquisition of net assets................... $  3,385  $    --
 Issuance of stock for merger.............................. $    --   $ 43,081
 Issuance of stock for termination of Sullivan equity
  ownership plan........................................... $    --   $  3,037

  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (In thousands, except per share figures)
                                  (unaudited)

1. Interim Financial Data

  The accompanying unaudited consolidated financial statements of Heidrick & Struggles International, Inc. and Subsidiaries (the "Company"), included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. In the opinion of management, the statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position as of September 30, 1999, the results of operations for the nine months ended September 30, 1998 and 1999, stockholders' equity for the nine months ended September 30, 1999, and cash flows for the nine months ended September 30, 1998 and 1999. While these interim financial statements and accompanying notes are unaudited, they have been reviewed by Arthur Andersen LLP, the Company's independent public accountants.

  The consolidated financial statements of the Company for all periods presented have been restated to give retroactive effect to the merger with Sullivan & Company ("Sullivan") on September 1, 1999, which has been accounted for using the pooling of interests method and, as a result, the financial position, results of operations, stockholders' equity and cash flows are presented as if the combining companies had been consolidated for all periods presented and, as if the additional common stock issued in connection with the merger had been issued for all periods presented.

2. Business Combinations

 Acquisition Accounted for Using the Purchase Method

  On February 26, 1999, the Company merged (the "Merger") with and into Heidrick & Struggles International, Inc. (prior to the Merger, "HSI"). The Merger combined the operations of the Company which operated in all regions of the world except Europe, with HSI, a Europe-based company. The transaction was accounted for using purchase accounting and the excess purchase price was allocated to identifiable intangible assets and goodwill as follows:

                                                                Weighted Average
                                                                Remaining Useful
Asset Classification                                 Fair Value  Life in Years
--------------------                                 ---------- ----------------
Intangible assets...................................  $12,478          17
Goodwill............................................  $23,152          40

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The unaudited condensed consolidated pro forma results of operations data for the nine months ended September 30, 1998 and 1999, as if the Merger had occurred on January 1, 1998 and 1999, respectively, is as follows:

                                                            Nine Months Ended
                                                              September 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
Revenue.................................................... $262,659  $322,568
                                                            --------  --------
Operating expenses:
  Salaries and employee benefits...........................  187,461   216,763
  General and administrative expenses......................   65,864    81,562
  Nonrecurring charge and merger costs.....................      --     16,140
                                                            --------  --------
    Total operating expenses...............................  253,325   314,465
                                                            --------  --------
    Operating income.......................................    9,334     8,103
                                                            --------  --------
Net non-operating income (expense).........................   (2,846)      942
                                                            --------  --------
    Income before income taxes.............................    6,488     9,045
Provision for income taxes.................................    5,852    10,398
                                                            --------  --------
    Net income (loss)...................................... $    636  $ (1,353)
                                                            ========  ========

Acquisition Accounted for Using Pooling of Interests Method

  On September 1, 1999, the Company completed its acquisition of Sullivan which provided for the exchange of all the outstanding stock of Sullivan for 964 shares of the Company's common stock. The transaction was accounted for using the pooling of interests method of accounting. Sullivan is an executive search firm that specializes in the financial services industry and had revenue of $12,821 in 1998.

  Revenue, net income, and basic and diluted earnings per common share of the combining companies are as follows:

                                                               Nine Months Ended
                                                                 September 30,
                                                                     1998
                                                               -----------------
      Revenue
      H&S, as previously reported on Form S-1/A...............     $157,976
      Sullivan................................................       10,938
                                                                   --------
      H&S, as restated........................................     $168,914
                                                                   ========
      Net income (loss)
      H&S, as previously reported on Form S-1/A...............     $  3,734
      Sullivan................................................         (171)
                                                                   --------
      H&S, as restated........................................     $  3,563
                                                                   ========
      Earnings per common share
      H&S, as previously reported on Form S-1/A
        Basic.................................................     $   1.39
                                                                   ========
        Diluted...............................................     $   1.39
                                                                   ========
      H&S, as restated
        Basic.................................................     $   1.20
                                                                   ========
        Diluted...............................................     $   1.20
                                                                   ========

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


3. Nonrecurring Charge and Merger Costs

  During the first quarter of 1999, the Company incurred a nonrecurring charge of $12,420. This charge was the result of the Company's agreement to modify the terms of the Mulder & Partner GmbH & Co. KG ("Mulder") acquisition agreement, including the termination of all employment contingencies. HSI acquired 100% of Mulder on October 1, 1997, for a combination of cash and 32 shares of HSI common stock. On October 1, 1997, HSI delivered 4 shares of HSI common stock, paid $8,695 to the partners of Mulder and incurred $298 of associated transaction costs. Under the original Mulder acquisition agreement an additional $5,288 (plus interest at an annual rate of 4%) was due to the partners of Mulder in five equal annual installments, the first of which was paid on October 1, 1998. The remaining shares were to be issued in four annual installments beginning January 1, 1999. Because the total purchase price was contingent upon the continued employment of the Mulder consultants, the cost of the acquisition was accounted for as compensation expense to be recognized over a five-year period beginning October 1, 1997. In connection with the Merger, the Mulder acquisition agreement was amended such that the remaining cash (plus interest) would be paid within 90 days of the completion of the Merger and 428 shares (reflecting a split of 15.8217 for 1) of the Company's common stock (which were valued, based upon the estimated fair market value of HSI, at $5,184) were issued to such Mulder partners immediately after the Merger. During the nine months ended September 30, 1999, the Company paid the remaining $4,333 cash due, issued 428 shares of the Company's common stock and wrote off $2,903 of deferred compensation assets resulting in a total compensation charge of $12,420.

  In connection with the acquisition of Sullivan, the Company recorded merger related costs of $2,800 during the nine months ended September 30, 1999. The merger costs consist of a $2,028 non-cash charge for accelerated vesting of an employee equity ownership plan in place at Sullivan and $772 of transaction related costs, including legal, accounting and advisory fees.

4. Initial Public Offering

  On April 26, 1999, the SEC declared effective the Company's Registration Statement on Form S-1 (File No. 333-59931) relating to the public offering of 4,200 shares of the Company's common stock and on April 27, 1999, the Company's common stock began trading on the Nasdaq National Market under the symbol "HSII."

  On April 30, 1999, the Company completed the public offering of an aggregate of 4,200 shares of common stock at $14.00 per share, of which 3,700 shares were offered by the Company and 500 shares were offered by selling stockholders. In addition, on June 1, 1999, the Company completed the offering of an additional 505 shares of common stock which arose from the exercise of a portion of the over-allotment option granted to certain underwriters of the initial public offering. These offerings resulted in net proceeds (after deducting the underwriting discount and estimated offering expenses) of $52,012 to the Company and $6,510 to the selling stockholders.

  The Company's mandatory redemption feature on its common stock terminated as a result of the completion of the initial public offering.

5. Derivative Financial Instrument

  The Company receives warrants for equity in its client companies, in addition to its cash fee, for services rendered on some searches. When the warrants are received, revenue is recorded equal to the estimated fair market value of the instrument received. Thereafter, the securities are accounted for as available-for-sale

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Equity Securities." The Company has entered into a collar agreement to hedge the impact of market value changes of one of these equity securities. Collars consist of the sale of call options along with a corresponding purchase of put options, with the effect of establishing a "cap" and a "floor" with respect to the price of the stock. The collar has been designated and is effective as a hedge of the equity security. Unrealized gains and losses on both the equity security and the collar are recorded in equity and comprehensive income. When realized, gains and losses on the equity security and the collar are recorded in income. Beginning in the fourth quarter of 1999, the Company has the right to put and the counterparty has the right to call a portion of the shares on a quarterly basis in accordance with an established schedule. The unrealized pre-tax gain on the shares at September 30, 1999 was $3,964 and the Company has not recorded any gains or losses on this collar to date.

  The Company is exposed to credit loss in the event of nonperformance by the other party. However, the Company does not anticipate nonperformance by the counterparty.

6. Basic and Diluted Earnings Per Common Share

  The following is a reconciliation of the shares used in the computation of basic and diluted earnings per share ("EPS").

                                                              Nine Months Ended
                                                                September 30,
                                                              ------------------
                                                                1998     1999
                                                              -------- ---------
      Basic EPS
      Income available to common shareholders................ $  3,563 $     128
      Weighted average common shares outstanding.............    2,957    12,624
                                                              -------- ---------
        Basic EPS............................................ $   1.20 $    0.01
                                                              ======== =========
      Diluted EPS
      Income available to common shareholders................ $  3,563 $     128
                                                              -------- ---------
      Weighted average common shares outstanding.............    2,957    12,624
      Dilutive effect of common stock options................      --         93
                                                              -------- ---------
      Weighted average diluted common shares outstanding.....    2,957    12,717
                                                              -------- ---------
        Diluted EPS.......................................... $   1.20 $     .01
                                                              ======== =========

  The share amounts in the table above reflect a 15.8217 for 1 stock split approved by the Board of Directors on March 26, 1999. Furthermore, the Company filed amendments to the Certificate of Incorporation to change the par value, increase the number of authorized shares of common stock to 100,000 shares and to authorize a class of preferred stock of 10,000 shares. In February, 1999, the Board of Directors adopted, and the stockholders approved, these amendments. The financial statements, including the number of shares of common stock authorized, issued and outstanding, have been retroactively restated for the effect of this split and the amendments to the Certificate of Incorporation.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
                 (formerly known as Heidrick & Struggles, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


7. Segment Information

  Management views the operations of the Company through the following geographic segments.

                                                             Nine Months Ended
                                                               September 30,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
      Revenue:
        United States....................................... $147,886  $194,218
        Europe..............................................      --     81,410
        Other International.................................   21,028    26,955
                                                             --------  --------
          Total............................................. $168,914  $302,583
                                                             ========  ========
      Operating Income (Loss):
        United States....................................... $ 19,434  $ 31,318
        Europe..............................................      --     (6,172)
        Other International.................................   (1,865)    3,735
        Corporate Unallocated...............................   (9,431)  (18,486)
                                                             --------  --------
          Total............................................. $  8,138  $ 10,395
                                                             ========  ========

                                                                   September 30,
                                                                       1999
      Identifiable Assets:                                         -------------
        United States.............................................   $106,838
        Europe....................................................     89,245
        Other International.......................................     22,918
        Corporate Unallocated.....................................    140,236
                                                                     --------
          Total...................................................   $359,237
                                                                     ========

  During all years presented above, no individual customer accounted for greater than 10% of revenue.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Heidrick & Struggles International, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES (a Delaware corporation) as of December 31, 1997 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 (1997 as restated--see Note
14). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidrick & Struggles International, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Barbier Frinault & Associes
                                             Arthur Andersen

Neuilly-sur-Seine, France
February 19, 1999
(except with respect to the matter discussed in Note 15, as to which the date is March 26, 1999)

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share figures)

                                                               December 31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
Current assets:
  Cash and cash equivalents.................................. $ 8,053  $15,753
  Accounts receivable--
    Trade, less allowances for doubtful accounts of $1,416,
     and $5,011 at December 31, 1997 and 1998, respectively..  23,617   23,250
    Other....................................................     358      819
  Prepaid expenses...........................................   1,522    1,489
  Deferred income taxes......................................   1,554    7,796
                                                              -------  -------
      Total current assets...................................  35,104   49,107
                                                              -------  -------
Property and equipment:
  Leasehold improvements.....................................   4,747    4,432
  Office furniture and fixtures..............................   6,573    8,921
  Computer equipment and software............................   6,498   11,880
  Automobiles................................................   1,674    1,929
                                                              -------  -------
                                                               19,492   27,162
  Less--Accumulated depreciation and amortization............  (9,328) (12,245)
                                                              -------  -------
    Property and equipment, net..............................  10,164   14,917
                                                              -------  -------
Other assets:
  Goodwill and other intangibles.............................   2,289    2,531
  Deferred compensation expense..............................   7,876    4,046
  Deferred income taxes......................................   4,523    6,035
  Group insurance contracts designated for pension plan......  14,304   17,469
  Other assets...............................................   1,300      892
                                                              -------  -------
      Total other assets.....................................  30,292   30,973
                                                              -------  -------
      Total assets........................................... $75,560  $94,997
                                                              =======  =======
Current liabilities:
  Short-term debt............................................ $ 7,639  $11,753
  Current maturities of long-term debt.......................     362      355
  Accounts payable...........................................   4,265    7,337
  Accrued expenses--
    Salaries and employee benefits...........................  16,436   22,434
    Professional fees........................................     806    2,561
    VAT......................................................   1,855    1,537
    Payroll taxes............................................   1,250    7,135
    Other....................................................   2,676    4,653
  Income taxes payable.......................................   6,422    3,286
  Note payable to affiliate..................................     --     1,900
                                                              -------  -------
      Total current liabilities..............................  41,711   62,951
                                                              -------  -------
Long-term debt, less current maturities......................     168      112
                                                              -------  -------
Pension and other long-term liabilities......................  15,552   18,574
                                                              -------  -------
Mandatorily redeemable common stock:
  Class A common stock, no par value, 2,373,255 shares
   authorized, 1,931,118 and 2,286,774 shares issued and
   outstanding at December 31, 1997 and 1998, respectively,
   at book value.............................................  11,706    8,578
                                                              -------  -------
Stockholders' equity:
  Class B common stock, no par value, 2,373,255 shares
   authorized, 1,040,862 and 1,268,663 shares issued and
   outstanding at December 31, 1997 and 1998, respectively,
   at book value.............................................   2,361    4,111
  Retained earnings..........................................   4,952    1,210
  Accumulated other comprehensive income (loss)..............    (665)    (539)
  Less--Treasury stock, at cost, 35,504, and 0 shares at
   December 31, 1997 and 1998, respectively..................    (225)     --
                                                              -------  -------
      Total stockholders' equity.............................   6,423    4,782
                                                              -------  -------
      Total liabilities, mandatorily redeemable common stock
       and stockholders' equity.............................. $75,560  $94,997
                                                              =======  =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
               (In thousands, except share and per share figures)

                                                   Year Ended December 31,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
Revenue.......................................  $  64,558  $  82,732  $ 124,984
Operating expenses:
  Salaries and employee benefits..............     44,020     59,080    102,861
  General and administrative expenses.........     17,100     20,567     37,766
                                                ---------  ---------  ---------
    Total operating expenses..................     61,120     79,647    140,627
                                                ---------  ---------  ---------
    Operating income (loss)...................      3,438      3,085    (15,643)
Non-operating income (expense)................        133        151     (6,116)
Minority interest in income of consolidated
 subsidiaries.................................        --         (26)       (81)
                                                ---------  ---------  ---------
    Income (loss) before income taxes.........      3,571      3,210    (21,840)
Provision for (benefit from) income taxes.....      1,430      2,518     (4,475)
                                                ---------  ---------  ---------
    Net income (loss).........................  $   2,141  $     692  $ (17,365)
                                                =========  =========  =========
Basic earnings (loss) per Class A common
 share........................................  $     .86  $     .25  $   (5.96)
                                                =========  =========  =========
Basic weighted average Class A common shares
 outstanding..................................  1,623,955  1,773,581  1,892,908
                                                =========  =========  =========
Diluted earnings (loss) per Class A common
 share........................................  $     .86  $     .24  $   (5.96)
                                                =========  =========  =========
Diluted weighted average Class A common shares
 outstanding..................................  1,623,955  1,880,694  1,892,908
                                                =========  =========  =========
Basic and diluted earnings (loss) per Class B
 common share.................................  $     .72  $     .23  $   (5.83)
                                                =========  =========  =========
Weighted average Class B common shares
 outstanding..................................  1,040,862  1,040,862  1,042,729
                                                =========  =========  =========
Net income (loss).............................  $   2,141  $     692  $ (17,365)
                                                =========  =========  =========
Other comprehensive income (loss), before tax:
  Foreign currency translation adjustment.....       (191)    (1,331)       404
Income tax (benefit) expense related to items
 of other comprehensive income (loss).........        (76)      (609)       278
                                                ---------  ---------  ---------
Other comprehensive income (loss), net of tax.       (115)      (722)       126
                                                ---------  ---------  ---------
Comprehensive income (loss)...................  $   2,026  $     (30) $ (17,239)
                                                =========  =========  =========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (In thousands, except share figures)

                                                                      Accumulated
                                                                         Other
                              Class B                                   Compre-   Compre-    Total
                            Common Stock   Treasury Stock               hensive   hensive    Stock-
                          ---------------- ---------------  Retained    Income     Income   holders'
                           Shares   Amount Shares   Amount  Earnings    (Loss)     (Loss)    Equity
                          --------- ------ -------  ------  --------  ----------- --------  --------
Balance at December 31,
 1995...................  1,040,862 $2,361 (10,284) $ (61)    $3,169     $1172              $  5,641
Treasury stock
 transactions--
 Stock issued...........        --     --   80,706    467        --        --                    467
 Stock repurchased......        --     --  (70,422)  (406)       --        --                   (406)
Comprehensive income
 Net income.............        --     --      --     --       2,141       --     $  2,141     2,141
                                                                                  --------
 Foreign currency
  translation
  adjustment............        --     --      --     --         --       (115)       (115)     (115)
                                                                                  --------
Comprehensive income....                                                             2,026
                                                                                  ========
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock...        --     --      --     --      (1,329)      --                 (1,329)
                          --------- ------ -------  -----   --------     -----              --------
Balance at December 31,
 1996...................  1,040,862  2,361     --     --       3,981        57                 6,399
Treasury stock
 transactions--
 Stock issued...........        --     --   63,287    425        --        --                    425
 Stock repurchased......        --     --  (98,791)  (650)       --        --                   (650)
Comprehensive income
 Net income.............        --     --      --     --         692       --          692       692
                                                                                  --------
 Foreign currency
  translation
  adjustment............        --     --      --     --         --       (722)       (722)     (722)
                                                                                  --------
Comprehensive income....                                                               (30)
                                                                                  ========
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock...        --     --      --     --         279       --                    279
                          --------- ------ -------  -----   --------     -----              --------
Balance at December 31,
 1997...................  1,040,862  2,361 (35,504)  (225)     4,952      (665)                6,423
Treasury stock
 transactions--
 Stock issued...........    227,801  1,750  43,415    280        --        --                  2,030
 Stock repurchased......        --     --   (7,911)   (55)       --        --                    (55)
Comprehensive income
 (loss)
 Net loss...............        --     --      --     --     (17,365)      --      (17,365)  (17,365)
                                                                                  --------
 Foreign currency
  translation
  adjustment............        --     --      --     --         --        126         126       126
                                                                                  --------
Comprehensive income
 (loss).................                                                          $(17,239)
                                                                                  ========
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock ..        --     --      --     --      13,623       --                 13,623
                          --------- ------ -------  -----   --------     -----              --------
Balance at December 31,
 1998...................  1,268,663 $4,111     --   $ --    $  1,210     $(539)             $  4,782
                          ========= ====== =======  =====   ========     =====              ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                    1996      1997      1998
                                                   -------  --------  --------
Cash flows from operating activities
  Net income (loss)............................... $ 2,141  $    692  $(17,365)
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Depreciation and amortization.................   1,721     2,623     4,624
    Loss on sale of property and equipment........     162        92     1,278
    Deferred income taxes.........................    (398)   (1,777)   (7,438)
    Stock based compensation expense..............     --        --      7,577
    Changes in assets and liabilities:
      Accounts receivable.........................  (1,933)   (4,480)    1,174
      Prepaid expenses............................     796    (1,113)    4,270
      Group insurance contracts designated for
       pension plan...............................     --     (1,642)   (1,978)
      Other assets................................    (612)     (912)      571
      Accounts payable............................    (563)    2,198     2,291
      Accrued expenses............................   4,617     5,275    14,072
      Income taxes payable........................     394     3,063    (3,318)
      Pension liability...........................     --        185     1,746
                                                   -------  --------  --------
        Net cash provided by operating activities.   6,325     4,204     7,504
                                                   -------  --------  --------
Cash flows from investing activities
  Acquisitions....................................    (540)   (7,496)     (559)
  Proceeds from sales of property and equipment...      72        82       274
  Purchases of property and equipment.............  (2,039)   (6,014)   (9,673)
                                                   -------  --------  --------
        Net cash used in investing activities.....  (2,507)  (13,428)   (9,958)
                                                   -------  --------  --------
Cash flows from financing activities
  Proceeds from issuance of common stock and
   treasury stock.................................     737     2,465     4,913
  Purchases of treasury stock.....................    (406)     (401)      --
  Proceeds from short-term debt...................     --      7,639     6,013
  Payments on short-term debt.....................     --        --        (55)
                                                   -------  --------  --------
        Net cash provided by financing activities.     331     9,703    10,871
                                                   -------  --------  --------
Effect of foreign currency exchange rates on cash
 and cash equivalents.............................      38      (628)     (717)
                                                   -------  --------  --------
Net increase (decrease) in cash and cash
 equivalents......................................   4,187      (149)    7,700
Cash and cash equivalents:
  Beginning of period.............................   4,015     8,202     8,053
                                                   -------  --------  --------
  End of period................................... $ 8,202  $  8,053  $ 15,753
                                                   =======  ========  ========
Supplemental disclosures of cash flow information
  Cash paid for--
    Interest...................................... $     9  $      3  $    400
    Income taxes.................................. $ 1,467  $  1,418  $  6,875
Supplemental schedule of noncash financing
 activities
  Issuance of notes payable for the purchase of
   treasury stock................................. $   --   $    249  $    --

  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (In thousands, except share and per share figures)

1. Nature of Business and Summary of Significant Accounting Policies

 Nature of Business

  Heidrick & Struggles International, Inc. and Subsidiaries (the "Company") are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located throughout Europe.

 Basis of Accounting

  The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles.

 Principles of Consolidation

  The consolidated financial statements include Heidrick & Struggles International, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting Pronouncements to be Adopted in 1999

  During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging activities. It is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of January 1, 2000. The Company expects that adoption of this Standard will have no material effect on its consolidated financial position, results of operations or on disclosures within the consolidated financial statements.

 Cash and Cash Equivalents

  The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

 Concentration of Credit Risk

  Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across many different industries. At December 31, 1998, the Company had no significant concentrations of credit risk.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

      Office furniture and fixtures.................................. 8-10 years
      Computer equipment and software................................ 3-5 years
      Automobiles.................................................... 4 years

  Depreciation for financial statement purposes for the years ended December 31, 1996, 1997 and 1998 totaled $1,594, $2,315 and $4,408, respectively.

  During 1998, the Company incurred $4,127 of costs for the write off of leasehold improvements and accruals for non-cancelable lease commitments due to the decision to relocate the London office.

 Goodwill and Other Intangibles

  Goodwill and other intangible assets are stated at cost and amortized using the straight-line method over the estimated economic useful life. The Company continually evaluates whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill or an intangible asset may warrant revision, or that the remaining balance of goodwill or an intangible asset may not be recoverable. The Company evaluates the recoverability of goodwill and intangible assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of such assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of goodwill or intangible assets in 1998, 1997 and 1996.

 Revenue Recognition

  Revenue from client services is recognized as clients are billed, generally over a 60 to 90 day period commencing in the month of the initial acceptance of a search. If a search is canceled within the first 90 days, the Company will pro-rate the fee up to the date of cancellation. Revenue consists of the amount billed to clients, net of sales taxes.

 Income Taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Pension Plan

  Effective December 31, 1998, the Company adopted SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pension plans. It does not change the measurement or recognition of pension plans.

 Earnings (Loss) per Common Share

  The Company adopted SFAS No. 128, "Earnings Per Share" at December 31, 1997. Basic earnings (loss) per common share is computed by dividing net income
(loss) by weighted average common shares outstanding for the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES other contracts to issue common stock were exercised or converted. In accordance with SFAS No. 128, the Company utilizes the two-class method of calculating earnings (loss) per share. As such, the earnings (loss) are assigned to each class according to the terms of the stock agreements and earnings (loss) per share are computed by dividing the earnings (loss) assigned to each class by the shares outstanding in that class.

 Translation of Foreign Currencies

  The translation of financial statements into U.S. dollars has been performed in accordance with SFAS No. 52, "Foreign Currency Translation." The local currency for all subsidiaries has been designated as the functional currency except for subsidiaries which operate in highly inflationary economies which use the U.S. dollar as their functional currency. Non-U.S. assets and liabilities have been translated into U.S. dollars at the current rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the average exchange rates for the period. Translation adjustments are reported as a component of comprehensive income.

2. Acquisitions

 Mulder & Partner GmbH & Co. KG

  Effective October 1, 1997 the Company acquired 100% of Mulder & Partner GmbH & Co. KG ("Mulder"). The Company entered into a deferred contingent payment agreement with the sellers as described below:

  . $8,695 was paid on October 1, 1997 and $1,066 of associated transaction costs were incurred; $5,228 plus 4% interest will be paid in annual equal installments over a five year period ending October 1, 2002.

  . Shares of the Company will be issued over a five year period to the partners of Mulder as follows:

                                                                       Number
                                                                     of shares
                                                                    to be issued
                                                                    ------------
      October 1, 1997..............................................     4,000
      January 1, 1999..............................................     8,000
      January 1, 2000..............................................     7,000
      January 1, 2001..............................................     7,000
      January 1, 2002..............................................     6,000
                                                                       ------
                                                                       32,000
                                                                       ======

  At October 1, 1997, consideration corresponding to the issuance of the first 4,000 shares was accounted for at a value of $106.16 per share, representing the fair value of the shares of the Company at this date. The entire purchase price (initial cash payment, future cash installments and all shares) is contingent upon the continued employment of the selling shareholders for the five year period ending October 1, 2002. A pro rata portion of the total purchase price is forfeited in the event a selling shareholder leaves the employment of the Company prior to October 1, 2002. Due to these employment contingencies, the purchase price has been accounted for as compensation expense over the five year period of the contingency.

  On July 2, 1998, the Mulder acquisition agreement was amended. The amended agreement is contingent upon the merger of the Company and H&S Inc. The amended purchase price is $20,471, which is to be paid as follows:

  . $8,695 was due and paid in cash, $298 of associated transaction costs were incurred, and 4,000 shares of the Company's stock were issued to the former stockholders of Mulder on October 1, 1997.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  . $5,228 plus interest accrued from October 1, 1997 at a rate of 4% is due
    90 days after the merger of the Company and Heidrick & Struggles, Inc. The Company paid $1,254 of this amount in October 1998.

  . $5,901 represented by shares in the newly merged entity is due to the former stockholders of Mulder immediately after the merger.

  All employment contingencies were eliminated from the acquisition agreement.

  Due to the early settlement and elimination of employment contingencies, all remaining amounts will be expensed in the first quarter of 1999 when the amendment becomes effective.

3. Line of Credit

  The Company was granted a multicurrency line of credit which became effective on October 13, 1997. The $10,548 line of credit will be reduced annually by $2,110 on July 1, 1998, 1999, 2000 and 2001. The line of credit will expire on July 1, 2002. The interest rate on the credit line is LIBOR plus 1%. The interest rate at December 31, 1997 and 1998 was 7.2% and 6.6%, respectively. The total outstanding balance was $7,639 and $8,316 at December 31, 1997 and 1998, respectively. The interest expense on the debt was $21 and $402 for the year ended December 31, 1997 and 1998, respectively. The credit line has a financial requirement, which requires that the ratio of total debt to tangible net worth be less than 90%. As a result of this financial requirement, retained earnings are restricted to the extent the ratio of debt to tangible net worth exceeds 90%. Also, no investment greater than $2 million is allowed without prior approval from the banks. Finally, there may be no substantial sale of German assets without the bank's prior approval.

  HSI has negotiated a $7,969 multicurrency line of credit in addition to the above line of credit. This facility will reduce to $4,922 on March 1, 1999, $1,055 on May 1, 1999 and will terminate on May 31, 1999. The borrowings bear interest at the Euro OverNight Index Average ("EONIA") plus 100 basis points or LIBOR plus 100 basis points, depending on the currency borrowed. The borrowings can be drawn in Euros, ECU or British Pounds. At December 31, 1998, there was $3,437 outstanding under the facility and the interest rate was 4.6%.

  HSI has a $1,198 line of credit denominated in German Marks. The borrowings bear interest at a variable rate between 4.9% and 7.5% depending on the number of days the relevant borrowing is outstanding. There is no expiration date for this line of credit. At December 31, 1998, there was no balance outstanding.

4. Related Party Transactions

  At December 31, 1998, note payable to affiliate is comprised of a loan from H&S Inc. of $1,900. The interest rate on this loan is 6.2% at December 31, 1998. Accounts payable includes a payable of $776 and $2,998 to H&S Inc. at December 31, 1997 and 1998, respectively. All transactions between the Company and H&S Inc. are recorded at cost.

  Based on an agreement between the Company and H&S Inc., effective January 1, 1995, 65% of the net income of the Company is allocated to Class A shares and 35% of the net income of the Company is allocated to Class B shares, regardless of the exact percentage of each class holding. H&S Inc. owns all Class B shares.

5. Long-Term Debt

  Long-term debt consists of amounts due to former stockholders who have sold their stock back to the Company (see Note 6). The obligations are unsecured and payable in annual installments over a period of four years with interest payable at the prime commercial rate (8.50%, and 7.75% at December 31, 1997 and 1998, respectively).

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  The fair value of the debt based on current rates for similar debt is estimated to be $684 at December 31, 1998.

  Future principal payments on long-term debt are due as follows:

      Years ending December 31--
        1999............................................................. $355
        2000.............................................................   56
        2001.............................................................   56
        2002.............................................................  --
        2003.............................................................  --
                                                                          ----
                                                                          $467
                                                                          ====

6. Stockholder Agreements

  In accordance with the terms of the stock purchase agreements between the Company and its Class A stockholders, the Company is obligated to purchase the shares of stock owned by a Class A stockholder if the stockholder desires to sell or transfer the shares, or upon a stockholder's termination of employment at net book value as defined in the stock purchase agreements. Payments for shares are generally made over a four year period. Redemption amounts relating to the stock purchase agreements are included in Mandatorily Redeemable Common Stock in the accompanying consolidated balance sheets. These agreements will terminate upon successful completion of an initial public offering.

7. Income Taxes

  The deferred tax assets and liabilities consist of the following components as of December 31, 1997 and 1998:

                                                                  1997   1998
                                                                 ------ -------
      Deferred tax assets--
        Receivable allowances................................... $  584 $ 1,605
        Accrued vacations.......................................    222     268
        Accrued bonuses.........................................    496   2,451
        Property and equipment..................................    963   1,441
        Mulder purchase.........................................     71   1,275
        Accrued severance costs.................................    --      539
        Pension reserve.........................................  2,921   3,028
        Other accrued expenses..................................    252   1,322
        Net operating loss carryforwards........................    --    1,611
        Cumulative translation adjustment.......................    568     291
                                                                 ------ -------
          Net deferred tax assets...............................  6,077  13,831

      Deferred tax liabilities .................................    --      --
                                                                 ------ -------
            Net deferred income taxes........................... $6,077 $13,831
                                                                 ====== =======

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  The deferred tax amounts mentioned above have been classified in the accompanying consolidated balance sheets as of December 31, 1997 and 1998, as follows:

                                                                  1997   1998
                                                                 ------ -------
      Current deferred tax assets............................... $1,554 $ 7,796
      Current deferred tax liabilities..........................    --      --
                                                                 ------ -------
          Net current deferred tax asset........................  1,554   7,796
                                                                 ------ -------
      Long-term deferred tax asset..............................  4,523   6,035
      Long-term deferred tax liabilities........................    --      --
                                                                 ------ -------
          Net long-term deferred tax asset......................  4,523   6,035
                                                                 ------ -------
                                                                 $6,077 $13,831
                                                                 ====== =======

  The provision for income taxes for the years ended December 31, 1996, 1997 and 1998, is as follows:

                                                        1996    1997     1998
                                                       ------  -------  -------
      Current--
        U.S. Federal.................................. $  151  $   533  $   574
        Foreign.......................................  1,677    3,046    1,264
      Deferred........................................   (398)  (1,061)  (6,313)
                                                       ------  -------  -------
                                                       $1,430  $ 2,518  $(4,475)
                                                       ======  =======  =======

  The Company is a U.S. corporation, but operates entirely outside of the U.S., primarily in Europe. The Company pays foreign taxes for operations in each of the foreign countries in which it operates and pays U.S. federal taxes on its total operations after consideration of foreign tax credits.

  A reconciliation of income tax expense for the years ended December 31, 1996, 1997, and 1998, to the statutory U.S. federal income tax rate of 35%, is as follows:

                                                          1996    1997   1998
                                                         ------  ------ -------
      Income taxes at statutory rate.................... $1,250  $1,124 $(7,644)
      Increase (decrease) due to--
        Foreign taxes in excess of federal tax rates....    494     357   1,507
        Alternative minimum tax.........................     67     --      --
        Stock based compensation expense adjustment.....    --      --    2,858
        Other, net......................................   (381)  1,037  (1,196)
                                                         ------  ------ -------
                                                         $1,430  $2,518 $(4,475)
                                                         ======  ====== =======

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

8. Basic and Diluted Earnings (Loss) Per Common Share

  The following is a reconciliation of the shares used in the computation of basic and diluted earnings per share ("EPS") for Class A common shares:

                                                  Years Ended December 31,
                                              --------------------------------
                                                 1996       1997       1998
                                              ---------- ---------- ----------
      Basic EPS
      Income (loss) available to Class A
       common shareholders................... $    1,392 $      450 $  (11,287)
      Weighted average Class A common shares
       outstanding...........................  1,623,955  1,773,581  1,892,908
                                              ---------- ---------- ----------
      Basic EPS.............................. $      .86 $      .25 $    (5.96)
                                              ========== ========== ==========
      Diluted EPS
      Income (loss) available to Class A
       common shareholders................... $    1,392 $      450 $  (11,287)
                                              ---------- ---------- ----------
      Weighted average Class A common shares
       outstanding...........................  1,623,955  1,773,581  1,892,908
      Stock purchase obligations.............        --     107,113        --
                                              ---------- ---------- ----------
      Total diluted Class A common shares....  1,623,955  1,880,694  1,892,908
                                              ---------- ---------- ----------
      Diluted EPS............................ $      .86 $      .24 $    (5.96)
                                              ========== ========== ==========

  The following is a reconciliation of the shares used in the computation of basic and diluted EPS for Class B common shares:

                                                  Years Ended December 31,
                                              --------------------------------
                                                 1996       1997       1998
                                              ---------- ---------- ----------
      Basic EPS
      Income (loss) available to Class B
       common shareholders................... $      749 $      242 $   (6,078)
      Weighted average Class B common shares
       outstanding...........................  1,040,862  1,040,862  1,042,729
                                              ---------- ---------- ----------
      Basic and Diluted EPS.................. $      .72 $      .23 $    (5.83)
                                              ========== ========== ==========

9. Commitments and Contingencies

Operating Leases

  The Company leases office space in various buildings for its own use. The terms of these operating leases provide that the Company pays base rent and a share of the increase in operating expenses and real estate taxes in excess of defined amounts. The leases expire at various dates through 2013. The Company also leases computer equipment which is accounted for as an operating lease.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  Minimum future lease payments due in each of the next five years ending December 31, are as follows:

      Years ending December 31--
        1999.......................................................... $ 8,378
        2000..........................................................   7,667
        2001..........................................................   5,468
        2002..........................................................   3,722
        2003..........................................................   2,207
        Thereafter....................................................  26,261
                                                                       -------
                                                                       $53,703
                                                                       =======

  Rent expense under operating leases for the years ended December 31, 1996, 1997 and 1998 was $4,707, $5,307, and $6,897, respectively.

Litigation

  In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations, financial condition or liquidity of the Company.

10. Segment Information

  Management views the operations of the Company through the following geographic segments:

                                                      Years Ended December 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  ------- --------
Revenue:
  United Kingdom..................................... $20,565  $27,588 $ 30,943
  Germany............................................  12,614   19,900   42,097
  France.............................................  11,211   12,253   16,180
  Other..............................................  20,168   22,991   35,764
                                                      -------  ------- --------
    Total............................................ $64,558  $82,732 $124,984
                                                      =======  ======= ========
Operating Income (Loss):
  United Kingdom..................................... $   589  $ 1,028 $ (3,466)
  Germany............................................   1,279    1,090   (9,162)
  France.............................................      (3)     915   (3,539)
  Other..............................................   1,573       52      524
                                                      -------  ------- --------
    Total............................................ $ 3,438  $ 3,085 $(15,643)
                                                      =======  ======= ========
Identifiable Assets:
  United Kingdom..................................... $ 6,295  $12,288 $ 13,411
  Germany............................................   4,729   39,706   41,216
  France.............................................   6,985    9,921   15,516
  Other..............................................  14,842   13,645   24,854
                                                      -------  ------- --------
    Total............................................ $32,851  $75,560 $ 94,997
                                                      =======  ======= ========

During all years presented above, no individual customer accounted for greater than 10% of revenue.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

11. Merger Agreement

  On February 12, 1999, the Company's Board of Directors approved a merger agreement with H&S Inc. which details the plan to merge H&S Inc. with and into the Company prior to an initial public offering; and recommended that the merger agreement be submitted to the stockholders for approval. After completion of the merger, the corporation will be named Heidrick & Struggles International, Inc.

12. Pension Plan and Life Insurance Contracts

  The Company maintains a pension plan for certain partners in Germany. The pensions are individually fixed DM-amounts depending on the function and the pensionable years of service of the employee. The following provides a reconciliation of the benefit obligation:

                                                               1997     1998
                                                              -------  -------
      Change in benefit obligation:
      Benefit obligation at October 1, 1997 and January 1,
       1998.................................................. $15,351  $16,010
      Service cost...........................................     241      950
      Interest cost..........................................     234      924
      Actuarial loss.........................................     474    1,871
      Benefits paid..........................................     (26)    (103)
      Translation difference.................................    (264)     793
                                                              -------  -------
      Benefit obligation at December 31......................  16,010   20,445
      Unrecognized net loss..................................    (474)  (1,871)
                                                              -------  -------
      Net amount recognized.................................. $15,536  $18,574
                                                              =======  =======

      Unfunded status of the plan............................ $16,010  $20,445
      Unrecognized actuarial loss............................    (474)  (1,871)
                                                              -------  -------
      Accrued benefit cost................................... $15,536  $18,574
                                                              =======  =======
      Assumptions as of December 31:
      Discount rate (weighted average).......................     6.0%     6.0%
      Rate of compensation increase..........................     4.0%     4.0%
      Components of net periodic benefit cost:
      Service cost........................................... $   234  $   949
      Interest cost..........................................     227      923
      Expected return on plan assets.........................     --       --
      Amortization of prior service costs....................     --       --
      Recognized net actuarial loss..........................     --       --
                                                              -------  -------
      Net periodic benefit cost.............................. $   461  $ 1,872
                                                              =======  =======

  The pension benefits are fully reinsured within a group insurance contract with Victoria Lebensversicherung AG. The surrender values at December 1, 1997 and 1998 were $14,304 and $17,469, respectively. Because the reinsurance is not segregated from the Company's assets for purposes of SFAS No. 87, "Employers' Accounting for Pensions," the reinsurance is not regarded as an asset with respect to the pension plan.

13. Stock Based Compensation Expense

  In the fourth quarter of 1998, the Company sold 399,071 shares to its directors, resulting in $4,872 of salaries and employee benefits expense arising from the difference between the issuance price of the shares (book value) of $8.07 per share and the fair market value of the shares at the date of grant of $20.28 per share.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


14. Restatement and Reclassification

  In February 1999, an error was discovered in the financial statements for the year ended December 31, 1997 related to the accounting for the acquisition of Mulder. The error was a result of the Company not recording a pension liability and a related insurance asset and recording an erroneous tax credit. In addition, certain entries were made to properly record the pension liability and expense in accordance with SFAS No. 87 "Employer's Accounting for Pensions." The Company has restated its financial statements for the year ended December 31, 1997. A summary of the restatements by category is as follows:

                                                                Restatements as
                                                                      of
                                                               December 31, 1997
                                                               -----------------
Salaries and employee benefits................................       $  59
General and administrative expenses...........................         (11)
Non-operating income (expense)................................           7
Provision for income taxes....................................        (339)
                                                                     -----
                                                                     $(284)
                                                                     =====

  The Company has recorded the pension asset and pension liability (as described in Note 12) on the Consolidated Balance Sheet. Certain 1997 balances have been reclassified to conform with the 1998 presentation.

15. Subsequent Events

  On January 20, 1999, the Company repaid its loan from H&S Inc. in the amount of $1,900 plus interest.

  On February 26, 1999, Heidrick & Struggles, Inc. merged with and into the Company.

  On March 26, 1999, the Company declared a 15.8217 for 1 stock split to become effective upon completion of its initial public offering of common stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Mulder & Partner GmbH & Co. KG:

  We have audited the accompanying consolidated statements of income and related consolidated statements of cash flows of MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES (a German limited partnership) for the nine months ended September 30, 1997 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations of Mulder & Partner GmbH & Co. KG and Subsidiaries and their cash flows for the nine months ended September 30, 1997 and for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Chicago, Illinois
July 19, 1998

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
               (In thousands, except share and per share figures)

                                              Twelve Months
                                                  Ended       Nine Months Ended
                                            December 31, 1996 September 30, 1997
                                            ----------------- ------------------
Revenue....................................      $32,560           $21,816
Operating expenses:
  Salaries and employee benefits...........       24,701            14,610
  General and administrative expenses......        7,404             5,557
                                                 -------           -------
    Total operating expenses...............       32,105            20,167
                                                 -------           -------
    Operating income.......................          455             1,649
                                                 -------           -------
Non-operating income (expense):
  Interest income..........................           28                36
  Interest expense.........................          (94)             (159)
  Other income.............................        2,106               529
                                                 -------           -------
                                                   2,040               406
                                                 -------           -------
    Income before income taxes.............        2,495             2,055
Provision for income taxes.................        2,663             1,668
                                                 -------           -------
    Net income (loss)......................      $  (168)          $   387
                                                 -------           -------
Comprehensive income (loss)................      $  (168)          $   387
                                                 =======           =======




  The accompanying notes to consolidated financial statements are an integral part of these statements.

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Twelve Months  Nine Months
                                                        Ended         Ended
                                                    December 31,  September 30,
                                                        1996          1997
                                                    ------------- -------------
Cash flows from operating activities
  Net income (loss)................................    $  (168)      $   387
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization..................        356           231
    Deferred income taxes..........................         72           (2)
    Changes in assets and liabilities:
      Trade & other receivables....................     (2,309)        1,319
      Prepaid expenses.............................       (173)          170
      Accounts payable.............................        292          (246)
      Accrued expenses.............................      2,152          (165)
      Income taxes payable.........................      2,130         1,409
                                                       -------       -------
        Net cash provided by operating activities..      2,352         3,103
                                                       -------       -------
Cash flows from investing activities
  Purchases of property and equipment..............       (991)          (21)
  Purchases of long-term investments...............     (2,212)         (455)
                                                       -------       -------
        Net cash used in investing activities......     (3,203)         (476)
                                                       -------       -------
Cash flows from financing activities
  Dividends paid...................................       (872)         (557)
  Proceeds from long-term debt.....................      1,299           --
  Payments on long-term debt.......................        --         (1,964)
                                                       -------       -------
        Net cash provided by (used in) financing
         activities................................        427        (2,521)
                                                       -------       -------
Effect of foreign currency exchange rates on cash
 and cash equivalents..............................        (38)          (25)
                                                       -------       -------
Net increase (decrease) in cash and cash
 equivalents.......................................       (462)           81
Cash and cash equivalents:
  Beginning of period..............................        645           183
                                                       -------       -------
  End of period....................................    $   183       $   264
                                                       =======       =======
Supplemental disclosures of cash flow information
  Cash paid for--
  Interest.........................................    $    94       $   159
  Income taxes.....................................    $   761       $   140
                                                       =======       =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED INCOME STATEMENTS AND
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      For the year ended December 31, 1996
                  and the nine months ended September 30, 1997

1. Nature of Business and Summary of General Accounting Principles

 Nature of Business

  Mulder & Partner GmbH & Co. KG and Subsidiaries (as of December 31, 1995:
Mulder & Partner GmbH) (the "Company") are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located in Germany.

 Basis of Accounting

  The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles.

 Principles of Consolidation

  The consolidated financial statements include Mulder & Partner GmbH & Co., KG and its wholly and majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets and German tax law as follows:

      Office furniture and fixtures.................................. 4-20 years
      Computer equipment and software................................ 2-3 years

  Depreciation for consolidated financial statement purposes for the year ended December 31, 1996 and the nine months ended September 30, 1997 totaled $356 and $231, respectively.

 Revenue Recognition

  Revenue from client services is recognized as clients are billed, generally over a 90 day period commencing in the month of the initial acceptance of a search. Revenue consists of the amount billed to clients, net of expenses and value added taxes.

 Translation of Foreign Currencies

  The consolidated financial statements were translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The functional currency for the Company is the German Deutschmark. The consolidated financial statements have been translated into U.S. Dollars by applying the average annual exchange rates on the consolidated income statements and the consolidated statements of cash flows.

2. Income Taxes

  The provision for income taxes for the year ended December 31, 1996 and the nine months ended September 30, 1997, is as follows:

                                                              Nine months ended
                                                        1996  September 30, 1997
                                                       ------ ------------------
Current taxes--
  Trade taxes on income (Municipality tax)............ $2,591       $1,666
Deferred taxes........................................     72            2
                                                       ------       ------
                                                       $2,663       $1,668
                                                       ======       ======

  A reconciliation of income tax expense for the year ended December 31, 1996 and the nine months ended September 30, 1997 to the statutory German trade tax rate of 19% is as follows:

                                                              Nine months ended
                                                        1996  September 30, 1997
                                                       ------ ------------------
Income taxes at statutory rate........................ $  474       $  390
Increase due to--
  Nondeductible expenses..............................  2,189        1,278
                                                       ------       ------
                                                       $2,663       $1,668
                                                       ======       ======

  Since the change of the legal status of Mulder & Partner GmbH in 1996 the Company is only subject to trade tax on income. With notarial deed dated June 13, 1996, Mulder & Partner GmbH was reorganized retroactively (effective January 1, 1996) from a limited liability corporation into Mulder & Partner GmbH & Co., KG (a limited partnership with a limited liability corporation as general partner) according to Sect. 190 following the German Reorganization Law ("Umwandlungsgesetz"). Due to the change of the legal status, the Company is no longer subject to German corporate income taxation. The income of the partnership is now taxed at the level of the individual partners.

  The reorganization has been performed at book value without realizing any capital gain or loss. Accordingly the reorganization has not had any German income tax implications.

Deferred Taxes

  Deferred taxes are applicable for German trade tax on income and German corporate income tax.

3. Commitments and Contingencies

Operating Leases:

  The Company leases office space in various buildings for its own use. These leases expire at various dates through 2002. The Company also leases computer equipment and automobiles which are accounted for as operating leases.

  Minimum future lease payments due in each of the next five years ending December 31, are as follows:

      Years ending December 31
      1998............................................................. $  952
      1999.............................................................    940
      2000.............................................................    889
      2001.............................................................    427
      2002.............................................................    239
                                                                        ------
                                                                        $3,447
                                                                        ======

  Rent expense under operating leases for the year ended December 31, 1996, and the nine months ended September 30, 1997 was $1,157 and $789, respectively.

Litigation

  In the normal course of business, the Company is a party to various matters involving disputes and/or litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the results of operations, financial condition or liquidity of the Company.

4. Segment Information

  The Company operates as a single business segment and in a single primary geographic location (Germany).

                                3,000,000 Shares


                                  Common Stock

                              ------------------

                                   PROSPECTUS
                                February 3, 2000

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Lehman Brothers

               Goldman, Sachs & Co.

                              The Robinson-Humphrey Company

                                              Fidelity Capital Markets
                                              a division of National Financial
                                                    Services Corporation